Confidential Draft No. 4 as confidentially submitted to the U.S. Securities and Exchange Commission on October 18, 2024.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Kabushiki Kaisha Robot Consulting

(Exact name of registrant as specified in its charter)

Robot Consulting Co., Ltd.

(Translation of Registrant’s name into English)

Japan	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Le Graciel Building 2, 6th Floor

5-22-6 Shinbashi, Minato Ward

Tokyo, 105-0005, Japan

+81 3-6280-547

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Ying Li, Esq. Lisa Forcht, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 (212) 530-2206	Michael J. Blankenship, Esq. Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, Texas 77002 (713) 651-2600

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [●], 2024

Robot Consulting Co., Ltd.

American Depositary Shares

Representing          Ordinary Shares

This is a firm commitment initial public offering of the American depositary shares (the “ADSs”) representing our ordinary shares (“Ordinary Shares”). We are offering         ADSs and each ADS represents one Ordinary Share. Prior to this offering, there has been no public market for the ADSs or our Ordinary Shares. We expect the initial public offering price of the ADSs to be in the range of US$          to US$            per ADS.

We have applied to list the ADSs on the Nasdaq Capital Market (“Nasdaq”) under the symbol “LAWR.” It is a condition to the closing of this offering that the ADSs are approved for listing on Nasdaq. At this time, Nasdaq has not approved our application to list the ADSs and there is no guarantee or assurance that the ADSs will be approved for listing on Nasdaq.

Investing in the ADSs involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 9 to read about factors you should consider before buying the ADSs.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 3 of this prospectus for more information.

Following the completion of this offering, Mr. Hidetoshi Yokoyama, our chairman and representative director, will beneficially own approximately [*]% of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the over-allotment option of EF Hutton LLC, a representative of the several underwriters in this offering (“Representative”), or approximately [*]%, assuming full exercise of the Representative’s over-allotment option, based on an assumed IPO price of US$[*] per ADS. As such, we will be deemed to be a “controlled company” under Nasdaq Listing Rule 5615(c). However, even if we are deemed to be a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Listing Rules but will follow the corporate governance standards of our home country, Japan, as permitted by Nasdaq Listing Rules. See “Risk Factors” and “Management—Controlled Company.”

	Per ADS	Total Without Over- Allotment Option	Total With Over- Allotment Option
Initial public offering price	$	$	$
Underwriters’ discounts(1)	$	$	$
Proceeds to our company before expenses(2)	$	$	$

(1)	Represents underwriting discounts equal to (i) 9.0% per ADS, which is the underwriting discount we have agreed to pay on investors in this offering introduced by the underwriters, and (ii) 5.0% per ADS, which is the underwriting discount we have agreed to pay on investors in this offering sourced by us. Underwriting discounts to be paid by us are calculated based on the assumption that no investors in this offering are introduced by us.

(2)	In addition to the underwriting discounts listed above, we have agreed to: (i) reimburse the underwriters for certain expenses and (ii) provide a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the Representative. See “Underwriting” for additional information regarding total underwriter compensation.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about          , 2024.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

EF Hutton LLC

Prospectus dated               , 2024

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About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Our functional currency is the Japanese yen (“JPY” or “¥”), the legal currency of Japan. The terms “dollar” or “$” refer to U.S. dollars, the legal currency of the United States. Our financial statements are presented in JPY. Convenience translations included in this prospectus are based on the exchange rate of JPY to U.S. dollars of ¥151.22=$1.00, which was the foreign exchange rate on March 31, 2024, as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on April 1, 2024. Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10/. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars, which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs;

●	“ADSs” are to the American Depositary Shares, each of which represents one Ordinary Share;

●	“AI” are to artificial intelligence;

●	“API” are to application programming interface;

●	“Certified Consultant” are to a certified social insurance and labor consultant (Shakai Hoken Roumu Shi, or Sharoushi), an expert in personnel and labor management who, once he or she passed the national examination, is qualified to provide consultation, guidance, and other services relating to employment, social insurance, and labor laws and regulations in Japan, as well as labor dispute resolutions, pursuant to the Certified Social Insurance and Labor Consultant Act (Act No. 89 of 1968, as amended);

●	“Certified Consultant Corporation” are to a special corporation similar to an unlimited partnership under the Commercial Code of Japan, whose members are limited to Certified Consultants who are jointly and severally liable to third parties;

●	“CJK Group” are to CJK Group Inc., an Arizona corporation which provides legal outsourcing services in the U.S. and Japan;

●	“FINRA” are to the Financial Industry Regulatory Authority;

●	“Lawyer Robot” are to our upcoming product, named Bengo Robot in Japanese, with the functions of (i) legal precedent research, which integrates AI to enhance search quality to find cases that are more aligned with the matters being searched, and (ii) preliminary legal consultation and lawyer matching services;

●	“METI” are to the Ministry of Economy, Trade, and Industry of Japan;

●	“metaverse” or “Metaverse” are to a highly immersive virtual environment where participating users may gather to interact with one another regardless of physical location;

●	“MHLW” are to the Ministry of Health, Labor, and Welfare of Japan;

●	“Ordinary Shares” are to the ordinary shares of Robot Consulting;

●	“Robot Consulting,” “we,” “us,” “our,” “our Company,” or the “Company” are to Robot Consulting Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law;

●	“Robot Lawyer” are to our upcoming product, named Robot Bengoshi in Japanese, which enables users to pose metaverse-related legal questions through its chat interface powered by third-party generative AI;

●	“SEC” are to the U.S. Securities and Exchange Commission; and

●	“U.S. dollars,” “USD,” “$,” and “US$” are to the legal currency of the United States.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the Representative of its over-allotment option.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs, discussed under “Risk Factors,” before deciding whether to buy the ADSs.

Overview

We are a platform service provider focusing on human resource solutions with an intention to expand into legal technology and the metaverse. Our current major product is “Labor Robot,” a cloud-based human resource management system launched in September 2022. Labor Robot helps users track employee attendance and sales orders and journalize accounting items. Additionally, we provide the information relating to grant (Joseikin) applications with MHLW, which will provide grants to small and medium-sized businesses to enhance their working conditions and employee welfare. Labor Robot also facilitates users in evaluating the types of grants they may be eligible for. In addition, we connect users interested in applying for grants with Certified Consultants. In addition to grant applications, we also support users who want to apply for a subsidy (Hojokin) with METI for the information technology (IT) system installation subsidy by connecting users interested in applying for a subsidy with our partners specializing in subsidy applications.

The number of Labor Robot users grew significantly to 261 users as of March 31, 2023, and to 483 users as of March 31, 2024, with 222 new users added during the fiscal year ended March 31, 2024. Labor Robot users are the users of Labor Robot who directly purchase Labor Robot from us and the users who purchase it from Nac Co., Ltd, a Japanese conglomerate that operates a water server business, sells and rental dust control products, provides architectural consulting, and manufactures and sells beauty product manufacturing (“Nac”).

The largest distributor contributing to the increased numbers of Labor Robot users is Nac. Nac is a listed company in Japan that has connections with small and medium-sized businesses, who serve as our target customers. Under the distribution agreement between us and Nac, Nac has agreed to act as our primary distributor, and we have agreed to provide support to Nac’s customers in applying for IT system installation subsidies with METI. In practice, Nac directly enters into the Labor Robot licensing or sales agreement with its customers, and we receive 7% of the total sales price (including tax) of Labor Robot that Nac sold to its customers in the prior month, which we recognize as revenue from the sales of Labor Robot. This arrangement enables us to increase exposure of Labor Robot to our target customers through Nac’s pipeline. We obtained 98 and 209 new Labor Robot users through this arrangement during the fiscal years ended March 31, 2024 and 2023, respectively, representing 44.14% and 80.1% of new users acquired during the fiscal years ended March 31, 2024 and 2023, respectively. The total accumulated number of Labor Robot users derived from Nac were 307 and 209 for the fiscal years ended March 31, 2024 and 2023, respectively. However, we receive only 7% of the original Labor Robot’s price from Nac, as opposed to the full price we usually obtain from users directly purchasing Labor Robot from us. The percentage of the revenue derived from Nac’s customers was 1.5% and 8.21% of the total revenue of the Company for the fiscal years ended March 31, 2024 and 2023, respectively. See “Business—Our Marketing Channel.”

While we plan to continue expanding the customer base for Labor Robot through our distribution agents, we also aim to create more software and services related to digital transformation, legal technology, and the metaverse. For example, we are also developing “Lawyer Robot,” which includes two main functions: (i) legal precedent research, which integrates AI to enhance search quality to find cases that are more aligned with the matters being searched, and (ii) preliminary legal consultation and lawyer matching services. We also plan to launch “Robot Lawyer,” which will enable users to pose metaverse-related legal questions on certain metaverse platforms through Robot Lawyer’s chat interface powered by ChatGPT’s API. As of the date of this prospectus, our current products do not include any AI technology; however, we are endeavoring to incorporate third-party generative AI technology, such as ChatGPT, into our Robot Lawyer software. See “Business—Research and Development.”

In addition to Labor Robot, we also provide consulting and support services relating to digital transformation to small and medium-sized businesses. During the fiscal year ended March 31, 2024, our services included (i) e-learning services, (ii) e-commerce store set-up services, and (iii) software installation services, while during the fiscal year ended March 31, 2023, we provided only IT system installation subsidy application consulting and support services. Additionally, during the fiscal year ended March 31, 2023, we provided advertising services and outsourcing services to a certain Certified Consultant. The revenue from our products and services, excluding the sales of Labor Robot, accounted for 89.16% and 81.48% of our total revenue during the fiscal years ended March 31, 2024, and 2023, respectively. We plan to use proceeds from these services to further expand Labor Robot’s business and develop new products and services. While we have ceased providing IT system installation subsidy application consulting and support services, e-commerce store set-up services, advertising services, and outsourcing services, in order to focus our efforts on the expansion of sales of our Labor Robot, e-learning services, and software installation services, a determination as to whether such services may resume in the future has yet to be made. During the fiscal years ended March 31, 2024 and 2023, the percentage of revenue accounted for by such ceased products and services was 48.48% and 81.48%, respectively, and the percentage of revenue accounted for by those products and services we continued to offer during such periods was 51.52% and 18.52%, respectively.

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

●	Growing a labor management platform for small and medium-sized enterprises;

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●	Strong and expansive connection with distribution agents and effective marketing strategy; and

●	Experienced management team.

Growth Strategies

We intend to develop our business by implementing the following strategies:

●	Continue to approach Labor Robot’s prospective clients through seminars held by our distributor agents;

●	Expansion into the Legal Technology Industry through our “Lawyer Robot”;

●	Collaboration with CJK Group to launch “Junior Lawyer X” in the U.S. market; and

●	Expansion into metaverse business in Japan through “Robot Lawyer.”

Corporate Information

Our headquarters are located at Le Graciel Building 2, 6th Floor 5-22-6 Shinbashi, Minato Ward, Tokyo 105-0005, Japan and our phone number is +81 3-6280-547. Our website address is https://robotconsulting.net/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus or the registration statement of which it forms a part. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Corporate History and Structure

Robot Consulting was incorporated in Minato Ward, Tokyo, Japan on April 17, 2020, as a joint-stock corporation (kabushiki kaisha) with limited liability.

The following chart illustrates our corporate structure upon completion of this offering based on 7,035,000 Ordinary Shares outstanding as of the date of this prospectus and [*] ADSs to be sold in this offering, assuming no exercise by the Representative of its over-allotment option. For more details on our corporate history, please refer to “Corporate History and Structure.”

Notes: All percentages reflect the equity interests held by the shareholders.

(1)	The pre-IPO percentages are based upon 7,035,000 Ordinary Shares issued and outstanding as of the date of this prospectus and the post-IPO percentages are based on Ordinary Shares underlying the ADSs issued and outstanding after this offering, assuming no exercise of the over-allotment option.

(2)	On February 5, 2024, our shareholders approved the share split of the 7,035 outstanding Ordinary Shares at a ratio of 1:1000 which was based on a record date of February 5, 2024 and became effective on February 5, 2024, resulting in 7,027,965 Ordinary Shares being issued after the share split.

(3)	Represents 1,593,000 Ordinary Shares held by 38 record shareholders of our Company, each of which holds less than 5% of our Ordinary Shares as of the date of this prospectus.

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Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as the “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the completion of this offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.235 billion in annual revenue, have $700 million or more in market value of the ADSs held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

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●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material non-public information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

As a foreign private issuer, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We intend to follow home country practice, as permitted by Nasdaq. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer” beginning on page 29 of this prospectus. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Controlled Company

Upon completion of this offering, Mr. Hidetoshi Yokoyama, our chairman and representative director, will beneficially own approximately [*]% of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the Representative’s over-allotment option, or approximately [*]%, assuming full exercise of the Representative’s over-allotment option, in each case, based on an assumed initial public offering (“IPO”) price of US$[*] per ADS. As a result, we will be deemed to be a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

●	a majority of our board of directors consist of independent directors;

our director nominees be selected or recommended solely by independent directors; and

●	we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

As a foreign private issuer, however, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We intend to follow home country practice as permitted by Nasdaq, rather than rely on the “controlled company” exception to the corporate governance rules. See “Risk Factors—Risks Relating to this Offering and the Trading Market—Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.” Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

●	we have a history of operating losses and will likely incur substantial additional expenses and operating losses in the future. We may continue to be unprofitable for an extended period of time. Management has concluded that there is, and the report of our independent registered public accounting firm contains an explanatory paragraph that expresses, substantial doubt about our ability to continue as a going concern (see the disclosure beginning on page 9 of this prospectus);

●	our limited operating history makes it difficult to evaluate our results of operations and prospects (see the disclosure beginning on page 9 of this prospectus);

●	we have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges (see the disclosure beginning on page 10 of this prospectus);

●	during the last two fiscal years, we derived a substantial majority of our revenues from consulting and support services, advertising services, and outsourcing services. While we will not provide advertising services, outsourcing services, and certain consulting and support services going forward, our efforts to increase the sales of the remaining services, as well as Labor Robot and our other products, may not succeed and may reduce our revenue growth rate (see the disclosure beginning on page 11 of this prospectus);

●	we depend on a cloud storage service provider to operate Labor Robot and any disruption in the operation of the cloud storage service provider could adversely affect our business (see the disclosure beginning on page 12 of this prospectus);

●	we are still heavily relying on third-party software development vendors to build our products (see the disclosure beginning on page 12 of this prospectus); and

●	our business could be adversely affected if our customers are not satisfied with the deployment services provided by us or our Certified Consultant partners (see the disclosure beginning on page 14 of this prospectus).

Risks Relating to this Offering and the Trading Market

In addition to the risks described above, we are subject to general risks and uncertainties related to this offering and the trading market of the ADSs, including, but are not limited to, the following:

●	an active trading market for the ADSs may not develop (see the risk factor beginning on page 21 of this prospectus);

●	you will experience immediate and substantial dilution in the net tangible book value of the Ordinary Shares underlying the ADSs purchased in this offering (see the risk factor beginning on page 22 of this prospectus);

●	after the completion of this offering, share ownership will remain concentrated in the hands of our management, who will continue to be able to exercise a direct or indirect controlling influence on us (see the risk factor beginning on page 23 of this prospectus);

●	the sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price (see the risk factor beginning on page 23 of this prospectus);

●	the market price of the ADSs may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs at or above the IPO price (see the risk factor beginning on page 23 of this prospectus);

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●	we may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares or the ADSs (see risk factor beginning on page 25 of this prospectus);

●	we do not intend to pay dividends for the foreseeable future (see the risk factor beginning on page 26 of this prospectus);

●	rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions (see the risk factor beginning on page 27 of this prospectus); and

●	as holders of ADSs, you may have fewer rights than holders of our Ordinary Shares and must act through the depositary to exercise those rights (see the risk factor beginning on page 27 of this prospectus).

THE OFFERING

Securities offered by us	ADSs, representing Ordinary Shares

Over-allotment option	We have granted to the Representative an option, exercisable within 45 days from the closing of this offering, to purchase up to an aggregate of additional ADSs.

Price per ADS	We currently estimate that the IPO price will be in the range of US$ to US$ per ADS.

Ordinary Shares outstanding prior to completion of this offering(1)	7,035,000 Ordinary Shares

ADSs outstanding immediately after this offering(1)	ADSs, assuming no exercise of the Representative’s over-allotment option

ADSs, assuming full exercise of the Representative’s over-allotment option

Ordinary Shares outstanding immediately after this offering(1)	Ordinary Shares, assuming no exercise of the Representative’s over-allotment option

Ordinary Shares, assuming full exercise of the Representative’s over-allotment option

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Listing	We have applied to have the ADSs listed on Nasdaq. The closing of this offering is conditioned upon Nasdaq’s approval of the listing of the ADSs on Nasdaq, and there is no guarantee or assurance that the ADSs will be approved for listing on Nasdaq.

Proposed ticker symbol	“LAWR”

The ADSs	Each ADS represents one Ordinary Share.

The depositary or its nominee will be the holder of the Ordinary Shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary, and all holders and beneficial owners of ADSs issued thereunder.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Ordinary Shares, the depositary will distribute the cash dividends and other distributions it receives on our Ordinary Shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary to withdraw the Ordinary Shares underlying your ADSs. The depositary will charge you a fee for such exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	The Bank of New York Mellon

Use of proceeds

We estimate that we will receive aggregate net proceeds of approximately $            million (or $            million if the Representative exercises its option to purchase additional ADSs in full) from this offering, based on the assumed IPO price of $            per ADS, representing the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for (i) recruiting talent and increasing the number of employees, (ii) investing in the research and development of our new and existing products, (iii) investing in equipment and facilities, including expanding our office to accommodate additional employees, and (iv) working capital and general corporate proposes. See “Use of Proceeds” on page 34 for more information.

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Lock-up	We have agreed not to, for a period of 180 days from the date of this prospectus, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of the ADSs or securities that are substantially similar to the ADSs, including any options or warrants to purchase the ADSs, or any securities that are convertible into or exchangeable for, or that represent the right to receive, the ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriters. Furthermore, each of our directors, corporate auditors, and executive officers and our existing shareholders have also entered into a similar lock-up agreement for a period of 180 days from the date of the final prospectus, subject to certain exceptions, with respect to the ADSs and securities that are substantially similar to the ADSs.

Risk factors	The ADSs offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 9 for a discussion of factors to consider before deciding to invest in the ADSs.

Payment and Settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company (“DTC”) on , 2024.

(1)	The pre-IPO percentages are based upon 7,035,000 Ordinary Shares issued and outstanding as of the date of this prospectus and the post-IPO percentages are based on [*] Ordinary Shares issued and outstanding after this offering, assuming no exercise of the over-allotment option.

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RISK FACTORS

An investment in the ADSs involves a high degree of risk. Before deciding whether to invest in the ADSs, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of the ADSs to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in the ADSs if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

We have a history of operating losses and will likely incur substantial additional expenses and operating losses in the future. We may continue to be unprofitable for an extended period of time. Management has concluded that there is, and the report of our independent registered public accounting firm contains an explanatory paragraph that expresses, substantial doubt about our ability to continue as a “going concern.”

We had a loss of JPY661,966 thousand ($4.4 million) and JPY478,633 thousand ($3.2 million) for the fiscal years ended March 31, 2024 and 2023, respectively. This operating loss has resulted in an accumulated deficit of JPY1,247,800 thousand ($8.3 million)               and JPY585,834 thousand ($3.9 million) as of March 31, 2024 and 2023, respectively. These factors raise substantial doubt regarding our ability to continue as a going concern.

We may consider obtaining additional financing in the future through the issuance of our Ordinary Shares, through other equity or debt financings, or other means. However, we are dependent upon its ability to obtain new revenue generating customer contracts, secure equity and/or debt financing and there are no assurances that we will be successful. As a result of the above, there is material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on our ability to continue as a going concern, and therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, the value of your investment would be materially and adversely affected.

Our limited operating history makes it difficult to evaluate our results of operations and prospects.

We have only been in operation since 2020 and, therefore, have limited operating history with respect to each of our principal products. We commenced selling our Labor Robot in September 2022. The number of Labor Robot users grew to 261 users as of March 31, 2023, and to 483 users as of March 31, 2024, with 222 new users added during the fiscal year ended March 31, 2024. While we concurrently provide e-learning services and software installation services, we promote Labor Robot as our principal product. During the fiscal years ended March 31, 2024 and 2023, the percentage of revenue that accounted for the products and services we ceased to operate was 48.48% and 81.48%, respectively. Since we have terminated products and services which had significantly generated revenue during the last two fiscal years, our future success will require us to further expand our customer and user base and scale up the sales of Labor Robot, e-learning services, software installation services, and our new products. Our business model and ability to attract more customers are unproven. To address the risks, we must, among other things, continue to (i) expand our sales and distribution channel, (ii) maintain and further develop business relationships with our existing and potential customers, and (iii) improve public relations and brand awareness and enhance customer loyalty. We cannot assure you that we will be successful in addressing such risks. Although we have experienced revenue growth, given that we discontinued products and services which had significantly generated revenues during the last two fiscal years, we cannot assure you that our revenue will increase at previous rates or at all, or that we will be able to operate profitably in future periods. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. You should consider our business and prospects in light of the risks, uncertainties, expenses, and challenges that we will face as an early-stage company seeking to sell new products in a volatile and challenging market.

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The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The markets for human resource and financial management platforms, business-to-business e-learning, and other digital transformation-related consulting services for small and medium-sized businesses in Japan are highly competitive, with relatively low barriers to entry. Our primary competitors in the Japanese market for Labor Robot are Yayoi Co., Ltd. (“Yayoi”) and freee K.K. (“freee”), well-established providers of human resource and financial management platforms, which have long-standing relationships with many customers. Other competitors include Jobcan, operated by Donuts Co., Ltd. and SmartHR. Inc. Prospective customers may be hesitant to adopt a cloud-based platform such as ours and may prefer to upgrade the more familiar applications offered by these vendors that are deployed on their premises. For other services, our competitors include WriteUp Co., Ltd., a company listed on the Tokyo Stock Exchange, which similarly offers products and services, including AI-related e-learning courses and grant and subsidy application support for small and medium-sized businesses.

These competitors are larger companies and have greater brand recognition, much longer operating histories, larger marketing budgets and significantly greater resources than we do. These vendors, as well as other competitors, may offer products and services on a stand-alone basis at a low price or bundled as part of a larger product sale. In order to take advantage of customer demand for their products and services, they may have greater capacity to expand their products and services through acquisitions and organic development.

We also face competition from large national and overseas cloud-based accounting platform service providers have also started to enter into the Japanese market, such as QuickBooks. We may also face competition from a variety of vendors of cloud-based and on premises software applications that address only a portion of one of our applications. In addition, other companies that provide cloud-based applications in different target markets, such as Salesforce.com and NetSuite, may develop applications or acquire companies that operate in our target markets, and some potential customers may elect to develop their own internal applications. With the introduction of new technologies and market entrants, we expect this competition to intensify in the future.

Many of our competitors are able to devote greater resources to the development, promotion and sale of their products and services. Furthermore, our current or potential competitors may be acquired by third parties with greater available resources and the ability to initiate or withstand substantial price competition. In addition, many of our competitors have established marketing relationships, access to larger customer bases and major distribution agreements with consultants, system integrators and resellers. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources. If our competitors’ products, services, or technologies become more accepted than our products or services, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, then our revenues could be adversely affected. In addition, some of our competitors may offer their products and services at a lower price. If we are unable to achieve our target pricing levels, our operating results would be negatively affected. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses or a failure to maintain or improve our competitive market position, any of which could adversely affect our business.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

We have recently experienced a period of rapid growth in the number of users for Labor Robot. In particular, since the launch of Labor Robot in September 2022, our user base increased from zero to 261 as of March 31, 2023, and further to 483 users as of March 31, 2024, with 222 new users added during the fiscal year ended March 31, 2024. We anticipate that we will significantly expand our operations and headcount in the near term. This growth has placed, and future growth will place, a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Failure to effectively manage growth could result in difficulty or delays in deploying customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties, and any of these difficulties could adversely impact our business performance and results of operations.

If the market for cloud-based accounting and human resource software develops more slowly than we expect or declines, our business could be adversely affected.

The cloud-based accounting and human resource software market is not as mature as the market for on premises enterprise software, especially in the Japanese market. See “Business—Market Opportunity.” It is uncertain whether cloud-based software for enterprise will achieve and sustain high levels of customer demand and market acceptance. Our success will depend to a substantial extent on the widespread adoption of cloud computing in general, and of human resource and financial management services in particular.

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Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to cloud-based software. It is difficult to predict customer adoption rates and demand for our products, the future growth rate and size of the cloud-based software market, or the entry of competitive products. The expansion of the cloud-based software market depends on a number of factors, including the cost, performance, and perceived value associated with cloud-based software, as well as the ability of cloud-based software companies to address security and privacy concerns. If other cloud-based software providers experience security incidents, loss of customer data, disruptions in delivery or other problems, the market for cloud-based software products as a whole, including our products, may be negatively affected. If cloud-based software does not achieve widespread adoption, or there is a reduction in demand for cloud-based software caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, it could result in decreased revenues and our business could be adversely affected.

During the last two fiscal years, we derived a substantial majority of our revenues from consulting and support services, advertising services, and outsourcing services. While we will not provide advertising services, outsourcing services, and certain consulting and support services going forward, our efforts to increase the sales of the remaining services, as well as Labor Robot and our other products, may not succeed and may reduce our revenue growth rate.

During the last two fiscal years, we derived a substantial majority of our revenues from consulting and support services, advertising services, and outsourcing services, while endeavoring to increase the sales of Labor Robot, our principal product. While we have decided not to provide advertising services, outsourcing services, and certain consulting and support services, including IT system installation subsidy application consulting and support services and e-commerce store set-up services as of the fiscal year beginning April 1, 2024, we have determined to focus our efforts on expanding the sales of e-learning services, software installation services, and Labor Robot. Any factor adversely affecting sales of the remaining services and Labor Robot, including market acceptance, product competition, performance and reliability, reputation, price competition, and economic and market conditions, could adversely affect our business and operating results. Our participation in the markets for the products and services we are developing or have just launched, such as e-learning services, Lawyer Robot, and metaverse-related services, is relatively new, and it is uncertain whether these areas will ever result in significant revenues for us. Further, the introduction of new products and services beyond these markets may not be successful.

If we are not able to provide successful enhancements, new features and modifications, our business could be adversely affected.

If we are unable to provide enhancements and new features for Labor Robot, our current services, or new products and services we may develop in the future that achieve market acceptance or that keep pace with rapid technological developments, our business could be adversely affected. For example, we are focused on enhancing the features and functionality of Labor Robot to improve their utility to larger user base. The success of enhancements, new features and products depends on several factors, including the timely completion, introduction and market acceptance of the enhancements or new features or products. Failure in this regard may significantly impair our revenue growth. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely fashion. Furthermore, uncertainties about the trends in digital transformation, AI, and the metaverse, the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our products and services to operate effectively with future digital transformation trends, network platforms or technologies could reduce the demand for our products and services, result in user dissatisfaction and adversely affect our business.

If our security measures are breached or unauthorized access to user data is otherwise obtained, Labor Robot may be perceived as not being secure, customers may reduce the use of or stop using our products and services and we may incur significant liabilities.

Labor Robot and e-learning service involve the storage and transmission of customers’ proprietary information, including personal or identifying information regarding their employees, customers and suppliers, as well as their finance and payroll data. As a result, unauthorized access or security breaches could result in the loss of information, litigation, indemnity obligations and other liability. On May 10, 2024, we adopted a comprehensive information security policy that established internal rules regarding information asset management, including authorization for, and access to, digital storage and physical premise storing information, infrastructure operation and management, and software development management and vendor selection security procedures. The policy also established an information security committee responsible for formulating, monitoring, and reviewing our information security measures and relevant guidelines. The current committee consists of Mr. Tomoya Suzuki, our director and chief technology officer, serving as the information security manager; Mr. Amit Takur, our director and chief executive officer, serving as the information security inspector; and Mr. Tomoya Matsuura, our executive officer. According to the policy, the information security manager monitors relevant cybersecurity threats and trends in personal information protection and timely report them to the information security committee. Our information security inspector shall review this policy’s implementation annually and report his findings to the information security committee. Based on these findings, the committee shall formulate necessary improvement plans. In the event of a cybersecurity incident, Mr. Hidetoshi Yokoyama, our representative director, assumes the top leadership role, and Mr. Tomoya Suzuki acts as an incident response manager. Regardless of the policy, we have always used our best efforts to maintain appropriate service agreements with our third-party software vendors and cloud service providers to maintain the uninterrupted use of our products and services and protect customers’ data. We also endeavor to ensure through these agreements that the cloud services are sufficiently isolated, and the data are securely stored with necessary encryptions. Our chief technology officer and head of management are responsible for monitoring the execution of these agreements.

Although we have security measures in place to protect customer information and prevent data loss and other security breaches, if these measures are breached as a result of third-party actions, employee errors, malfeasance or otherwise, and someone obtains unauthorized access to customers’ data, our reputation could be damaged, our business may suffer and we could incur significant liability. Because we fully rely on our cloud service providers to maintain the server’s cybersecurity, we may be unable to timely or adequately address cybersecurity threats sufficiently and efficiently without the providers’ support. See “—We depend on a cloud storage service provider to operate Labor Robot and any disruption in the operation of the cloud storage service provider could adversely affect our business.” If someone obtains unauthorized access to customers’ data or we lose customers’ data, our reputation could be damaged, our business may suffer and we could incur significant liability. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively affect our ability to attract new customers, result in reputational damage or subject us to third-party lawsuits, regulatory fines or other action or liability, which could adversely affect our operating results.

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We depend on a cloud storage service provider to operate Labor Robot and any disruption in the operation of the cloud storage service provider could adversely affect our business.

We host Labor Robot and serve all of its users by using Amazon Web Services (“AWS”), whose data center is located in the region called AWS Tokyo Region, which includes Tokyo and Chiba. We also host our e-learning services with IT Bee Inc., a Japanese corporation providing one-stop services for consultancy, development, and operation of e-learning products. While we control and have access to our files and data that are located in AWS, we do not control the operation of these facilities. Since the cloud server is located at our cloud storage service provider’s facilities, we fully rely on the provider’s service support to maintain the server and its infrastructure, including cybersecurity protection and recovery resulting from server failure. The server performance may also temporarily deteriorate since hosting infrastructure is also employed to serve the significant number of our cloud storage service provider’s users. Our cloud storage service provider has no obligation to renew a cloud storage service agreement with us on commercially reasonable terms, or at all. If we are unable to renew the agreement on commercially reasonable terms, or if our cloud storage service provider is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Any problems faced by our cloud storage service provider, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our cloud storage service provider may decide to terminate their service without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our cloud storage service provider or any of the service providers with whom we or it contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our cloud storage service provider is unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any changes in third-party service levels at our cloud storage service provider’s server or any errors, defects, disruptions, or other performance problems with our products could adversely affect our reputation and may damage customers’ stored files or result in lengthy interruptions in our services. Interruptions in our services might reduce our revenues, subject us to potential liability, or adversely affect our future sales.

Furthermore, our accounting features in Labor Robot may play an important role in its users’ financial projections, reporting and compliance programs. Although we clearly indicate in the Labor Robot software licensing agreement that we are not liable for any damages arising from the use of Labor Robot, any interruption in our service may affect the availability, accuracy or timeliness of these programs and could damage our reputation, cause users to terminate their use of our software, require us to indemnify users against certain losses and prevent us from gaining additional business from current or future users.

We are still heavily relying on third-party software development vendors to build our products.

During the fiscal years ended March 31, 2024 and 2023, we spent 8.7% and 28.8% of our supply cost to outsource the software development of our products and services to third-party vendors, respectively. As we train our focus on legal technology and metaverse-related business, we are building our research and development team and hiring more engineers. Nevertheless, our team is still small, and we might need to incur substantial costs to develop additional features in Labor Robot or to develop new products or services. When negotiating development outsourcing agreements, we might be unable to have our software development vendors transfer the intellectual property rights to us. We may need to obtain licenses from such vendors, which may restrict the use of software and prevent us from further developing new intellectual properties based on the existing software. Moreover, if we are unsuccessful in obtaining the intellectual property rights to such software, we may not be able to prevent such software from being made available to our competitors. These restrictions and limitations may affect our ability to rapidly introduce new features in our products, and therefore could adversely affect the competitiveness of our products and services.

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We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks.

As of the date of this prospectus, we have not incorporated AI technologies into our products; however, we intend to incorporate AI technologies into our future products and services. Specifically, we plan to use API connecting Robot Lawyer with large language models (LLMs), such as ChatGPT. See “Business—Our Growth Strategies— Expansion into metaverse business in Japan, including e-commerce store set-up service and ‘Robot Lawyer,’” and “Business—Research and Development.” We also invested in the development of Junior Lawyer X by CJK Group, where CJK Group employs AI technology in designing Junior Lawyer X. See “Business—Our Growth Strategies— Collaboration with CJK Group to launch ‘Junior Lawyer X’ in the U.S. market.”

As with many innovations, there are associated risks involved in utilizing AI technology. Although we believe that overall testing results of our products are improving and show promise, no assurance can be provided that our use of such AI will eventually produce the intended results. Even if it could produce such intended results, we cannot guarantee that such AI will not produce errors going forward. AI, particularly generative AI, has been known to produce false or “hallucinatory” inferences or outputs. AI can also present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges. Inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our products and services. If the AI tools that we use are deficient, inaccurate, or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results.

Additionally, CJK Group has incorporated machine learning models in its Junior Lawyer X. If the machine learning models are incorrectly designed, the data CJK Group uses to train them is incomplete, inadequate, or biased in some way, or CJK Group does not have sufficient rights to use the data on which its machine learning models rely, the performance of Junior Lawyer X and the profit we may earn from the profit-sharing scheme could suffer.

In addition, regulation of AI is rapidly evolving worldwide, as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, customer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. For example, in May 2024, the Japanese government embarked on drafting bills to regulate large AI developers. On April 10, 2024, METI and Ministry of Internal Affairs and Communications published AI Guidelines for Business version 1.0 by compiling existing AI guidelines released by these two ministries. In the United States, President Biden issued the Executive Order on Safe, Secure and Trustworthy Artificial Intelligence in October 2023, with the goal of promoting the “safe, secure, and trustworthy development and use of artificial intelligence in the United States.” The Executive Order has established certain new standards for the training, testing and cybersecurity of sophisticated AI models. It has also instructed other federal agencies to promulgate additional regulations within certain timeframes from the date of the Executive Order. Federal artificial intelligence legislation has also been introduced in the U.S. Senate.

Since these regulatory frameworks rapidly evolve, we may become subject to new laws and regulations, either in Japan or in the United States, which may affect the legality, profitability, or sustainability of our businesses, and we may be unable to predict all the legal, operational, or technological risks that may arise relating to the use of AI. The failure to comply with recommended guidelines, such as the AI Guidelines for Business version 1.0, may also negatively affect our reputation. Because AI technology itself is highly complex and rapidly developing, it is not possible to predict all the legal, operational, or technological risks that may arise relating to the use of AI. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

Our ability to successfully integrate AI technologies in our future product may be dependent on our access to specific third-party software and infrastructure and our business may be adversely impacted if we are unable to access such third-party software and infrastructure.

We plan to employ ChatGPT, which is licensed from OpenAI, in one of our upcoming products, Robot Lawyer. We may also employ other AI technologies in our current or new products in the future. Our ability to continue to use such technologies at the scale we need may be dependent on access to such specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI technologies become incompatible with our solutions, become unavailable for use, or the providers of such models unfavorably change the terms on which their AI technologies are offered or terminate their relationship with us, our products and services may become less appealing to our customers and our business will be harmed. In addition, to the extent any third-party AI technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from such affected provider.

We may also make our products that employ AI technologies available via license agreements to third parties, who can use our products in their own operations. We may not have insight into, or control over, the practices of third parties who may utilize such products. As such, we cannot guarantee that such third parties will not use such AI technologies for improper purposes, including through the dissemination of illegal, inaccurate, defamatory, or harmful content, intellectual property infringement or misappropriation, furthering bias or discrimination, cybersecurity attacks, data privacy violations, or to develop competing technologies, or that the measures we implement to prevent such improper use will be effective. Such improper use by any third party could adversely affect our business, financial condition, reputation (and the reputations of our customers), and/or subject us to legal liability.

Some aspects of our future products and services may incorporate open-source AI technology, and our future use of open-source AI technology could negatively affect our business, results of operations, financial condition, and prospects.

Our future products and services may incorporate open-source AI technology, which may expose us to various risks. We will rely on contributions from a community of external developers to maintain and update these technologies, which introduces uncertainty regarding their availability and development timeline. Any discontinuation or delay in updates could force us to seek alternative solutions, increasing our costs and potentially disrupting our operations. Additionally, compliance with the complex landscape of open-source licenses is challenging. Non-compliance could lead to significant legal penalties or the requirement to release our proprietary code, undermining our competitive advantage.

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Open-source AI technologies may also pose security and reliability concerns, as they are more susceptible to exploitation due to their public nature. Security vulnerabilities or bugs could compromise the integrity of our products, resulting in reputational harm, loss of customer trust, and financial damage. Open-source software may not always align with regulatory requirements in different jurisdictions, potentially exposing us to legal and compliance risks. Ensuring that the use of open-source AI technology complies with applicable laws and regulations adds complexity and could incur additional costs. Furthermore, we may face the risk of intellectual property infringement claims, which could lead to costly legal battles and operational disruptions. The inherent lack of control over these external technologies and their development could limit our ability to customize solutions and promptly respond to market demands, impacting our innovation capabilities and market position.

Privacy concerns and laws or other domestic or foreign regulations may reduce the effectiveness of our products and services and could adversely affect our business.

Labor Robot enables users to collect, use and store personal or identifying information regarding their employees, customers and suppliers. We also collect, store, and maintain names and e-mail addresses of the employees enrolling in our e-learning courses, as required to issue and maintain their e-learning accounts. Japanese government bodies and agencies have adopted laws and regulations regarding the collection, use, storage and disclosure of personal information obtained from consumers and individuals. Currently, the Act on the Protection of Personal Information (Act No. 57 of May 30, 2003, as amended) and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. See “Regulations.” The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of our customers may limit the use and adoption of our products and services and reduce overall demand, or lead to significant fines, penalties or liabilities for any noncompliance with such privacy laws. Furthermore, privacy concerns may cause employees of Labor Robot’s users or our e-learning customers to resist providing the personal data necessary to allow the customers to use our products and services effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our products and services in certain industries.

All of these domestic and international legislative and regulatory initiatives may adversely affect our customers’ ability to process, handle, store, use and transmit demographic and personal information from their employees, customers and suppliers, which could reduce demand for our products and services. In addition to government activity, privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. If the processing of personal information were to be curtailed in this manner, our products would be less effective, which may reduce demand for our products and adversely affect our business.

Our business could be adversely affected if our customers are not satisfied with the deployment services provided by us or our Certified Consultant partners.

Our business depends on our ability to satisfy our customers, both with respect to our product and service offerings and the consultation services with professionals, including Certified Consultants, who help Labor Robot’s users use features and functions that address their business needs. Our staff may perform some preliminary services relating to social insurance and labor consultations before Labor Robot’s users consult with our partnered Certified Consultants or our third-party service providers. We clearly indicate in Labor Robot software licensing agreement and e-learning licensing agreement that we will not be liable for any damages arising from the use of Labor Robot and e-learning courses. Additionally, Labor Robot users are required to separately enter into a service agreement with our partnered Certified Consultants to seek further consultation. See “Business—Our Business Model—Sales of Software— (1) Grant and subsidy application support—Grant Application” and “Business—Our Business Model—Sales of Software— (1) Grant and subsidy application support—Subsidy Application.” Regarding e-commerce store set-up services, we provide our customers with a three-month warranty in case there is any non-conformity. Despite such disclaimer, there is no assurance that a user will not sue us for damages they experience arising from the use of our product and services, if a customer is not satisfied with the services, either provided by us or a Certified Consultant.

Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects, and increase our costs. There is no assurance that courts will not enter into judgments against us. In such events, our business operations, financial condition, and reputation may be materially and adversely affected. In addition, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

Changes in policies regarding grant and subsidy by the Japanese government and the use of Certified Consultants may significantly affect the profitability of our products, including Labor Robot.

We regard the grants and subsidies provided by the Japanese government as an important part of our products and services and their marketing strategy. For example, Labor Robot’s features include grant application support with MHLW and connecting users with Certified Consultants who help them apply for grants. See “Business—Our Business Model—Sales of Software—(1) Grant and subsidy application support.” To lessen the actual expenses incurred by our prospective customers of Labor Robot or consulting and support services, we help them apply for the IT system installation subsidy provided by METI, which subsidizes costs for software licenses, cloud service fees of no more than two years, and costs relating to installation. See “Business—Our Marketing Channel.” Hence, changes in policies regarding grants and subsidies may cause our product to be significantly less competitive than those of our competitors. Although we are now trying to diversify our new businesses, the development might not be completed in time to mitigate losses resulting from the policy changes, which could adversely impact our financial condition and operating results.

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The unsuccessful application of the IT system installation subsidy or grants may significantly affect the profitability of our products and services, including Labor Robot.

Among the grants and subsidies provided by the Japanese government, IT system installation subsidy is a key part in our marketing strategy. For example, to lessen the actual expenses incurred by our prospective Labor Robot users, we help them apply for the IT system installation subsidy provided by METI. However, if the application is unsuccessful, our customers have an option to choose whether they will proceed with or cancel the purchase. See “Business—Our Marketing Channel.” During the fiscal year ended March 31, 2023, we also separately provided IT system installation subsidy application consulting and support services for corporate customers, where we only charged the contingency fee equal to a percentage of the subsidies actually paid by METI. See “Business—Our Business Model—Consulting and Support Services—(1) IT System Installation Subsidy Application Consulting and Support Services.” During the fiscal years ended March 31, 2024 and 2023, our successful application rates of the IT system installation subsidy were 96.3% and 85.0%, respectively. For e-learning customers, we also provide support for their grant applications with MHLW. If the grant application is successful, the e-learning customers will be subsidized at 75% of the e-learning cost, in case of the small and medium-sized businesses. The grant is generally awarded in the full amount by MHLW if the customers meet the requirements. See “Business—Our Marketing Channel.”

Nevertheless, there is also a possibility that we will not obtain the price of Labor Robot or the consulting and support services if the applications were unsuccessful, and it may detrimentally affect our revenues and operating results. There is no guarantee that we will be able to maintain or increase the current success rate for the IT system installation subsidy or grant applications. Additionally, in the event that METI or MHLW reviews applications in a more stringent manner or imposes additional requirements for the applications, METI or MHLW may decide to provide subsidies or grants for our submitted applications in lesser amounts than applied for or not at all, which could materially and adversely affect our revenue generated from sales of Labor Robot and other consulting and support services, which could subsequently impact our business operations, results of operations and financial condition.

We outsource the application for the IT system installation subsidy to Kizashi Inc. (“Kizashi”) and Apricot Inc. (“Apricot”) to help our customers apply for the subsidies. See “Business—Our Business Model—Sales of Software—(1) Grant and subsidy application support—Subsidy Application” and “Business—Our Business Model—Consulting and Support Service—(1) IT System Installation Subsidy Application Consulting and Support Services.” If these two vendors fail to maintain their successful application rate, our businesses and operating results may be significantly impacted.

A significant portion of our total revenue was derived from a few major customers. A high concentration of our revenue from a few major customers means that loss of business from any of them may have a significant negative impact on our business and financial performance.

While we did not have any customer that accounted for more than 10% of our revenue in the fiscal year ended March 31, 2024, we had one customer that accounted for more than 10% of our revenue in the fiscal year ended March 31, 2023. Specifically, ASC Certified Consultant Corporation (“ASC Consultant”) accounted for 69.6% of our revenue during the fiscal year ended March 31, 2023. We had relied on ASC Consultant who received our advertising services and outsourcing services during the fiscal year ended March 31, 2023. While we completely discontinued the advertising services and outsourcing services in February 2023, our revenue continued to increase during the fiscal year ended March 31, 2024. Nevertheless, having few major customers may make us vulnerable to the risk of financial impact if we are unable to secure new revenue-generating customer contracts in the future. The major customer may not continue using our services in the future, because it (i) may not need such services; (ii) may not have the budget for purchasing these services; (iii) may choose to purchase these services from our competitors instead of us; or (iv) may determine not to use our services for other reasons. A high concentration of revenue from a few major customers means that loss of business from any of them may have a significant negative impact on our business and financial performance.

Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and our financial results.

Customers of Labor Robot and consulting and support services depend on our support team to resolve technical issues relating to services rendered. We may be unable to respond quickly enough to accommodate short-term increases in user demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by our competitors. Increased user demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to effectively sell Labor Robot and other services to customers and other future products to existing and prospective customers, and may adversely impact our business, operating results and financial position.

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Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on relationships with third parties, such as distribution agents and third-party software development vendors. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce purchases of our services. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our products and services by potential customers.

If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our products or increased revenues.

If our products fail to perform properly, our reputation could be adversely affected, our market share could decline and we could be subject to liability claims.

Our primary products and services, such as Labor Robot and e-learning services, are internet-based and complex, and may contain material defects or errors. Any defects in functionality or that cause interruptions in the availability of our service could result in:

●	loss or delayed market acceptance and sales;
●	breach of warranty claims;
●	sales credits or refunds for prepaid amounts related to unused subscription services;
●	loss of customers;
●	diversion of development and user service resources; and
●	injury to our reputation.

The costs incurred in correcting any material defects or errors might be substantial and could adversely affect our operating results.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that customers, including Labor Robot’s users, regard as significant. Furthermore, the availability or performance of our products could be adversely affected by a number of factors, including customers’ inability to access the Internet, the failure of our network or software systems, security breaches or variability in user traffic for our services. Despite the disclaimer in our Labor Robot software licensing agreement and e-learning licensing agreement, which provides that we shall not be liable for damages resulting from the use of Labor Robot, we may nonetheless be determined to be liable to customers for damages they may incur resulting from certain of these events. For example, customers access our products through their Internet service providers. If a service provider fails to provide sufficient capacity to support our products or otherwise experiences service outages, such failure could interrupt customers’ access to our products, adversely affect their perception of our products’ reliability and reduce our revenues. In addition to potential liability, if we experience interruptions in the availability of Labor Robot or other services, our reputation could be adversely affected, and customers may not purchase any other products of ours.

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Our future success depends on our ability to retain our chief executive officer and other key executives and to attract and retain qualified personnel.

We are highly dependent on our executive officers, as well as the other principal members of our management team. We also depend on our ability to retain and motivate key employees and attract qualified new employees. We may be unable to replace key members of our management team or key employees if we lose their services. Integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention, and ultimately prove unsuccessful. Any inability to attract and retain sufficient managerial personnel who have critical industry experience and relationships could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, and results of operations.

The loss of the services of any of these persons could impede the achievement of our growth, development, and commercialization objectives. The unexpected loss of the services of one or more of our directors or executive officers and/or advisors, including due to disease, disability, or death, could have a detrimental effect on us.

In addition, we currently rely on consultants and advisors to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of business partners and customers, and our reputation and operating results may be harmed.

We believe that market awareness of our brands, including “Robot Consulting,” and “Labor Robot,” have contributed significantly to the success of our business. Maintaining and enhancing our brands is critical to our efforts to increase our network of business partners and customers.

Our ability to attract business partners and customers depends not only on investment in our brands, our marketing efforts, and the success of our products and services, but also on the perceived value of our products and services versus competing alternatives among our customer bases. In addition, a failure by our customers to distinguish between our brands and the different products and services provided by our competitors may result in a reduction in revenue, profit, and margins. If our marketing initiatives are not successful or become less effective, or if we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, we may not be able to attract new customers successfully or efficiently, and our business and results of operations may be materially and adversely affected.

In addition, negative publicity about our business, products, services, shareholders, affiliates, directors, officers, and other employees, and the industry in which we operate, can harm the recognition of our brands or reputation. Negative publicity, regardless of merits, concerning the foregoing, could be related to a wide variety of matters, including, but not limited to:

●	alleged misconduct or other improper activities committed by our directors, officers, other employees, and business partners, including misrepresentation made by our employees to potential business partners and customers during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of our products and services offerings;

●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, other employees and business partners;

●	complaints by customers, or business partners about our products, services and sales, and marketing activities;

●	security breaches of confidential business partners, customer, or employee information;

●	employment-related claims relating to alleged employment discrimination, wage, and hour violations; and

●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

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In addition to traditional media, there has been increasing use of social media platforms and similar devices in Japan, including instant messaging applications, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate, as is its impact, without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is readily available. Information concerning our Company, shareholders, affiliates, directors, officers, other employees, and business partners, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated by our strategies to maintain our brand integrity and may materially harm the recognition of our brand, our reputation, business, financial condition, and results of operations.

We could be adversely affected by a failure to protect our intellectual property or the intellectual property of our business partners.

We have intellectual property rights in our brands, such as “Robot Consulting,” and “Labor Robot.” See also “— Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of business partners and customers, and our reputation and operating results may be harmed.”

We regard our intellectual property as critical to our success, and we depend, to a large extent, on our ability to develop and maintain our intellectual property rights. To do so, we rely upon a combination of confidential policies, nondisclosure, and other contractual arrangements and copyrights, software copyrights, trademarks, and other intellectual property laws. We also make use of the intellectual property rights from business partners to monetize the services we provide. Despite our efforts to protect our or our business partners’ intellectual property rights, the steps we take in this regard might not be adequate to prevent, or deter, infringement or other misappropriation of our or our business partners’ intellectual property by competitors, former employees, or other third parties.

Monitoring and preventing any unauthorized use of our or our business partners’ intellectual property is difficult and costly, and any of our or our business partners’ intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Litigation or proceedings before governmental authorities, or administrative and judicial bodies may be necessary to enforce our intellectual property rights and to determine the validity and scope of our rights. Our efforts to protect our intellectual property in such litigation and proceedings may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Any failure in protecting or enforcing our or our business partners’ intellectual property rights could have a material adverse effect on our business, results of operations, financial condition, or prospects.

We may be subject to intellectual property claims that create uncertainty about ownership or use of intellectual property essential to our business and divert our managerial and other resources.

Our success depends, in part, on our ability to operate without infringing the intellectual property rights of others. Third parties may, in the future, claim our or our business partners’ current or future copyrights, patents, trademarks, technologies, business methods, or processes infringe on their intellectual property rights or challenge the validity of our or our business partners’ intellectual property rights. We may be subject to intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical copyrights, trademarks, or business methods.

The defense and prosecution, if necessary, of intellectual property suits, interference proceedings, and related legal and administrative proceedings can become very costly and may divert our management personnel from their normal responsibilities. We may not prevail in any of these suits or proceedings. An adverse determination of any litigation or defense proceedings could require us to pay substantial compensatory and punitive damages, could restrain us from using critical copyrights, patents, trademarks, business methods, or processes, and could result in us losing or not gaining valuable intellectual property rights.

Furthermore, due to the voluminous amount of discovery frequently conducted in connection with intellectual property litigation, some of our confidential information could be disclosed to competitors during this type of litigation. In addition, public announcements of the results of hearings, motions, or other interim proceedings or developments in the litigation could be perceived negatively by investors and thus have an adverse effect on the trading price of the ADSs.

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We require a significant amount of cash to fund our operations and business expansion; if we cannot obtain additional capital on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations, including payments to the cooperating manufacturer for our products. We will also need to raise funds for the expansion of our sales and distribution channels and other investing activities so as to remain competitive.

During the fiscal years ended March 31, 2023 and 2024, the Company issued 296,000 and 576,000 Ordinary Shares in private transactions for aggregate gross proceeds of approximately JPY325.6 million (approximately $2.2 million) and JPY348.5 million (approximately $2.3 million), respectively. The Company achieved positive working capital of US$980 thousand as of March 31, 2024, as a result of these fundraising activities through the issuance of new Ordinary Shares. We believe that our current cash and anticipated cash flow from operations, plus the net proceeds from this offering and other equity and debt financings as and when appropriate, will be sufficient to meet our anticipated cash needs for the next 12 months, including for working capital and capital expenditures. However, future expansion, market changes, or other developments may cause us to require additional funds. Our ability to obtain external financing is subject to a number of uncertainties, including:

●	our future financial condition, results of operations, and cash flows;

●	the state of global credit markets;

●	general market conditions for financing activities by companies in our industry; and

●	economic, political, and other conditions in Japan and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially and adversely affected.

To sustain our ability to support our operating activities, we may have to consider supplementing our available sources of funds through the following sources:

●	cash generated from operations;

●	other available sources of financing from Japanese banks and other financial institutions; and

●	financial support from the Company’s related parties and shareholders.

However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors may raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements for the fiscal years ended March 31, 2024 and 2023 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We currently maintain directors and officers liability insurance; however, we do not have any other insurance coverage against potential losses or damages with respect to our business operations. As a result, we may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. Uninsured losses or claims, if they occur, could have a material adverse effect on our reputation, business, results of operations, financial condition, or prospects.

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Our operations are subject to natural disasters, adverse weather conditions, operating hazards, and labor disputes.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards, and labor disputes. We may experience earthquakes, floods, typhoons, power outages, labor disputes, or similar events beyond our control that could materially and adversely affect our operations. In the event of uncontrollable circumstances, including operating hazards, fires, and explosions, natural disasters, adverse weather conditions, and major equipment failures, for which we may not be able to obtain insurance at a reasonable cost, there could be a material and adverse effect on our business.

In addition, since a significant portion of our research and development activities and operations, our distribution partners’ activities, and our development outsourcing vendors’ activities occur at specific locations, the occurrence of any natural disaster, unanticipated catastrophic event, or unexpected accident at these locations could result in disruptions or shutdowns, which could significantly disrupt our business operations, cause us to incur additional costs, and affect our ability to deliver services and conduct courses as scheduled, thereby materially and adversely affecting our business, financial condition, and results of operations.

We may not be able to manage our expansion of operations effectively.

In anticipation of the growth in demand for our products, we plan to expand our business operations significantly. Our ability to meet existing commitments to our customers depends on the successful and timely implementation of our expansion plan. If we are unable to fulfill our commitments to customers or customer orders on a timely basis or at all, we may lose our customers and our reputation may be damaged.

The success of our business expansion and operational growth depends on the improvement of our operational and financial systems, enhancement of our internal procedures and controls, and development of the business alliance with existing and potential business partners. If we fail to improve our operational and financial systems, enhance our internal procedures and controls and risk monitoring and management system, and develop the business alliance with existing and potential business partners, we may not be able to take advantage of growth opportunities or identify unfavorable business trends, administrative oversights, or other risks that could materially and adversely affect our business, prospects, financial condition, and results of operations. Furthermore, our management will be required to maintain and expand our relationships with our customers, business partners, and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures, and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies, or respond to competitive pressures.

A resurgence of COVID-19 may adversely impact our business, results of operations, and cash flows.

From 2019 to 2022, the COVID-19 pandemic resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The possibility of future resurgences of the COVID-19 pandemic or similar events may prompt governments across the world to implement similar actions. Such governmental actions, together with the development of the COVID-19 pandemic, could materially disrupt our business and operations, slow down the overall economy, curtail consumer spending, and make it difficult to adequately staff our operations.

Our operating results were not materially affected by the COVID-19 pandemic during the fiscal year ended March 31, 2023, since our business was still at the early preparatory stage during such period. There was no negative impact resulting from the COVID-19 pandemic during the fiscal year ended March 31, 2024. Nevertheless, since our business has currently entered the rapid growth stage, our business and results of operations may be significantly adversely impacted if a resurgence of the COVID-19 pandemic occurs and governments decide to implement public health measures, such as lockdowns or operating restrictions for our partners and thus disrupt our supply chain. Given this uncertainty, we are currently unable to quantify the expected impact of any future resurgence of the COVID-19 pandemic on our future operations, financial condition, liquidity, and results of operations.

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We are currently operating in a period of economic uncertainty and capital markets disruption, significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine and the conflict between Israel and Hamas. Our business, financial condition, and results of operations could be materially adversely affected by any negative impact on the global economy and capital markets resulting from these conflicts or any other geopolitical tensions.

U.S. and global markets are experiencing volatility following the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine and the situation involving Israel and Hamas. The duration and impact of these matters are unpredictable, but they could lead to continued market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.

The military conflicts in Ukraine and the Middle East have led to sanctions and other penalties being levied by the United States, the European Union, and other countries, including Japan, against various entities and countries. There is also the potential for additional sanctions and penalties. If Japan becomes actively involved in these conflicts or extends support to any involved parties, it could face sanctions and penalties by the United States, the European Union, and other countries. While our business has not been materially impacted by these geopolitical events as of the date of this prospectus, the extent to which our operations or those of our business partners will be affected in the future, or the ways in which the conflicts may impact our business, including sanctions and penalties, is unpredictable. The extent and duration of the military actions, sanctions, and resulting market disruptions could be substantial. Any such disruptions may also amplify the impact of other risks described in this prospectus.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including our directors and an executive officer. See “Related Party Transactions” on page 73. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests. Transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as default.

Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties. These transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions and other litigation.

The regulatory regimes governing internet platforms are uncertain, and new regulations or policies may materially and adversely affect our business, financial condition, and results of operations.

We operate in the internet platform industry, which is subject to certain laws and regulations in Japan. See “Regulations.” Our industry is relatively new and evolving, and relevant laws and regulations in Japan involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. New or changing laws and regulations or interpretations of existing laws and regulations may materially and adversely impact the development and growth of our industry, which could adversely affect our business.

Risks Relating to this Offering and the Trading Market

An active trading market for our Ordinary Shares or the ADSs may not develop.

We have applied to list the ADSs on Nasdaq. As of the date of this prospectus, we have not received approval from Nasdaq to list the ADSs on the Nasdaq. We have no current intention of seeking a listing for our Ordinary Shares on any stock exchange. Prior to this offering, there has not been a public market for the ADSs or our Ordinary Shares, and we cannot assure you that an active public market for the ADSs will develop or be sustained after this offering. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The IPO price of the ADSs will be determined through negotiation between us and the underwriters, and this price does not necessarily reflect the price at which investors in the market will be willing to buy and sell the ADSs following the completion of this offering. Investors in this offering may experience a significant decrease in the market value of their investments, regardless of our operating performance or prospects.

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You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares underlying the ADSs purchased.

We expect the IPO price of the ADSs to be substantially higher than the as adjusted net tangible book value per Ordinary Share underlying the ADS. Consequently, when you purchase the ADSs in the offering, upon completion of the offering you will incur immediate dilution of $           per Ordinary Share underlying the ADS, based on the assumed IPO price of $           per ADS, and assuming no exercise of the Representative’s over-allotment option. See “Dilution” beginning on page 37 of this prospectus. In addition, you may experience further dilution to the extent that additional Ordinary Shares or ADSs are issued upon exercise of outstanding options we may grant from time to time.

Exercise of warrants or options issued to our employees, consultants, and service providers could increase the number of Ordinary Shares eligible for future resale in the public market and result in dilution to our shareholders.

On April 24, 2023, we issued purchase warrants for Ordinary Shares to Spirit Advisors LLC (“Spirit Advisor”) in exchange for professional services in connection with the IPO (“Spirit Warrants”). Spirit Advisors may exercise the Spirit Warrants to purchase 3% of the issued and outstanding Ordinary Shares as of the date of the Spirit Warrants’ issuance which will be automatically adjusted to 3% of the fully diluted number of Ordinary Shares on the date we complete the IPO. The exercise price per share is $0.01, subject to adjustment as provided in the Spirit Warrants. The Spirit Warrants may be exercised at any time beginning on the IPO date until the close of business on the tenth anniversary of such date. See “Description of Share Capital—History of Share Capital.” Additionally, on February 6, 2024, our board of directors approved the issuance of options to purchase an aggregate of 378,000 Ordinary Shares at the price of JPY1,200 per share to various officers, directors, employees, consultants, and service providers. See “Management—Compensation—Share-based compensation.” To the extent the Spirit Warrants and such stock options are exercised, additional Ordinary Shares will be issued, which will result in dilution to our then existing shareholders, including the public shareholders, and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could depress the market price of our Ordinary Shares.

Future issuances of the ADSs or Ordinary Shares or securities convertible into, or exercisable or exchangeable for, ADSs or Ordinary Shares, or the expiration of lock-up agreements that restrict the issuance of new ADSs or Ordinary Shares or the trading of outstanding ADSs or Ordinary Shares, could cause the market price of the ADSs to decline and would result in the dilution of your holdings.

Future issuances of the ADSs or our Ordinary Shares or securities convertible into, or exercisable or exchangeable for, ADSs or our Ordinary Shares, or the expiration of lock-up agreements that restrict the issuance of new ADSs or Ordinary Shares or the trading of outstanding ADSs or Ordinary Shares, could cause the market price of the ADSs to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of the ADSs. In all events, future issuances of the ADSs or our Ordinary Shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of the ADSs. In connection with this offering, we will enter into a lock-up agreement that prevents us, subject to certain exceptions, from offering any of the ADSs or securities that are substantially similar to the ADSs for up to 180 days from the effective date of the registration statement of which this prospectus forms a part, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, the ADSs or our Ordinary Shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for the ADSs.

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After the completion of this offering, share ownership will remain concentrated in the hands of our management, who will continue to be able to exercise a direct or indirect controlling influence on us.

We anticipate that our directors and executive officers will together beneficially own approximately               % of our Ordinary Shares issued and outstanding after the completion of this offering, assuming the Representative does not exercise its over-allotment option, or              %, assuming the Representative exercises its over-allotment option in full, in each case, excluding shares issuable upon exercise of unexercised options. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders, including those who purchase ADSs in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering to “non-affiliates” will be freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. As of the date of this prospectus, 7,035,000 Ordinary Shares are outstanding. There will be              ADSs (representing              Ordinary Shares) issued and outstanding immediately following the consummation of this offering, assuming no exercise of the Representative’s over-allotment option, or              ADSs (representing              Ordinary Shares), if the Representative exercises its over-allotment option in full, in each case, excluding shares issuable upon exercise of unexercised options, and based on the assumed IPO price of $              . In connection with this offering, our directors, corporate auditors, executive officers, and 5% or greater shareholders after this offering have agreed not to sell any Ordinary Shares, ADSs, or similar securities for 180 days after the date of this prospectus without the prior written consent of the Representative, subject to certain exceptions. However, the Representative may release these securities from these restrictions at any time, subject to applicable regulations of FINRA. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding the ADSs, the price of the ADSs and trading volume could decline.

Any trading market for the ADSs may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs and the trading volume to decline.

The market price of the ADSs may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs at or above the IPO price.

The IPO price for the ADSs will be determined through negotiations between the underwriters and us and may vary from the market price of the ADSs following this offering. If you purchase the ADSs in this offering, you may not be able to resell those ADSs at or above the IPO price. We cannot assure you that the IPO price of the ADSs, or the market price following this offering, will equal or exceed prices in privately negotiated transactions of our Ordinary Shares that have occurred from time to time prior to this offering. The market price of the ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

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●	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	the trading volume of the ADSs on Nasdaq;

●	sales of the ADSs or Ordinary Shares by us, our executive officers and directors, or our shareholders or the anticipation that such sales may occur in the future;

●	rumors and market speculation involving us or other companies in our industry;

●	developments or disputes concerning our intellectual property or other proprietary rights;

●	announced or completed acquisitions of businesses or technologies by us or our competitors;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	changes in tax laws and regulations as well as accounting standards, policies, guidelines, interpretations or principles;

●	any significant change in our management;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If we fail to implement and maintain an effective system of internal control over financial reporting or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report following the completion of our IPO. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

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During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We have identified multiple material weaknesses in our internal control over financial reporting and, as a result, management has concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of March 31, 2024. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified as of the date of this prospectus relate to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the reporting requirements set forth by the SEC to properly address complex technical accounting issues and to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. As a consequence of the material weaknesses, an accounting error was identified in our prior period financial statements as of March 31, 2023, and for the fiscal year then ended, related to revenue recognition of the sales of software, the classification of cost of revenue related to the sales of software, and the classification of restricted cash, causing us to restate our financial statements for such periods. The material weaknesses could also result in other misstatements of our accounts or disclosures, which may result in additional material misstatements in our annual or interim financial statements that would not be prevented or detected.

Following the identification of the material weaknesses described above, we plan to take remedial measures, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with the assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. With the implementation of these measures, we aim to become fully compliant with the relevant U.S. GAAP and SEC reporting requirements.

However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting.

As of the date of this prospectus, we have not undertaken a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any other weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses we have already identified or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We will incur substantially increased costs as a result of being a public company.

Upon consummation of this offering, as a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the ADSs that is held by non-affiliates equals or exceeds $700 million as of the prior September 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of this offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, investors may find the ADSs less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and our stock price may decline and/or become more volatile.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and high stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, the ADSs may be subject to immediate and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

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In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the ADSs. As a result of this volatility, investors may experience losses on their investment in the ADSs. A decline in the market price of the ADSs also could adversely affect our ability to issue additional ADSs or Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the ADSs will develop or be sustained. If an active market does not develop, holders of the ADSs may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the operation, development, and growth of our business and, as a result, we do not expect to declare or pay any dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Our management has broad discretion to determine how to use the net proceeds raised in this offering and may use them in ways that may not enhance our results of operations or the price of the ADSs.

We anticipate that we will use the net proceeds from this offering for (i) recruiting talent and increasing the number of employees, (ii) investing in the research and development of our new and existing products, and (iii) investing in equipment and facilities, including expanding our office to accommodate additional employees. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of the ADSs. The failure of our management to apply these funds effectively could harm our business and financial condition. We may invest the net proceeds from this offering in a manner that does not produce income, or that loses value.

As a foreign private issuer, we intend to follow home country practice, even though we will be considered a “controlled company” under Nasdaq corporate governance rules, which could adversely affect our public shareholders.

Following this offering, Mr. Hidetoshi Yokoyama, our chairman and representative director, will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq corporate governance rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that:

●	a majority of its board of directors consist of independent directors;

●	its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopt a written charter or board resolution addressing the nominations process; and

●	it has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a foreign private issuer, however, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We intend to follow home country practice as permitted by Nasdaq rather than rely on the “controlled company” exception to the corporate governance rules. See “—Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.” Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (Act No. 86 of 2005, as amended) (the “Companies Act”), or the Companies Act, govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties, and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint-stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than in other jurisdictions.

As holders of ADSs, you may have fewer rights than holders of our Ordinary Shares and must act through the depositary to exercise those rights.

The rights of shareholders under the Companies Act, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian, is the record holder of our Ordinary Shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. ADS holders will not be able to, for example, perform shareholders’ rights under the Companies Act such as bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Except as described in this prospectus and in the deposit agreement, holders of ADSs are not able to exercise voting rights attaching to the Ordinary Shares evidenced by the ADSs on an individual basis.

Holders of ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the underlying Ordinary Shares represented by the ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the underlying Ordinary Shares represented by the ADSs. However, you may not know of the meeting sufficiently in advance to withdraw the Ordinary Shares. If we ask for instructions from ADS holders, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, including persons who hold their ADSs through brokers, dealers, or other third parties, will not have the opportunity to exercise a right to vote. The deposit agreement provides that if the depositary does not timely receive valid voting instructions from the ADS holders, then the depositary will, with certain limited exceptions, give a discretionary proxy to a person designated by us to vote such shares.

By agreeing to the provisions of the deposit agreement, it will not be deemed that you have waived the right to our compliance with the federal securities laws and the rules and regulations thereunder.

Direct acquisition of our Ordinary Shares is subject to a prior filing requirement under recent amendments to the Japanese Foreign Exchange and Foreign Trade Act and related regulations.

Because we are engaged in certain businesses designated by the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended, “FEFTA”), and its related cabinet orders and ministerial ordinances (collectively, the “Foreign Exchange Regulations”) such as a software business and information processing business, if a foreign investor, as defined under the FEFTA, intends to consummate an acquisition of our Ordinary Shares that constitutes an “inward direct investment” (“IDI”) under the Foreign Exchange Regulations, the foreign investor, in general, must file prior notification of such inward direct investment with the Minister of Finance and any other competent minister ( “Ministers.”). IDI includes an acquisition by a foreign investor of one or more our Ordinary Shares. If such prior notification is filed, the proposed acquisition may not be consummated until the prescribed screening period expires. In some cases, the Ministers may extend the screening period, and may recommend or order a modification or abandonment of such acquisition. In addition, if certain conditions, including those prescribed in light of national security of Japan under the Foreign Exchange Regulations are met, the Ministers may order the disposal of the shares acquired or take other measures. Consequently, any foreign investor seeking to acquire our Ordinary Shares that constitutes an IDI may not consummate such acquisition on the expected timeframe, in accordance with an intended plan, or at all.

Additionally, if a foreign investor holds one or more voting rights and, at a general meeting of shareholders, consents to certain proposals having a material influence on our management such as the (i) election of such foreign investor or any of its related persons (as defined in the Foreign Exchange Regulations) as our directors or (ii) transfer or discontinuation of our business, such consent, subject to certain exemptions, also constitutes an IDI requiring prior notification. If such prior notification is filed, such consent may not be given until the prescribed screening period expires. As a result, such foreign investors may have difficulties giving such consent in accordance with an intended plan, or at all. See “Regulations—Foreign Exchange and Foreign Trade Act” and “Japanese Foreign Exchange Controls and Securities Regulations.”

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ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our Ordinary Shares, the ADSs, or the deposit agreement, which may include any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. We believe, however, that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation, or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs (including purchasers of the ADSs in the secondary market) or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Holders of ADSs may not receive distributions on our Ordinary Shares or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of the ADSs will agree to pay holders of ADSs any cash dividends or other distributions it or the custodian for the ADSs receives on the Ordinary Shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of our Ordinary Shares that such ADSs represent. However, the depositary will not be responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our Ordinary Shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Ordinary Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying Ordinary Shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying Ordinary Shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a joint-stock corporation with limited liability. All of our directors are non-U.S. residents, and our assets and the personal assets of our directors and executive officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors in the U.S. to effect service of process upon us or to enforce against us, our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There may be doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States. See “Enforceability of Civil Liabilities.”

Dividend payments and the amount you may realize upon a sale of our Ordinary Shares or the ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and JPY.

Cash dividends, if any, in respect of our Ordinary Shares represented by the ADSs will be paid to the depositary in JPY and then converted by the depositary into U.S. dollars, subject to certain conditions and terms of the deposit agreement. Accordingly, fluctuations in the exchange rate between JPY and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of our Ordinary Shares obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, Japan, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules require U.S. domestic issuers to have an audit committee, a compensation committee and a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We intend to follow home country practice, as permitted by Nasdaq. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, the ADSs may not be listed or may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

We have applied to list the ADSs on Nasdaq. As of the date of this prospectus, we have not received approval from Nasdaq to list the ADSs on the Nasdaq. We cannot assure you that we will be able to meet those initial listing requirements. Even if the ADSs are listed on Nasdaq, we cannot assure you that the ADSs will continue to be listed on Nasdaq. We will not proceed with this offering if the ADSs are not approved for listing on Nasdaq.

In addition, to maintain our listing on Nasdaq following this offering, we will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy Nasdaq criteria for maintaining our listing, the ADSs could be subject to delisting.

If the ADSs are delisted from Nasdaq, we could face significant consequences, including:

●	a limited availability for market quotations for the ADSs;

●	reduced liquidity with respect to the ADSs;

●	a determination that the ADS is a “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

If we are classified as a passive foreign investment company, United States taxpayers who own the ADSs or our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

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●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds the ADSs or our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2024 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration — United States Federal Income Taxation — PFIC.”

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

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DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and financial needs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract customers and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	the COVID-19 pandemic; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Industry Data and Forecasts

This prospectus contains references to market data and industry forecasts and projections, which were obtained or derived from publicly available information, reports of governmental agencies, market research reports, and industry publications and surveys. These sources generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe such information to be accurate, we have not independently verified the data from these sources. However, we acknowledge our responsibility for all disclosures in this prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties and risks regarding the other forward- looking statements in this prospectus due to a variety of factors, including those described in this section, the section entitled “Risk Factors,” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the forecasts and estimates.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are a joint-stock corporation with limited liability organized under Japanese law. All of our executive officers and directors reside in Japan and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States or elsewhere outside Japan upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As no treaties exist between the U.S. and Japan that would generally allow any U.S. judgments to be recognized or enforced in Japan, there may be uncertainty as to whether the courts of Japan would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Japan against us or our directors or officers predicated upon the securities laws of the United States. The Civil Execution Act of Japan and the Code of Civil Procedure require Japanese courts to deny requests for the enforcement of judgments of foreign courts if foreign judgments fail to satisfy the requirements prescribed by the Civil Execution Act and the Code of Civil Procedure, including that:

● the jurisdiction of the foreign court be recognized pursuant to laws and regulations, conventions, or treaties;

● the defeated defendant has been served (excluding service by publication or any other service similar thereto) with the requisite summons or order for the commencement of litigation, or has appeared without being so served; and

● the content of the judgment and the litigation proceedings contrary to public policy in Japan.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

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USE OF PROCEEDS

Based upon the assumed IPO price of $            per ADS, representing the midpoint of the price range as set forth on the cover page of this prospectus, we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, non-accountable expense allowance, and the estimated offering expenses payable by us, of approximately $           , assuming the Representative does not exercise its over-allotment option, and $           , if the Representative exercises its over-allotment option in full.

We plan to use the net proceeds we receive from this offering for the following purposes:

●	approximately 35% for recruiting talent and increasing the number of employees;

●	approximately 30% for investing in the research and development of our new and existing products;

●	approximately 10% for investing in equipment and facilities, including expanding our office to accommodate additional employees; and

●	approximately 25% for working capital and general corporate proposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have flexibility and discretion to apply the net proceeds of this offering. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Our management has broad discretion to determine how to use the net proceeds raised in this offering and may use them in ways that may not enhance our results of operations or the price of the ADSs” beginning on page 26 of this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

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DIVIDEND POLICY

Since our inception, we have not declared or paid cash dividends on our Ordinary Shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the amount of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

If declared, holders of our outstanding shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the shares or any subsequent transfer of the shares. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our articles of incorporation and the Companies Act. See “Description of Share Capital — Restriction on Distribution of Surplus” beginning on page 76 of this prospectus.

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on our Ordinary Shares represented by ADSs to the same extent as the holders of our Ordinary Shares, less the fees and expenses payable under the deposit agreement in respect of, and any Japanese tax applicable to, such dividends. See “Material Income Tax Consideration — Japanese Taxation” and “Description of American Depositary Shares.” The depositary will generally convert JPY it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. Cash dividends on our Ordinary Shares, if any, will be paid in JPY.

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CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2024:

●	on an actual basis;

●	on an as adjusted basis to reflect the issuance and sale of Ordinary Shares in the form of ADSs by us in this offering based on an assumed IPO price of $ per ADS, which is the midpoint of the IPO price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, non-accountable expense allowance, and the estimated offering expenses payable by us, and assuming no exercise of the Representative’s over-allotment option.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2024
	Actual	As Adjusted(1)
	$	$
Cash	3,119

Shareholders’ equity
Ordinary Shares, 28,000,000 shares authorized; 7,035,000, and [*] shares issued and outstanding, actual and as adjusted(2), respectively	465

Shares to be issued		—
Additional paid-in capital	7,015
Accumulated deficits	(8,252)	( )
Total shareholders’ equity	(772)
Total capitalization	(772)

(1)	The as adjusted information is illustrative only, and we will adjust this information based on the actual IPO price and other terms of this offering determined at pricing. We estimate that such net proceeds will be approximately $ , assuming the Representative does not exercise its over-allotment option, and $ if the Representative exercises its over-allotment option in full.

A $1.00 increase (decrease) in the assumed IPO price of $            per ADS, would increase (decrease) each of total shareholders’ equity and total capitalization by $           million, if the over-allotment option is not exercised, or $           if the over-allotment option is exercised in full, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated expenses payable by us. An increase (decrease) of ADSs in the number of ADSs offered by us would increase (decrease) each of           total shareholders’ equity and total capitalization by $           million, if the over-allotment option is not exercised, or $           if the over-allotment option is exercised in full, based on an assumed IPO price of $           per ADS, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated expenses payable by us.

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DILUTION

If you invest in the ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the IPO price per ADS and our net tangible book value per Ordinary Share underlying the ADS after this offering. Dilution results from the fact that the IPO price per ADS is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of March 31, 2024 was negative $1,231 thousand, or ($0.17) per Ordinary Share and ($0.17) per ADS. Net tangible book value represents the amount of our total tangible assets, less the amount of our total liabilities. The following table sets forth the computation of the net tangible book value of negative $1,231 thousand:

(in thousands)

	As of March 31, 2024
	$	¥
Net Tangible Book Value:
Total Assets	4,917	743,545
Less: Intangible Assets	13	1,962
Less: Deferred Offering Costs	446	67,470
Total Tangible Assets	4,458	674,113
Total Liabilities	5,689	860,245
Net Tangible Book Value	(1,231)	(186,132)

Dilution is determined by subtracting net tangible book value per Ordinary Share, after giving effect to the additional proceeds we will receive from this offering, from the assumed IPO price of $           per ADS, the midpoint of the price range as set forth on the cover page of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us.

After giving effect to the sale of           ADSs in this offering based on the assumed IPO price of $           per ADS, the midpoint of the price range as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us, and assuming no exercise of the over-allotment option, our as adjusted net tangible book value as of March 31, 2024, would have been $           , or $           per Ordinary Share and $           per ADS. This represents an immediate increase in net tangible book value of $           per Ordinary Share and $           per ADS to the existing shareholders, and an immediate dilution in net tangible book value of $           per Ordinary Share and $           per ADS to investors purchasing ADSs in this offering. The as-adjusted information discussed above is illustrative only.

A $1.00 increase (decrease) in the assumed IPO price of $           per ADS would increase (decrease) our as adjusted net tangible book value after giving effect to this offering by $           , the as adjusted net tangible book value per Ordinary Share and per ADS after giving effect to this offering by $           per Ordinary Share and $           per ADS, and decrease (increase) the dilution in as adjusted net tangible book value per Ordinary Share and per ADS to new investors in this offering by $           per Ordinary Share and $           per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

An increase (decrease) of           ADSs in the number of ADSs offered by us would increase (decrease) our as adjusted net tangible book value after giving effect to this offering by $           increase (decrease) the as adjusted net tangible book value per Ordinary Share and per ADS after giving effect to this offering by $           per Ordinary Share and $           per ADS, and decrease (increase) the dilution in as adjusted net tangible book value per Ordinary Share and per ADS to new investors in this offering by $           per Ordinary Share and $           per ADS, based on the IPO price of $           per ADS, and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

The following tables illustrate such dilution:

	Per Ordinary Share	Per ADS
Assumed IPO price per Ordinary Share	$	$
Net tangible book value per Ordinary Share as of March 31, 2024	$(0.17)	$(0.17)
As adjusted net tangible book value per Ordinary Share attributable to payments by new investors	$	$
As adjusted net tangible book value per Ordinary Share immediately after this offering	$	$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$	$

The following tables summarize, on an as adjusted basis as of March 31, 2024, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares (in the form of ADSs) purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total Consideration			Average Price Per Ordinary	Average price per
	Number	Percent		Amount	Percent		Share	ADS
($ in thousands)
Existing shareholders			%	$		%	$	$
New investors			%	$		%	$	$
Total			%	$		%	$	$

The as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual IPO price of our Ordinary Shares and other terms of this offering determined at the pricing.

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CORPORATE HISTORY AND STRUCTURE

Corporate History

Robot Consulting was incorporated in Minato Ward, Tokyo, Japan on April 17, 2020 as a joint-stock corporation (kabushiki kaisha) with limited liability.

Corporate Structure

The following chart illustrates our corporate structure upon completion of this offering based on 7,035,000 Ordinary Shares outstanding as of the date of this prospectus and            ADSs, representing             Ordinary Shares, to be sold in this offering, assuming no exercise by the Representative of its over-allotment option. For more details on our corporate history, please refer to “Corporate History and Structure.”

(1)	The pre-IPO percentages are based upon 7,035,000 Ordinary Shares issued and outstanding as of the date of this prospectus and the post-IPO percentages are based on Ordinary Shares issued and outstanding after this offering, assuming no exercise of the over-allotment option.

(2)	On February 5, 2024, our shareholders approved the share split of the 7,035 outstanding Ordinary Shares at a ratio of 1:1000 which was based on a record date of February 5, 2024 and became effective on February 5, 2024, resulting in 7,027,965 Ordinary Shares being issued after the share split.

(3)	Represents 1,593,000 Ordinary Shares held by 38 shareholders of our Company, each of which holds less than 5% of our Ordinary Shares, as of the date of this prospectus.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a platform service provider focusing on human resource solutions with an intention to expand into legal technology and the metaverse. Our current major product is “Labor Robot,” a cloud-based human resource management system launched in September 2022. Labor Robot helps users track employee attendance and sales orders and journalize accounting items. Additionally, we provide the information relating to grant applications with MHLW, which will provide grants to small and medium-sized businesses to enhance their working conditions and employee welfare. Labor Robot also facilitates users in evaluating the types of grants they may be eligible for. In addition, we connect users interested in applying for grants with Certified Consultants. In addition to grant applications, we also support users who want to apply for a subsidy with METI for the information technology (IT) system installation subsidy by connecting users interested in applying for a subsidy with our partners specializing in subsidy applications.

The number of Labor Robot users grew significantly to 261 users as of March 31, 2023, and to 483 users as of March 31, 2024, with 222 new users added during the fiscal year ended March 31, 2024. Labor Robot users are the users of Labor Robot who directly purchase Labor Robot from us and the users who purchase it from Nac, a Japanese conglomerate that operates a water server business, sells and rental dust control products, provides architectural consulting, and manufactures and sells beauty product manufacturing.

The largest distributor contributing to the increased numbers of Labor Robot users is Nac. Nac is a listed company in Japan that has connections with small and medium-sized businesses, who serve as our target customers. Under the distribution agreement between us and Nac, Nac has agreed to act as our primary distributor, and we have agreed to provide support to Nac’s customers in applying for IT system installation subsidies with METI. In practice, Nac directly enters into the Labor Robot licensing or sales agreement with its customers, and we receive 7% of the total sales price (including tax) of Labor Robot that Nac sold to its customers in the prior month, which we recognize as revenue from the sales of Labor Robot. This arrangement enables us to increase exposure of Labor Robot to our target customers through Nac’s pipeline. We obtained 98 and 209 new Labor Robot users through this arrangement during the fiscal years ended March 31, 2024 and 2023, respectively, representing 44.14% and 80.1% of new users acquired during the fiscal years ended March 31, 2024 and 2023, respectively. The total accumulated number of Labor Robot users derived from Nac were 307 and 209 for the fiscal years ended March 31, 2024 and 2023, respectively. However, we receive only 7% of the original Labor Robot’s price from Nac, as opposed to the full price we usually obtain from users directly purchasing Labor Robot from us. The percentage of the revenue derived from Nac’s customers was 1.5% and 8.21% of the total revenue of the Company for the fiscal years ended March 31, 2024 and 2023, respectively. See “Business—Our Marketing Channel.”

While we plan to continue expanding the customer base for Labor Robot through our distribution agents, we also aim to create more software and services related to digital transformation, legal technology, and the metaverse. For example, we are also developing “Lawyer Robot,” which includes two main functions: (i) legal precedent research, which integrates AI to enhance search quality to find cases that are more aligned with the matters being searched, and (ii) preliminary legal consultation and lawyer matching services. We also plan to launch “Robot Lawyer,” which will enable users to pose metaverse-related legal questions on certain metaverse platforms through Robot Lawyer’s chat interface powered by ChatGPT’s API. As of the date of this prospectus, our current products do not include any AI technology; however, we are endeavoring to incorporate third-party generative AI technology, such as ChatGPT, into our Robot Lawyer software. See “Business—Research and Development.”

In addition to Labor Robot, we also provide consulting and support services relating to digital transformation to small and medium-sized businesses. During the fiscal year ended March 31, 2024, our services included (i) e-learning services, (ii) e-commerce store set-up services, and (iii) software installation services, while during the fiscal year ended March 31, 2023, we provided only IT system installation subsidy application consulting and support services. Additionally, during the fiscal year ended March 31, 2023, we provided advertising services and outsourcing services to a certain Certified Consultant. The revenue from our products and services, excluding the sales of Labor Robot, accounted for 89.16% and 81.48% of our total revenue during the fiscal years ended March 31, 2024, and 2023, respectively. We plan to use proceeds from these services to further expand Labor Robot’s business and develop new products and services. While we have ceased providing IT system installation subsidy application consulting and support services, e-commerce store set-up services, advertising services, and outsourcing services, in order to focus our efforts on the expansion of sales of our Labor Robot, e-learning services, and software installation services, a determination as to whether such services may resume in the future has yet to be made. During the fiscal years ended March 31, 2024 and 2023, the percentage of revenue accounted for by the such ceased products and services was 48.48% and 81.48%, respectively, and the percentage of revenue accounted for by those products and services we continued to offer during such periods was 51.52% and 18.52%, respectively.

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Factors Impacting Our Operating Results

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors” in this prospectus and those set out below.

●	Changes in policies regarding grants and subsidies.

We regard the grants and subsidies provided by the Japanese government as an important part of our product and marketing strategy. For example, Labor Robot’s features include grant application support with MHLW and connecting our users with Certified Consultants who help them apply for grants. See “Business—Our Business Model— Sales of Software—Sales of Labor Robot—(1) Grant and subsidy application support.” To lessen the actual expenses incurred by our prospective Labor Robot users, we help them apply for the IT system installation subsidy provided by METI, which subsidizes costs for software licenses, cloud service fees of no more than two years, and costs relating to installation. See “Business—Our Marketing Channel.” Hence, any changes in the policies regarding grants and subsidies may cause our product to be significantly less competitive than those of our competitors. Although we are now trying to diversify our new businesses, developments might not be completed in time to mitigate losses resulting from policy changes, which could adversely impact our financial condition and operating results.

●	Ability to maintain and enhance the functionalities of Labor Robot.

As of the date of this prospectus, Labor Robot is the primary product in which we have dedicated our sales efforts and we intend to continue focusing on the expansion of this product. Any factor adversely affecting sales of Labor Robot, including market acceptance, product competition, performance and reliability, reputation, price competition, and economic and market conditions, could adversely affect our business and operating results. Our participation in the markets for the products we are developing or have just launched, such as e-learning services, Lawyer Robot, and metaverse-related services, is relatively new, and it is uncertain whether these areas will ever result in significant revenues for us. Further, the introduction of new products and services beyond these markets may not be successful.

Further, if we are unable to provide enhancements and new features for Labor Robot or new products that achieve market acceptance or that keep pace with rapid technological developments, our business could be adversely affected. For example, we are focused on enhancing the features and functionality of Labor Robot to enhance their utility to larger user base. The success of enhancements, new features and products depends on several factors, including the timely completion, introduction and market acceptance of the enhancements or new features or products. Failure in this regard may significantly impair our revenue growth. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely fashion. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our products and services to operate effectively with future network platforms and technologies could reduce the demand for our products and services, result in user dissatisfaction and adversely affect our business.

●	The number and quality of partner companies for joint research and development activities.

We have spent significant costs to outsource the software development of our products and services to third-party vendors. As we focus on legal technology and metaverse business, we are building our research and development team and hiring more engineers. Nevertheless, our team is still small, and we might need to incur substantial costs to develop additional features in Labor Robot or to develop new products or services. Under development outsourcing agreements negotiated with software development vendors, we might not own intellectual property rights developed by such vendors. We may need to obtain licenses from such vendors, which may restrict the use of software and prevent us from further developing new intellectual properties based on the existing software. Moreover, if we are unsuccessful in obtaining the intellectual property rights to such software, we may not be able to prevent such software from being made available to our competitors. These restrictions and limitations may affect our ability to rapidly introduce new features in our products, and therefore could adversely affect the competitiveness of our products and services.

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Further, in order to grow our business, we expect to continue depending on relationships with third parties, such as distribution agents and third-party software development vendors. Identifying partners, and negotiating and documenting relationships with them requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce purchases of our services. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our products and services by potential customers.

If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results may suffer. Even if we are successful, we cannot assure you that these relationships will help us retain additional customers of our products or increase our revenues.

●	Ability to increase sales of existing products and services and introduce new, successful products or services

During the last two fiscal years, we derived a substantial majority of our revenues from consulting and support services, advertising services, and outsourcing services, while endeavoring to increase the sales of Labor Robot, our principal product. While we have decided not to provide advertising services, outsourcing services, and certain consulting and support services, including IT system installation subsidy application consulting and support services and e-commerce store set-up services as of the fiscal year beginning April 1, 2024, we have determined to focus our efforts on expanding the sales of e-learning services, software installation services, and Labor Robot. Any factor adversely affecting sales of the remaining services and Labor Robot, including market acceptance, product competition, performance and reliability, reputation, price competition, and economic and market conditions, could adversely affect our business and operating results. Our participation in the markets for the products and services we are developing or have just launched, such as e-learning services, Lawyer Robot, and metaverse-related services, is relatively new, and it is uncertain whether these areas will ever result in significant revenues for us. Further, the introduction of new products and services beyond these markets may not be successful.

●	Competitive market

The markets for human resource and financial management platforms are highly competitive, with relatively low barriers to entry. We face competition locally from well-established providers of human resource and financial management platforms in Japan as well as large national and overseas cloud-based accounting platform service providers and a variety of vendors of cloud-based and on premises software applications that address only a portion of one of our applications. If our competitors’ products, services or technologies become more accepted than our applications, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, then our revenues could be adversely affected.

●	Ability to attract and retain talent and scale our team.

We are highly dependent on our executive officers, as well as the other principal members of our management team. We also depend on our ability to retain and motivate key employees and attract qualified new employees. We may be unable to replace key members of our management team or key employees if we lose their services. Integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. Any inability to attract and retain sufficient managerial personnel who have critical industry experience and relationships could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, and results of operations.

●	Natural disasters, adverse weather conditions, operating hazards, and labor disputes.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards, and labor disputes. We may experience earthquakes, floods, typhoons, power outages, labor disputes, or similar events beyond our control that could materially and adversely affect our operations. In the event of uncontrollable circumstances, including operating hazards, fires, and explosions, natural disasters, adverse weather conditions, and major equipment failures, for which we may not be able to obtain insurance at a reasonable cost, there could be a material and adverse effect on our business.

●	Going concern

The Company had a loss of JPY662.0 million (US$4.4 million) and JPY478.6 million (US$3.2 million) for the fiscal years ended March 31, 2024 and 2023, respectively. This operating loss has resulted in an accumulated deficit of JPY1,247.8 million (US$8.3 million) and JPY585.8 million (US$3.9 million) as of March 31, 2024 and 2023, respectively. These factors raise substantial doubt regarding our ability to continue as a going concern.

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We may consider obtaining additional financing in the future through the issuance of our Ordinary Shares, through other equity or debt financings, or other means. However, we are dependent upon its ability to obtain new revenue generating customer contracts, secure equity and/or debt financing and there are no assurances that we will be successful.

Future Outlook of Market Trend

We expect the market for human resource management software in Japan to grow. According to the research conducted by Deloitte Tohmatsu MIC Research Institute Co., Ltd., and released in Nikkei’s HR Tech Cloud Market Facts and Outlook Financial Year 2022 Edition on February 1, 2021, the impact of the COVID-19 pandemic has led to the widespread adoption of remote working and the diversification of employment styles, contributing to human resource management software market expansion—particularly in areas of recruitment, human resource utilization, retention of human resources, and visualization of data relating to human resource operations. As human resource management software streamlines human resource operations, helps users to reduce the implementation costs, and reduces human resource professionals’ workloads and operation costs, the demand for such software is expected to continue to grow in the future.

As a marketing strategy for Labor Robot, we plan to continue approaching small and medium-sized businesses, particularly those not located in metropolitan areas. To approach these prospective clients effectively, we plan to continuously expand and leverage our distributor network. We believe that seminars serve as an effective promotional strategy, and we will continue encouraging our distributors to hold such seminars to approach prospective clients.

As more businesses embrace digital transformation, supported by the Japanese government, we expect an increased focus on investing in human resources for better integration of digital technologies into their operations. Hence, we launched our online e-learning courses in November 2023, aimed at helping employees of small and medium-sized businesses learn about the latest trends in digital transformation, including AI, the metaverse, and Web 3.0.

Further, according to the White Paper Information and Communications released by Ministry of Internal Affairs and Communications in 2023, the Japanese metaverse market is expected to expand to over one trillion yen by 2026, as the use of virtual space has been increasingly popular for purchasing products, virtual exhibitions, online events, educational events and training.

Key Financial Performance Indicators

Revenue

Our source of revenue is comprised of sales of software, consulting and support services, advertising services and outsourcing services. During the fiscal year ended March 31, 2024, our revenue was generated from consulting and support services and sales of software, while during the fiscal year ended March 31, 2023, our revenue was generated from advertising services, outsourcing services, sales of software, and consulting and support services.

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Cost of revenue

Cost of revenue primarily consists of costs paid to our vendors and costs paid to our employees related to the delivery of our services.

Gross profit and gross profit margin

Gross profit is the difference between our revenue and cost of sales. Gross profit margin is the profit expressed as a percentage of revenue.

Research and development costs

Research and development costs consist of the fees paid to other entities that conduct research and development activities on our behalf.

Selling, general, and administrative expenses

Our selling, general, and administrative expenses (“SG&A”) are primarily composed of selling and advertising expenses, personnel costs for sales and marketing staff and general corporate functions, outsourcing expenses, and professional fees.

Loss from operations

Loss from operations is the amount after subtracting research and development costs and SG&A from our gross profit.

Other income/(expenses)

From time to time, we have non-recurring, non-operating gains and losses which are reflected through other income/expense. These typically include income from interest and foreign exchange gain or loss.

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Results of Operations

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2024 and 2023

The following table sets forth our statements of operations for the fiscal years ended March 31, 2024 and 2023:

(in thousands, except change % data)

	For the Fiscal Years Ended March 31,				Change (2024 vs. 2023)
	2024($)	2024(¥)	2023($)	2023(¥)	$	¥	YoY %
			(As Restated)
Revenue
Software	497	75,125	102	15,481	395	59,644	385.3%
Consulting and Support Services	4,087	617,979	80	12,156	4,007	605,823	4,983.7%
Advertising Services	—	—	264	39,960	(264)	(39,960)	(100.0)%
Outsourcing Services	—	—	106	16,000	(106)	(16,000)	(100.0)%
Total Revenue	4,584	693,104	552	83,597	4,032	609,507	729.1%
Cost of revenue	131	19,848	467	70,622	(336)	(50,774)	(71.9)%
Gross Profit	4,453	673,256	85	12,975	4,368	660,281	5,088.9%
Research and development	684	103,440	915	138,322	(231)	(34,882)	(25.2)%
Selling, General and Administrative Expenses	8,078	1,221,614	2,266	342,670	5,812	878,944	256.5%
Total Operating Expenses	8,762	1,325,054	3,181	480,992	5,581	844,062	175.5%
% of revenue	(94.0)%	(94.0)%	(560.9)%	(559.8)%
Other income (expenses), net	(67)	(10,168)	(70)	(10,591)	3	423	(4.0)%
Interest expenses	—	—	(0)	(25)	0	25	(100.0)%
Loss before income taxes	(4,376)	(661,966)	(3,166)	(478,633)	(1,210)	(183,333)	38.3%
Provision for income taxes	—	—	—	—	—	—	0.0%
Net Loss	(4,376)	(661,966)	(3,166)	(478,633)	(1,210)	(183,333)	38.3%

Revenue

Revenue increased by JPY609,507 thousand ($4,032 thousand), or 729.1%, year-over-year to JPY693,104 thousand ($4,589 thousand). The increase was primarily driven by the following factors:

●	Sales of software: Sales of software increased by JPY59,644 thousand ($395 thousand), as the Company’s new software, Labor Robot, was released during the third quarter in the fiscal year ended March 31, 2023.
●	Consulting and support services: Revenue from consulting and support services increased by JPY605,823 thousand ($4,007 thousand), as the Company started providing new services, including e-learning courses, e-commerce store set-up services, and software installation support services during the fiscal year ended March 31, 2024.
●	Advertising services: Revenue from advertising services decreased by JPY39,960 thousand ($264 thousand), as the Company had a non-recurring advertising contract regarding the application of IT system installation subsidy during the fiscal year ended March 31, 2023.
●	Outsourcing services: Revenue from outsourcing services decreased by JPY16,000 thousand ($106 thousand), as the Company had a non-recurring outsourcing contract during the fiscal year ended March 31, 2023.

Cost of Revenue

Cost of revenue decreased by JPY50,774 thousand ($336 thousand), or 71.9%, year-over-year to JPY19,848 thousand ($131 thousand). The cost of revenue decreased while revenue increased in the fiscal year ended March 31, 2024, compared with the fiscal year ended March 31, 2023. In the fiscal year ended March 31, 2024, the majority of our revenue from consulting and support services was generated from e-learning courses and e-commerce store set-up services, which have a higher gross profit margin, while in the fiscal year ended March 31, 2023, our revenue from consulting and support services was from IT system installation subsidy application consulting and support services, which had a lower gross profit margin.

Research and Development

Research and development expenses decreased by JPY34,882 thousand ($231 thousand), or 25.2%, year-over-year to JPY103,440 thousand ($684 thousand), primarily due to less software development costs incurred related to Labor Robot during the fiscal year ended March 31, 2024.

SG&A expenses

SG&A expenses increased by JPY878,944 thousand ($5,812 thousand), or 256.5%, year-over-year to JPY1,221,614 thousand ($8,078 thousand), primarily due to the following factors:

●	The increase in selling expenses in the fiscal year ended March 31, 2024, due to the higher volume of software sold, which resulted in higher commission fees paid to the distributors.

●	The increase in salary and employee benefit expenses, due to the increase in the average number of employees during the fiscal year ended March 31, 2024.

●	The increase in professional expenses, primarily due to the additional audit and legal consulting expenses we incurred related to the preparation for the IPO during the fiscal year ended March 31, 2024.

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Other Income (Expenses), net and Interest Expenses

Other expenses decreased by JPY448 thousand ($3 thousand), or 4.2%, year-over-year to JPY10,168 thousand ($67 thousand), primarily due to the loss from disposal of property and equipment the Company had in the fiscal year ended March 31, 2023 as a non-recurring expense.

Net Loss

As a result, the net loss was JPY661,966 thousand ($4,376 thousand) during the fiscal year ended March 31, 2024, compared to the net loss of JPY478,633 thousand ($3,166 thousand) during the fiscal year ended March 31, 2023.

Cash Flows/Liquidity

Cash flows for the fiscal years ended March 31, 2024 and 2023

As of March 31, 2024 and 2023, we had cash of JPY471,648 thousand ($3,119 thousand) and JPY451,175 thousand ($2,984 thousand), respectively. Liquidity is a measure of our ability to meet potential cash requirements. We generally funded our operations with cash flow from operations, and, when needed, with borrowings from Japanese financial institutions or capital injections from our principal shareholders. Our principal use of liquidity has been to fund our daily operations and working capital. We expect that our cash and cash equivalents will be sufficient to fund our operating expenses and cash obligations for the next 12 months, although our ability to continue as a going concern depends upon our ability to attract and retain revenue-generating customers, acquire new customer contracts, and secure additional financing.

	(JPY in thousands)
	For the Fiscal Years Ended March 31,
	2024	2023
		Restated
Cash flows from operating activities:
Net loss	¥(661,966)	¥(478,633)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,832	220
Noncash lease expenses	6,179	2,968
Loss on disposal of property and equipment	—	592
Impairment loss on investments	10,000	10,000
Changes in operating assets and liabilities:
Accounts receivable	(2,441)	(81,983)
Related party receivable	(7,230)	(2,073)
Prepaid expenses and other current assets	(51,507)	(9,555)
Other Assets	(2,296)	(594)
Accounts payable and accrued expenses	220,609	189,607
Deferred revenue	175,942	219,185
Operating lease liabilities	(6,179)	(2,968)
Other liabilities	—	19,470
Net cash used in operating activities	(317,057)	(133,764)
Cash flows from investing activities:
Purchase of property and equipment	(3,339)	(437)
Purchase of intangible assets	(2,101)	—
Acquisition of investments	(10,000)	(10,134)
Proceeds from sales of investment	6,552	—
Net cash used in investing activities	(8,888)	(10,571)
Cash flows from financing activities:
Repayment under lease liabilities	—	—
Payment for deferred offering costs	(22,016)	(45,454)
Proceeds from stock issuance	338,600	335,500
Proceeds received for subscription receivable	29,834	17,327
Net cash provided by financing activities	346,418	307,373
Net increase in cash, cash equivalents and restricted cash	20,473	163,038
Cash, cash equivalents and restricted cash at beginning of period	470,645	307,607
Cash, cash equivalents and restricted cash at end of period	¥491,118	¥470,645

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	¥471,648	¥451,175
Restricted cash	19,470	19,470
Total cash, cash equivalents and restricted cash	¥491,118	¥470,645

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Operating Activities

Net cash used in operating activities during the fiscal year ended March 31, 2024 increased to JPY317,057 thousand ($2,097 thousand) compared to JPY133,764 thousand ($885 thousand) net cash used during the fiscal year ended March 31, 2023, primarily due to the higher net loss in the fiscal year ended March 31, 2024, partially offset by the increase in deferred revenue.

Investing Activities

Net cash used in investing activities during the fiscal year ended March 31, 2024 decreased to JPY8,888 thousand ($59 thousand) compared to JPY10,571 thousand ($70 thousand) during the fiscal year ended March 31, 2023. The decrease in cash outflow was mainly due to the proceeds received from the investment we sold during the fiscal year ended March 31, 2024 which offset the cash used for the acquisition of the new investment.

Financing Activities

Net cash provided by financing activities during the fiscal year ended March 31, 2024 increased to JPY346,418 thousand ($2,291 thousand) compared to JPY307,373 thousand ($2,033 thousand), primarily due to the lower amount of deferred offering costs capitalized during the fiscal year ended March 31, 2024.

Research and Development

Research and development (“R&D”) costs consist primarily of fees paid to vendors for research, prototyping and consulting. Most R&D costs are expensed as incurred.

Capital Expenditures

Our capital expenditures primarily consist of acquisition of property and equipment and investments.

In the normal course of business, we make investments with business partners that support our underlying business strategies and provide us the ability to enter new markets to expand the reach of our products and services. During the fiscal years ended March 31, 2024 and 2023, the amounts we spent on acquisition of investments were JPY10,000 thousand ($66 thousand) and JPY10,134 thousand ($67 thousand), respectively.

Quantitative and Qualitative Disclosure About Market Risk

Currency Risk

We transact our operating activities in Japanese yen. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations, if we acquire any. We acknowledge the recent deterioration and volatility of the Japanese yen relative to U.S. dollars, but believe we are relatively insulated from foreign exchange risk, as primarily all of our economical transactions are conducted within Japan and using Japanese yen.

Market Risk

We derive revenue primarily from sales of Labor Robot and related services. We believe the demands for digital transformation will continue to increase in the foreseeable future and believe that our products and services including Labor Robot and e-learning as well as Lawyer Robot will continue to be in demand.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

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Use of Estimates

Significant accounting estimates reflected in our financial statements include useful lives of property and equipment, the carrying value of operating lease right-of-use asset, allowance for credit loss on accounts receivable, valuation of stocks and valuation allowance against net deferred tax assets. Economic conditions may increase the inherent uncertainty in the estimates and assumptions indicated above. Actual results may differ from previously estimated amounts, and such differences may be material to our financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our financial statements:

Revenue Recognition

The Company applies Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented in the financial statements. To determine the appropriate amount of revenue to be recognized in accordance with ASC 606, the Company follows a five-step model as follows:

1 – Identification of the contract with a customer

2 – Identification of the performance obligation in the contract

3 – Determination of the transaction price

4 – Allocation of the transaction price to the performance obligation in the contract

5 – Recognition of revenue when, or as, a performance obligation is satisfied

During the fiscal years ended March 31, 2024 and 2023, the Company generated revenues from sales of software, consulting and support services, advertising services, and outsourcing services.

Revenue is recognized when the control of the promised product or service is transferred by the Company to its customer. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for the product or service delivered. The transaction prices are generally fixed at contract inception. Consumption taxes collected from customers and remitted to government authorities are excluded from revenue and deferred revenue.

At contract inception, the Company assesses the performance obligations, or deliverables, the Company has agreed to provide pursuant to the contract and determines if they are individually distinct or if they should be combined with other performance obligations. A contract that contains multiple performance obligations requires an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price. Performance obligations are combined when an individual performance obligation does not have standalone value to its customer. For example, customers do not have the ability to take possession of the software, Labor Robot, and, as a result, the Company’s contracts for sales of software and hosting service arrangement are typically accounted for as service arrangements with a single performance obligation.

Sales of Software

Revenue from sales of software is primarily comprised of sales of Labor Robot. Revenue is recognized on a straight-line basis over the period of five years, which is an estimated useful life of the software. Revenue is recognized as the Company’s performance obligation is satisfied over-time and as control of the promised service is transferred to the customer, commencing when the product key is delivered to the customer.

Consulting and Support Services

Revenue from consulting and support services is recognized when the control of the promised service is transferred by the Company to its customer. Consulting and support services the Company provided during the fiscal years ended March 31, 2024 and 2023 include the following services.

E-learning: The Company provides online training courses to help employees of small and medium-sized businesses learn the latest trends in digital transformation. Revenue is recognized on a straight-line basis over the contract period which is generally one month as the Company’s performance obligation is satisfied over-time, commencing when the access code is delivered to the customer.

E-commerce store set-up service: The Company assists customers in building their e-commerce stores on a metaverse and building e-commerce websites. Revenue is recognized at the point in time when the transfer of control occurs, which is upon completion of set-up service.

Software installation support: The Company helps customers with the installation and initial set-up of the software and provides support services during the contract period. Revenue is recognized on a straight-line basis over the contract period which is generally one year as the Company’s performance obligation is satisfied over-time.

IT system installation subsidy application consulting and support service: The Company provides consulting and support services on IT system installation subsidy application to corporate customers to help them reduce the costs of installing and implementing new IT products. Revenue is recognized at the point in time when the transfer of control occurs, which is when the Company completes submitting applications for IT system installation subsidies to the Ministry of Economy, Trade, and Industry or an entrusted organization. Fees for consulting and support services are only paid if the customer receives the subsidies, and revenue is recognized only if the application is approved.

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The Company uses subcontractors for applying for IT system installation subsidies and setting up an e-commerce website. The Company assesses and records revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenues and expenses. The Company has concluded that the Company is the principal in the performance obligation to provide consulting and support services and gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified vendors, (ii) has the discretion to select the vendors and establish their price and duties, and (iii) bears the risk for services that are not fully paid for by its customers.

Advertising Services

Revenue from advertising services is from advertising the services provided by the Company’s customer, ASC Consultant. The Company shows ASC Consultant’s contact information on Labor Robot to promotes ASC Consultant’s grants or subsidies application support services to Labor Robot’s users.

Revenue from advertising services is recognized on a straight-line basis over the contract period as the Company’s performance obligation is satisfied over-time.

Outsourcing Services

Revenue from outsourcing services is from outsourcing the Company’s employees to support the marketing services of its customer, ASC Consultant.

Revenue from outsourcing services is recognized on a straight-line basis over the contract period as the Company’s performance obligation is satisfied over-time.

Property and Equipment, Net

Property and equipment are recorded at the cost less accumulated depreciation. Depreciation is computed using the straight-line method, depending on the pattern of consumption of the economic benefits by asset class, over the estimated useful lives of the assets, as follows:

Property and Equipment	Estimated Useful Life
Fixtures	Shorter of 3 years or lease term
Tooling and equipment	5 years
Computer and other equipment	3 years

Repair and maintenance costs are expensed as incurred. The Company records depreciation expenses in selling, general and administrative expenses in the Statements of Operations.

Impairment or Disposal of Long-Lived Assets

Long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if the carrying amount is not recoverable when compared to the Company’s undiscounted cash flows and the impairment loss is measured based on the difference between the carrying amount and fair value. Long-lived assets held for sales are reported at the lower of cost or fair value less costs to sell. There were no impairments of long-lived assets during the fiscal years ended March 31, 2024 and 2023.

Leases

Leases are comprised of operating leases for office space. In accordance with FASB ASC Topic 842, Leases, the Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (ROU) assets, current portion of operating lease liabilities, and non-current operating lease liabilities in the Balance Sheets. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date.

For leases with terms greater than 12 months, the Company records an ROU asset and a lease liability representing the present value of future lease payments. The discount rate used to measure the lease asset and liability is determined at the beginning of the lease term using the rate implicit in the lease, or the Company’s collateralized incremental borrowing rate. The implicit rate within the Company’s leases is generally not determinable and, therefore, the incremental borrowing rate at lease commencement is utilized to determine the present value of lease payments. The Company estimates its incremental borrowing rate based on third-party lender quotes to obtain secured debt in a like currency for a similar asset over a timeframe similar to the term of the lease. For those contracts that include fixed rental payments for both the use of the asset (“lease costs”) as well as for other occupancy or service costs relating to the asset (“non-lease costs”), the Company generally includes both the lease costs and non-lease costs in the measurement of the lease asset and liability.

The Company has elected the “package of practical expedients” and as a result is not required to reassess its prior accounting conclusions regarding lease identification, lease classification and initial direct costs for lease contracts existing as of the transition date. The Company accounts for each lease and any associated non-lease components as a single lease component across all asset classes. Lease expenses for the Company’s operating leases are recognized on a straight-line basis over the lease term except for variable lease costs, which are expensed as incurred.

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BUSINESS

Overview

We are a platform service provider focusing on human resource solutions with an intention to expand into legal technology and the metaverse. Our current major product is “Labor Robot,” a cloud-based human resource management system launched in September 2022. Labor Robot helps users track employee attendance and sales orders and journalize accounting items. Additionally, we provide the information relating to grant applications with MHLW, which will provide grants to small and medium-sized businesses to enhance their working conditions and employee welfare. Labor Robot also facilitates users in evaluating the types of grants they may be eligible for. In addition, we connect users interested in applying for grants with Certified Consultants. In addition to grant applications, we also support users who want to apply for a subsidy with METI for the IT system installation subsidy by connecting users interested in applying for a subsidy with our partners specializing in subsidy applications.

The number of Labor Robot users grew significantly to 261 users as of March 31, 2023, and to 483 users as of March 31, 2024, with 222 new users added during the fiscal year ended March 31, 2024. Labor Robot users are the users of Labor Robot who directly purchase Labor Robot from us and the users who purchase it from Nac, a Japanese conglomerate that operates a water server business, sells and rental dust control products, provides architectural consulting, and manufactures and sells beauty product manufacturing.

The largest distributor contributing to the increased numbers of Labor Robot users is Nac. Nac is a listed company in Japan that has connections with small and medium-sized businesses, who serve as our target customers. Under the distribution agreement between us and Nac, Nac has agreed to act as our primary distributor, and we have agreed to provide support to Nac’s customers in applying for IT system installation subsidies with METI. In practice, Nac directly enters into the Labor Robot licensing or sales agreement with its customers, and we receive 7% of the total sales price (including tax) of Labor Robot that Nac sold to its customers in the prior month, which we recognize as revenue from the sales of Labor Robot. This arrangement enables us to increase exposure of Labor Robot to our target customers through Nac’s pipeline. We obtained 98 and 209 new Labor Robot users through this arrangement during the fiscal years ended March 31, 2024 and 2023, respectively, representing 44.14% and 80.1% of new users acquired during the fiscal years ended March 31, 2024 and 2023, respectively. The total accumulated number of Labor Robot users derived from Nac were 307 and 209 for the fiscal years ended March 31, 2024 and 2023, respectively. However, we receive only 7% of the original Labor Robot’s price from Nac, as opposed to the full price we usually obtain from users directly purchasing Labor Robot from us. The percentage of the revenue derived from Nac’s customers was 1.5% and 8.21% of the total revenue of the Company for the fiscal years ended March 31, 2024 and 2023, respectively. See “—Our Marketing Channel.”

While we plan to continue expanding the customer base for Labor Robot through our distribution agents, we also aim to create more software and services related to digital transformation, legal technology, and the metaverse. For example, we are also developing “Lawyer Robot,” which includes two main functions: (i) legal precedent research, which integrates AI to enhance search quality to find cases that are more aligned with the matters being searched, and (ii) preliminary legal consultation and lawyer matching services. We also plan to launch “Robot Lawyer,” which will enable users to pose metaverse-related legal questions on certain metaverse platforms through Robot Lawyer’s chat interface powered by ChatGPT’s API. As of the date of this prospectus, our current products do not include any AI technology; however, we are endeavoring to incorporate third-party generative AI technology, such as ChatGPT, into our Robot Lawyer software. See “—Research and Development.”

In addition to Labor Robot, we also provide consulting and support services relating to digital transformation to small and medium-sized businesses. During the fiscal year ended March 31, 2024, our services included (i) e-learning services, (ii) e-commerce store set-up services, and (iii) software installation services, while during the fiscal year ended March 31, 2023, we provided only IT system installation subsidy application consulting and support services. Additionally, during the fiscal year ended March 31, 2023, we provided advertising services and outsourcing services to a certain Certified Consultant. The revenue from our products and services, excluding the sales of Labor Robot, accounted for 89.16% and 81.48% of our total revenue during the fiscal years ended March 31, 2024, and 2023, respectively. We plan to use proceeds from these services to further expand Labor Robot’s business and develop new products and services. While we have ceased providing IT system installation subsidy application consulting and support services, e-commerce store set-up services, advertising services, and outsourcing services, in order to focus our efforts on the expansion of sales of our Labor Robot, e-learning services, and software installation services, a determination as to whether such services may resume in the future has yet to be made. During the fiscal years ended March 31, 2024 and 2023, the percentage of revenue accounted for by the such ceased products and services was 48.48% and 81.48%, respectively, and the percentage of revenue accounted for by those products and services we continued to offer during such periods was 51.52% and 18.52%, respectively.

Our Competitive Strengths

Growing a labor management platform for small and medium-sized enterprises

We are a platform service provider focusing on human resource solutions seeking to expand into legal technology and the metaverse. We launched Labor Robot, a cloud-based human resource management system, in September 2022, and the number of Labor Robot users grew significantly from zero user to 261 users in the fiscal year ended March 31, 2023, representing a CAGR of 261%, and to 483 cumulative users for the fiscal year ended March 31, 2024, representing a CAGR of 85%.

Strong and expansive connection with distribution agents and effective marketing strategy

We have worked with 206 distribution agents who help us identify and attract potential small and medium-sized businesses for Labor Robot and consulting and support services. We carefully select our distribution agents based on their expertise and ability to secure sales channels with small and medium-sized businesses in specific industries. We tend to hire agents who commit to organizing seminars to approach small and medium-sized companies in their respective geographical regions. To expand our business at this incubation stage, we encourage and support potential customers in applying for an IT system installation subsidy with the METI. If successful, the METI will award such potential users a subsidy in an amount equal to up to two-thirds of the contract price. As a result, the subsidy will effectively reduce the costs the customer has to incur to install Labor Robot or use our services. We believe that this subsidy application support will encourage more users to select and use our services. See “—Our Marketing Channel.”

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Experienced management team

As Mr. Hidetoshi Yokoyama, our chairman and representative director, has nine years of experience working in the temporary staffing industry, he is familiar with the business and legal risks in labor and human resource management. Mr. Yokoyama established our Company, intending to digitalize the professional service industry, including lawyers and Certified Consultants (Shigyo). With his background serving as an advisor at several Certified Consultant Corporations, we have developed close connections with other entities in this market. This has given us insight into practical ways to promote our business to small and medium-sized enterprises.

Additionally, Mr. Amit Takur, our director and Chief Executive Officer, has extensive experience in software engineering, developing startups, and serving in international banks. With our management team’s diverse yet profound business and IT experience, we believe we are able to continue launching services and products with advanced technology that help modernize professional services in Japan and the U.S.

Our Growth Strategies

Continue to approach Labor Robot’s prospective customers through seminars held by our distributor agents

As a marketing strategy for Labor Robot, we plan to continue approaching small and medium-sized businesses, particularly those not located in metropolitan areas. To approach these prospective customers effectively, we plan to continuously expand and leverage our distributor network. We believe that seminars serve as an effective promotional strategy, and we will continue encouraging our distributors to hold such seminars to approach prospective customers.

Expansion into the Legal Technology Industry through our “Lawyer Robot”

Our new legal technology product, Lawyer Robot (Bengo Robot), is in the development stage, and we plan to launch it for sale within the fiscal year ending March 31, 2025. Lawyer Robot includes two main functions – the legal precedent search and preliminary legal consultation and lawyer matching services. The legal precedent search function assists lawyers in law firms or other types of corporate customers in searching for legal precedents related to labor issues, such as workplace harassment and sexual harassment, traffic accidents during commuting to work, and defamation. Lawyer Robot’s legal consultation and lawyer matching function enables small and medium-sized businesses to seek preliminary legal consultations with lawyers quickly. See “—Research and Development.” Lawyer Robot’s prototype is now complete, and we are testing it internally. We kickstarted these services by leveraging the small and medium-sized business customers network gained with Labor Robot, and we expect to expand Lawyer Robot’s search function to include precedents in other legal areas in the future.

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Collaboration with CJK Group to launch “Junior Lawyer X” in the U.S. market

We also plan to expand into the U.S. legal technology market. As our first step, in July 2023, we entered into a product development agreement with CJK Group, the U.S. and Japan-based legal outsourcing service provider. Specifically, we agreed to invest in CJK Group’s development of Junior Lawyer X, a tool that will seek to automate certain manually intensive legal tasks, i.e., U.S. e-discovery process, conducted by lawyers in the U.S. We paid CJK Group a fee equal to $300,000 and the development process is now complete. In return, we will benefit from a profit-sharing arrangement once the product is ready for commercialization. The terms of the profit-sharing arrangement provide that we are entitled to 50% of all gross revenue earned from sales, license, distribution, or other exploitation of Junior Lawyer X in perpetuity, and all legal title, claim, interest, goodwill, and/or other rights in or to any intellectual property and work products shall remain the sole and exclusive property of CJK Group. See “—Our Suppliers.” CJK Group also employs AI technology in Junior Lawyer X, including third-party AI technology, and such incorporation may present operational and reputational risks, including the risk of being unable to appropriately respond to evolving regulatory frameworks. See “Risk Factors—Risk Related to Our Business and Industry—We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks,” “Risk Factors—Risk Related to Our Business and Industry—Our ability to successfully integrate AI technologies in our future product may be dependent on our access to specific third-party software and infrastructure and our business may be adversely impacted if we are unable to access such third-party software and infrastructure,” and “Risk Factors—Risk Related to Our Business and Industry—Some aspects of our future products and services may incorporate open-source AI technology, and our future use of open-source AI technology could negatively affect our business, results of operations, financial condition, and prospects.” CJK Group is currently testing this product internally and plans to launch the beta version of Junior Lawyer X in the U.S. in the winter of 2025. We intend to continue collaborating with CJK Group as we expand in the U.S. legal technology market.

Expansion into metaverse business in Japan through “Robot Lawyer”

Within the fiscal year ending March 31, 2025, we plan to launch Robot Lawyer (Robot Bengoshi) in Japan, which will enable users to pose metaverse-related legal questions through Robot Lawyer’s chat interface powered by ChatGPT’s API. We plan to display Robot Lawyer as a three-dimensional non-playable character on metaverse platforms, where users could interact with such character and pose legal questions. The inclusion of ChatGPT or other similar generative AI technologies may present operational and reputational risks. See “Risk Factors—Risk Related to Our Business and Industry—We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks,” “Risk Factors—Risk Related to Our Business and Industry—Our ability to successfully integrate AI technologies in our future product may be dependent on our access to specific third-party software and infrastructure and our business may be adversely impacted if we are unable to access such third-party software and infrastructure,” and “Risk Factors—Risk Related to Our Business and Industry—Some aspects of our future products and services may incorporate open-source AI technology, and our future use of open-source AI technology could negatively affect our business, results of operations, financial condition, and prospects.” We plan to display Robot Lawyer as a three-dimensional non-playable character on metaverse platforms, where users could interact with such character and pose legal questions. We are currently focusing on fine-tuning its functions for large language models (LLMs) to adjust general-purpose models, i.e., ChatGPT, to perform a specific task. We are doing this research internally and developing our non-AI in-house algorithm to perform such function. We also plan to recruit additional members to our research and development team to increase our research and development capacity. We have also entered into a master business consignment agreement with Argyle Inc., which provided us with chatbot API for Robot Lawyer. On March 13, 2023, we entered into a legal advisory agreement with a partner at one of Japan’s leading law firms, to request legal advice relating to the Robot Lawyer and are currently requesting that the partner prepare the training data necessary for fine-tuning. Under this agreement, the partner serves in his capacity, and the service is unrelated to the firm. See “—Research and Development.” We have completed the prototype of Robot Lawyer and are conducting internal testing.

Our Business Model

We currently generate revenue from the following principal sources:

●	Sales of Software: We develop human resource management software for customers. Our main product is Labor Robot, a human resource management platform helping corporate users monitor employees’ attendance, manage their accounting, payroll, and sales orders, and support subsidy and grant applications with relevant governmental authorities.
●	Consulting and Support Services: We provide (i) IT system installation subsidy application consulting and support services, (ii) e-learning services, (iii) e-commerce store set-up services, and (iv) software installation services.
●	Advertising Services: We earn advertising fees from a Certified Consultant Corporation by posting its contact information on Labor Robot.
●	Outsourcing Services: We earn outsourcing fees from our customers, whose operations we help develop human resource-related software to support.

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The following tables present our revenue for the fiscal years ended March 31, 2024 and 2023, along with the percentage of each business’s revenue accounting for the total revenue for the respective fiscal year. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

	JPY in thousands
	For the Fiscal Years Ended March 31,
	2024	2023
		(Restated)
Sales of Software	75,125	15,481
Consulting and Support Services	617,979	12,156
Advertising Services	—	39,960
Outsourcing Services	—	16,000
Total	693,104	83,597

Sales of Software

Labor Robot (Roumu Robo) is a cloud-based platform designed to assist small and medium-sized businesses in managing their employees and overseeing sale orders and accounting functions. In addition to fundamental functions, such as employee attendance management, accounting journalizing, and sales order preparation, we provide information relating to grant applications and facilitate users in evaluating the types of grants they may be eligible for. In addition, we connect users interested in grant applications with a Certified Consultant to assist businesses in the preparation of necessary documents for grant applications. We also connect users interested in applying for a government subsidy with our partners specializing in subsidy applications. The detailed functions of Labor Robot are as follows:

(1) Grant and subsidy application support:

This function provides users with necessary information related to grant and subsidy applications and facilitates them in evaluating the types of grants and subsidies they may be eligible for. Labor Robot also connects users with Certified Consultants, who assist in preparing the applications. Additionally, with Labor Robot, users may conduct chat-based free consultation sessions with our partnered Certified Consultants regarding the applications to address any questions.

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The differences between grants and subsidies are as follows:

Comparison	Grants	Subsidies
Purpose	To compensate the investment made by businesses in human resources (e.g., to boost employment, improve work environment or employees’ skills and ability)	To support investment that boost business expansion for small and medium-sized businesses
Governmental authority in charge	MHLW	METI
Conditions to obtain grants or subsidies

Applicants are usually required to:

(i) meet the requirements set forth by relevant authorities for each grant; and

(ii) hold unemployment insurance coverage.

If the applicants meet the requirements, they are usually awarded grants.

Applicants are usually required to submit business plans for relevant authorities for screening or examination. The authority has discretion to award the subsidies or deny the applications.
Grant/subsidies payment	Post-payment (average 1 year)	Post-payment (average 6 months)
Application prepared by Certified Consultants	An application could only be prepared and submitted by Certified Consultants.	None
Typical examples	Career development grants, work-life balance support grant, grant for employment	Subsidies for information technology system installation

Grant Applications

Labor Robot supports three grant applications as follows:

(i) The Career Development Grant (Kyaria Appu Joseikin) is a grant provided by MHLW to support companies in promoting their fixed-term, part-time, or temporary employees (hereinafter “temporary employees”) to permanent positions or in improving the working environment of temporary employees. This is achieved by setting up or revising the companies’ internal rules and systems regarding wages, bonus payments, retirement benefit plans, and social insurance.

(ii) The Work-Life Balance Support Grant (Ryoritsu Shien Joseikin) is a grant provided by MHLW to encourage companies to support their employees in achieving work-life balance. This includes, for example, establishing internal systems allowing employees to take leaves for parental, childcare, and newborn care purposes. The grant also encourages companies to facilitate employees’ return to the workplace despite extended maternity or paternity leave.

(iii) The Grant for Employment Promotion of Employees Older than the Age of 65 (65 Sai-chou Koyou Suishin Joseikin) is a grant provided by MHLW to support companies in hiring elderly individuals. Companies may become eligible for the grant by increasing the retirement age for employees to older than 65 years, establishing employment systems for the elderly, or transitioning fixed-term employees older than 50 years into permanent positions.

The amount of these grants is usually determined based on the number of employees meeting the requirements set forth by the MHLW. Small and medium-sized businesses have to invest significant time and manpower to ensure that each of their employees meets the applicable requirements. Our Labor Robot aims to alleviate this burden by providing a preliminary simulation to help users understand the types and approximate amount of grants they may be eligible for. It visualizes the documents and action items required for the grant application and reminds users when the application deadline is approaching. We also plan to expand Labor Robot’s functions to cover other grants provided by MHLW.

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Additionally, with Labor Robot’s function, our targeted users can easily connect and have a preliminary consultation with social security and labor attorneys we are partnering with via our chat box, free of charge. Currently, we are partnering with ASC Consultant. ASC Consultant may also act on behalf of users in applying for grants. In addition to connecting ASC Consultant with chat box users, during the fiscal year ended March 31, 2023, we also advertised ASC Consultant by posting ASC Consultant’s contact information on Labor Robot. In return, we obtained advertising fees from ASC Consultant, who agreed to pay us JPY199,800 on a monthly basis (excluding tax) per user to whom we show an advertising post during that month. We terminated the advertising agreement with ASC Consultant in February 2023. See “—Advertising” and “—Our Customers.” Users and Certified Consultants must separately enter into a service agreement since our platform only provides relevant information relating to the application and connects users with our partners. We also clearly state in our terms and conditions that we do not provide any warranty regarding Labor Robot, and we will not be liable for any damages arising from the use of Labor Robot. Notwithstanding the disclaimer we have in place, there is no assurance that customers will not sue us for any damages they experience arising from the use of Labor Robot. There is also no assurance that courts will not enter into judgments against us arising from such claims. In such events, our business operations, financial condition, and reputation may be materially and adversely affected. See “Risk Factors— Risks Related to Our Business and Industry —Our business could be adversely affected if our customers are not satisfied with the deployment services provided by us or our Certified Consultant partners.”

Subsidy Applications

Currently, we provide support for the application of two subsidies; namely, the Business Reconstruction Subsidy (Jigyo Sai-kouchiku Hojokin) and the IT system installation subsidy (IT Dounyu Hojokin), both provided by METI. We particularly focus on these two subsidies to support small and medium-sized businesses in kick-starting their metaverse operations. Since 2021, METI has granted Business Reconstruction Subsidy to small and medium-sized enterprises as well as sole business proprietors to reconstruct their businesses affected by the COVID-19 pandemic. Depending on the type and situation of each customer, we will apply for the subsidy using the Industrial Structure Transformation Framework (Sangyo Kouzou Tenkan Waku) and the Growth Framework (Seijo Waku).

Additionally, users planning to launch a store in the metaverse could apply for an IT system installation subsidy through the framework supporting the installation of digital infrastructure (Dejitaru-ka Kiban Dounyu Waku). Under this category, costs for a software license, cloud service fees of no more than two years, and costs relating to installation may be subsidized: (i) for no more than three-fourths of the total cost, if such cost is no more than JPY500 thousand; and (ii) for no more than two-thirds of the total cost, if such cost is between JPY500 thousand to JPY3,500 thousand.

We have partnered with Kizashi and Apricot to help our users apply for the subsidies. Kizashi is a Japanese corporation specializing in supporting its customers in applying for IT system installation subsidy. Apricot is a Japanese corporation providing cost-reduction services to its corporate customers. Since we only help users gather necessary information, the users desiring to apply for the subsidies must separately enter into a service agreement with our partners. We also state in our terms and conditions that we do not provide any warranty regarding Labor Robot, and we will not be liable for any damages arising from the use of Labor Robot. Despite the disclaimer, there is no assurance that a user will not sue us for any damages they experience arising from the use of Labor Robot. There is also no assurance that courts will not enter into judgments against us notwithstanding such disclaimer. In such event, our business operations, financial condition, and reputation may be materially and adversely affected. See “Risk Factors— Risks Related to Our Business and Industry —Our business could be adversely affected if our customers are not satisfied with the deployment services provided by us or our Certified Consultant partners.”

(2) Consultation with a Certified Consultant

We provide a chat box in our Labor Robot which allows users to engage in preliminary consultations regarding social insurance payments and labor issues. We have a support team that filters and answers simple inquiries and will refer to our partnered Certified Consultants those questions that require complex analysis. Similar to the grant and subsidy application support services, we are not responsible for any consultations, and users seeking further consultation and representation will be charged separately by the Certified Consultant. Despite the disclaimer we have in place, there is no assurance that no user will sue us for any damages they experience arising from the use of Labor Robot. There is also no assurance that courts will not enter into judgments against us. In such events, our business operations, financial condition, and reputation may be materially and adversely affected. See “Risk Factors— Risks Related to Our Business and Industry —Our business could be adversely affected if our customers are not satisfied with the deployment services provided by us or our Certified Consultant partners.”

(3) Employees’ attendance management

This function helps users track the number of hours each of their employees work daily by providing a web interface allowing users, usually comprised of our corporate customers’ human resource personnel, to input the employees’ information into the system.

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(4) Payroll management.

This function helps users produce pay slips and track the salary payment records of each employee by providing the web interface for users to key necessary information manually.

(6) Sales order management

This function enables users to record and track sales orders. We provide the interface for users to input necessary information, and our system automatically generates invoice numbers. Users can extract the information of a particular order by searching their customers’ information.

(7) Accounting system

This function helps users journalize accounting items and produce balance sheets, profit and loss statements, and cash flow statements. We offer various interfaces to assist users in keeping records on their general journals, cash registers, general ledgers, trial balances, balance sheets, profit and loss statements, and cash flow statements.

Users may access this product in Japan at their offices or permitted locations to work remotely through a designated website. Generally, we sell Labor Robot as a one-time purchase software, inclusive of all the foregoing functions, at a price ranging from JPY3,000 thousand to JPY5,000 thousand (excluding tax). Labor Robot is cloud-based software, and to enable our users to access it, we host the software on the cloud storage provided by a third-party service provider. Nevertheless, the terms and conditions are subject to change. Additionally, we obtain less revenue from selling Labor Robot if it is sold through Nac, one of our distributors, than we would otherwise obtain were we to make such sales directly ourselves. See “—Our Marketing Channel”

Consulting and Support Services

During the fiscal years ended March 31, 2024 and 2023, we provided the following types of consulting and support services to small and medium-sized businesses.

(1) IT System Installation Subsidy Application Consulting and Support Services

During the fiscal year ended March 31, 2023, we provided IT system installation subsidy application support for our corporate customer’s clients to reduce their actual costs when they purchased our customers’ products. To provide this line of services, we outsourced the services to Kizashi and Apricot. See also “—Our Suppliers.”

We usually charged our corporate customers the contingency fee, representing a fixed percentage of the total amount of the subsidies our corporate customers’ clients received, for this service. The fees were only paid if the customers’ clients received the subsidies, and revenue was recognized only if the application was approved. As a result, there was also a possibility that we might not be able to receive any fees for this service, even though we had performed the service. See “Risk Factors— Risks Related to Our Business and Industry —The unsuccessful application of the IT system installation subsidy may significantly affect the profitability of our products and services, including Labor Robot.”

During the fiscal year ended March 31, 2023, revenue from IT system installation subsidy application consulting and support services was JPY12,156 thousand (approximately $80 thousand). While we have ceased providing such services since the beginning of the fiscal year ended March 31, 2024, in order to focus our efforts on the expansion of sales of our Labor Robot and other consulting and support services, a determination as to whether such services may resume in the future has yet to be made.

(2) E-learning services

As more businesses embrace digital transformation, supported by the Japanese government, we expect an increased focus on investing in human resources for better integration of digital technologies into their operations. Hence, we launched our online e-learning courses in November 2023, aimed at helping employees of small and medium-sized businesses learn about the latest trends in digital transformation, including AI, the metaverse, and Web 3.0.

As of the date of this prospectus, we offer 26 courses on the designated website operated by a third-party provider. Course instructors include our directors and our partners, who are experts in their fields. We also assist customers by providing certain information necessary for the customers or their Certified Consultants to apply for the Human Resource Development Support Grant (Jinzai Kaihatsu Shien Joseikin, the “HR Development Grant”). This grant, provided by MHLW, subsidizes training expenses for small and medium-sized businesses to encourage investment in their employees’ skills development. With this grant, the customers can enjoy the benefits our courses offer to develop their employees’ skills while lowering the cost of training.

Our targeted customers are small and medium-sized businesses seeking courses to educate their employees on digital transformation. We offer all 26 courses in a bundle and generally charge corporate customers approximately JPY400 thousand (approximately $3,000) per student, with an additional account setup fee of JPY9 thousand (approximately $60) per student. Our standard e-learning terms and conditions provide that each student is eligible to attend courses for one month from the account origination date. In order to continue using the account after each one-month period, the customer needs to renew the terms and conditions with us.

In June 2024, we agreed to purchase e-learning services from ShareWis Co., Ltd., a Japanese online provider (“ShareWis”), to offer an additional 200 online courses, covering business skills, design, software, programming, and web marketing courses, to enhance our corporate e-learning offerings. We chose ShareWis for its diverse content, its progress monitoring and content management system, and its competitive pricing. The monthly fee is JPY 91,300, and includes basic operation, domain name, and content access. This fee structure grants up to 100 students access to 200 online courses provided by ShareWis. According to the agreement with ShareWis, we have agreed to resell these courses to our corporate customers by a subscription method pursuant to which only students can access the contents with IDs to be issued by ShareWis. The term of this agreement, which commenced on June 11, 2024, is for one year and is automatically renewable for successive one-year terms, unless either party provides a written notice to terminate one month before its expiration. We are determining the offering plan for these courses and expect to make these courses available to our customers in mid-November of 2024.

During the fiscal year ended March 31, 2024, the revenue from these services was JPY259,715 thousand (approximately $1,717 thousand), representing 37.47% of the total revenue of such fiscal year.

(3) E-commerce store set-up services

In May 2023, we launched the metaverse store set-up services, where we assist customers in building their e-commerce stores on ANZ, a metaverse run by Metaropolice Inc., a Japanese metaverse startup (“Metaropolice”). Since we believe that the metaverse will serve as an effective tool for local governments suffering from depopulation and economic decline to attract prospective tourists and resell their local products, we decided to work on ANZ because of its collaboration with a local government, i.e., Okinawa prefecture.

Our service included helping customers set up stores on ANZ, building e-commerce websites using Shopify, and providing support regarding the IT system installation subsidy application with METI. When metaverse users click on products or non-player staff in metaverse stores, e-commerce websites will pop up, showing product catalogs and leading the users to the payment process. The service fees for these e-commerce set-up services ranged from JPY4,000 thousand to JPY5,454.5 thousand per customer. According to the e-commerce website production services agreements, we provided a three-month warranty after the acceptance of our services, in the event of any non-conformity pursuant to the agreement. The intellectual property rights of the deliverables arising during the course of these services were transferred to a customer when the service fees have been paid, except for copyrights in works previously held by us or by a third party. We did not provide any warranty that the deliverables produced through these services did not infringe the rights of any third party. The term of such services agreements was one year.

We outsourced the metaverse store setup and maintenance on ANZ to Metaropolice. The outsourcing fee was JPY300 thousand (excluding tax) per customer, and the fee includes a store set-up and one-year store maintenance service. For the second year going forward, customers wishing to continue holding their e-commerce stores in ANZ are required to separately pay Metaropolice the maintenance fee.

During the fiscal year ended March 31, 2024, the revenue from these services was JPY336,031 thousand (approximately $2,222 thousand), representing 48.48% of the total revenue of such fiscal year. While we have ceased providing e-commerce store set-up services since the fiscal year ending beginning April 1, 2024, in order to focus our efforts on the expansion of sales of our Labor Robot, e-learning services, and software installation services, a determination as to whether such services may resume in the future has yet to be made.

(4) Software installation services

In October 2023, we launched software installation services, where we help small and medium-sized businesses install third-party AI tools and provide them with introductory training session and manuals and one-year maintenance services. The third-party software we are offering this service includes (i) Fliki, an AI tool which generates videos from blog posts, text, and slides, (ii) tl; dv (Too Long; Didn’t View), an AI meeting notetaker for Zoom, Google Meet, and Microsoft Team, and (iii) DocsBot AI, a service that lets users create and embed ChatGPT-powered chatbots that are trained with users’ content and documentation.

Our service includes (i) installing the AI tool for our customers, (ii) providing an AI tool manual and introductory training for the customers’ personnel, (iii) configuring the AI tool as instructed by the customers, and (iv) responding to questions from the customers after the introductory training session. We offer the services for Fliki and tl;dv as a bundled set, while marketing DocsBot AI as a standalone service. The services will be provided on weekdays from 10 a.m. to 6 p.m. Japan standard time. When purchasing, our customers are required to enter into two agreements—the installation and introductory training agreement and the maintenance agreement, to obtain all our services. According to these agreements, the service fees are approximately JPY2,900 thousand (excluding tax) per a set of our services for a period of one year, including the one-year AI tool licensing fee. While we agree to pay the one-year licensing fee on behalf of the customers, they are required to directly enter into the licensing agreements with the AI tool providers. The service fees do not include expenses resulting from the AI tool’s version updates, price increases by the third-party AI tool service providers, changes in foreign exchange rates, and other external factors. We agree with the customers that we will comply with the terms of services of the applicable AI tool when providing this service and therefore will not be liable for any damages incurred by the customers as a result of such compliance. We also disclaim liability for any damages incurred by the customers due to errors, malfunctions, or other defects resulting caused by AI tool service providers.

During the fiscal year ended March 31, 2024, the revenue of these services was JPY22,233 thousand (approximately $147 thousand).

Advertising Services

During the fiscal year ended March 31, 2023, we obtained advertising fees from ASC Consultant, as we provided its contact information on our Labor Robot, enabling Labor Robot users seeking consultations regarding social insurance and labor issues to reach out to ASC Consultant. Our advertising consignment agreement with ASC Consultant was automatically renewed on a monthly basis, pursuant to which we charged ASC Consultant approximately JPY199.8 thousand per user to whom we showed the advertising during each month, which was usually equal to the number of users accessing Labor Robot each month. We terminated this agreement in February 2023 and have not provided any advertising services since then, although the determination as to whether such services may resume in the future has yet to be made. See “—Our Customers” for a description of the material terms of the agreement we entered into with ASC Consultant.

Outsourcing Services

During the fiscal year ended March 31, 2023, we entered into a service agreement with ASC Consultant, pursuant to which we dispatched personnel to support ASC Consultant’s marketing activities, such as preparing sales materials, organizing customer management, and providing administrative work relating to grant applications. We also assisted ASC Consultant in approaching business owners to make sales proposals for grant applications. We terminated this agreement in February 2023 and have not provided any outsourcing services since then, although the determination as to whether such services may resume in the future has yet to be made. See “—Our Customers.”

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Our Marketing Channel

Our targeted customers for Labor Robot and consulting and support services are small and medium-sized businesses in Japan. We promote Labor Robot and consulting and support services eligible for the IT system installation subsidy mainly by supporting the customers’ applications for the subsidy. The subsidy usually subsidizes costs for software licenses, cloud service fees of no more than two years, and costs relating to installation. METI is the governmental authority responsible for this subsidy. If awarded, the subsidy will cover two-thirds of the contract price, ranging from approximately JPY2,000 thousand to JPY3,333 thousand.

When a customer decides to purchase Labor Robot or consulting and support services eligible for IT system installation subsidy, we will collaborate with Kizashi or Apricot Co., Ltd., who will prepare documents and apply for the subsidy on behalf of our client (see “—Our Suppliers” for more details).

For e-learning services, we also assist customers to apply for the HR Development Grant by providing information necessary for the application to our customers or their Certified Consultants. We also recommend Certified Consultants to our customers to support them with the grant application. If awarded, the grant will cover 75% of the e-learning cost, in case of the small and medium-sized businesses. The grant is generally awarded in full amount by MHLW if the customers meet the requirement. See also “—Our Business Model—Sales of Labor Robot—(1) Grant and subsidy application support.”

It is our policy to send invoices to our customers only when their IT system installation subsidy applications or HR Development Grants are approved, because clients will not be liable for fees when the applications are not approved or when the amount of an awarded subsidy is less than the initial estimate. If the subsidy applications are unsuccessful, the clients have an option to determine whether they will terminate or continue the purchase. As a result, if we or our partners are unable to maintain the successful application rate, our revenues and operating results may be significantly impacted. See “Risk Factors—Risks Related to Our Business and Industry —The unsuccessful application of the IT system installation subsidy may significantly affect the profitability of our products and services, including Labor Robot.” Additionally, any policy change resulting in the termination or a significant reduction of the awarded amount of the IT system installation subsidy may cause Labor Robot not to be as attractive to customers because of its pricing, and the Company’s business operations and results of operations may be affected. See “Risk Factors— Risks Related to Our Business and Industry —Changes in policies regarding grant and subsidy by the Japanese government and the use of Certified Consultants may significantly affect the profitability of our products, including Labor Robot.”

Additionally, we also promote Labor Robot and other services through our contracted distributors. Currently, we have worked with 206 individual and entity distributors who help us promote Labor Robot and other services to small and medium-sized businesses. We select distribution agents based on their expertise and ability to secure sales channels with small and medium-sized companies in certain industries. We tend to hire agents who commit to organizing seminars to approach small and medium-sized companies in their respective geographical regions. We generally grant non-exclusive distribution rights and usually agree to pay the distributors approximately 66.7% to 75% of the price of each product a customer purchase through such distributors.

The largest distributor who contributes to the increasing number of Labor Robot users is Nac. Currently, we have two agreements with Nac—the Agency Agreement dated as of November 30, 2022 and the Consortium Agreement dated as of November 30, 2022. Under the Agency Agreement, Nac agrees to act as our primary distributor, and we agree to provide support to Nac’s customers in applying for IT system installation subsidies with METI. In practice, Nac directly enters into the Labor Robot licensing or sales agreement with its customers, and by the end of each month, we receive 7% of the total sales price (including tax) of Labor Robot that Nac sold to its customers in the prior month, which we recognize as revenue from the sales of Labor Robot. The Consortium Agreement was a form agreement required by the Service Design Engineering Council, an association commissioned by METI to manage and operate the application and approval of IT system installation subsidy. This agreement was executed to allow us to facilitate Nac’s customers in applying and obtaining IT system installation subsidy, where we act as a manager and Nac acts as a member.

This arrangement enables us to increase the exposure of our Labor Robot to our target customers through Nac’s pipeline. We obtained 98 and 209 new Labor Robot users through this arrangement during the fiscal years ended March 31, 2024 and 2023, respectively. The total accumulated number of Labor Robot users derived from Nac was 307 and 209 for the fiscal years ended March 31, 2024 and 2023, respectively. However, we receive only 7% of the original Labor Robot’s price, as opposed to the full price we usually obtain from users directly purchasing Labor Robot from us. Consequently, while we sell Labor Robot at the price ranging from for JPY3,000 thousand to JPY5,000 thousand (excluding tax), we will be paid only 7% of the product price when Nac acts as our distributor. The percentage of the revenue derived from Nac’s customers was 1.5% and 8.21% of the total revenue for the fiscal years ended March 31, 2024 and 2023, respectively.

Research and Development

We outsourced the development of Labor Robot and the database for Lawyer Robot to Brand Cloud Inc (“Brand Cloud”), a Japanese company specializing in reputational risk management, web marketing and branding, and development outsourcing. Though Brand Cloud retains the intellectual property rights, including copyrights and patent rights, arising in the course of Brand Cloud’s performance of the entrusted duty (i.e., the development of Labor Robot and database of Lawyer Robot, and the design of Labor Robot’s user manual), it agreed to grant us the right to use such intellectual properties to the extent necessary for our business. See “—Our Suppliers” and “Risk Factors— Risks Related to Our Business and Industry — We are still heavily relying on third-party software development vendors to build our products.”

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To improve the functionality of Robot Lawyer, we are currently focusing on fine-tuning its functions for large language models (LLMs) to adjust general-purpose models, e.g., ChatGPT, to perform a specific task. This research is crucial, as it will help us fine-tune ChatGPT to enable our Robot Lawyer to respond to legal questions asked by users instantly. This research is led by Mr. Amit Takur, our director and CEO, and Mr. Tomoya Suzuki, our Chief Technology Officer. Our expected product of this research is a non-AI algorithm and software developed in-house. Furthermore, we are planning to recruit additional members to our research and development team to increase our research and development capacity.

We have also entered into a master business consignment agreement with Argyle Inc., which provided us with chatbot API for Robot Lawyer to connect our Robot Lawyer system with ChatGPT. Under such agreement, Argyle Inc. designed, created, and debugged the application designated to link our system with ChatGPT API for the compensation of JPY3,300 thousand (excluding tax, approximately $21,823 thousand) during April 1, 2023 to March 31, 2024. We have obtained the deliverable as planned. Under this agreement, the right to register any invention, idea, design, or other business or technical know-how arising in the course of the commissioned work (“Work Product”) for any patent right, utility model right, design right, or any other rights shall belong to the person who creates such Work Product. Except for the copyrights of works and programs that can be used for general purposes, which have been owned by us or any third party, the copyright of the deliverables under this agreement shall be transferred to us after Argyle Inc obtains the entire commission fees.

On March 13, 2023, we entered into a legal advisory agreement with a partner at one of Japan’s leading law firms to request legal advice relating to the Robot Lawyer and are currently requesting the partner to prepare the training data necessary for fine-tuning. Under this agreement, the partner serves in his own capacity, and the service is unrelated to the firm. We have agreed to pay an hourly fee of JPY48 thousand (with a 10% discount) as requested by the partner.

We consider several factors when selecting a third party to support our research and development, including its capability and reputation in a particular field, cost, our budget, and development priorities. We also consider outsourcing our development offshore to control development costs.

Since we plan to enter into the legal technology market, we pay particular attention to the pitfalls of AI technology when incorporated into legal technology products. We also oversee trends of AI regulation in Japan, our main market, and the United States, the main market of CJK Group’s Junior Lawyer X. We have taken these issues into consideration since the product conception stage. As of the date of this prospectus, our current products do not include any AI technology. However, we believe that AI technology is a crucial element of legal technology going forward, and intend to enter into such market and employ more AI technologies, both developed in-house and by third parties, in our products and services as soon as we can. There are significant risks involved in utilizing AI technology, both in terms of technology and regulations, and no assurance can be provided that our use of such AI will enhance our products or services or produce the intended results. Therefore, these uncertainties may adversely affect our business, financial condition, and reputation and/or subject us to legal liability. See “Risk Factors—Risks Related to Our Business and Industry—We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks,” “Risk Factors—Risks Related to Our Business and Industry— Our ability to successfully integrate AI technologies in our future product may be dependent on our access to specific third-party software and infrastructure and our business may be adversely impacted if we are unable to access such third-party software and infrastructure,” and “Risk Factors—Risk Related to Our Business and Industry—Some aspects of our future products and services may incorporate open-source AI technology, and our future use of open-source AI technology could negatively affect our business, results of operations, financial condition, and prospects.”

Our Customers

While we did not have a major customer accounting for more than 10% of our revenue during the fiscal year ended March 31, 2024, we had a major customers accounting for more than 10% of our revenue in the fiscal year ended March 31, 2023. The reliance on a few major customers may make us vulnerable to the risk of financial impact if we are unable to secure new revenue-generating customer contracts. See “Risk Factors— Risks Related to Our Business and Industry —A significant portion of our total revenue was derived from a few major customers. A high concentration of our revenue from a few major customers means that loss of business from any of them may have a significant negative impact on our business and financial performance.”

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The table below summarizes our major customers accounting for more than 10% of our revenue, their respective revenue percentages, the services we provided, and the relevant major agreement terms for the fiscal year ended March 31, 2023.

Name	Percentage of the total revenue for the fiscal year ended March 31, 2023	Service	Major agreement terms
ASC Consultant	69.6%	Advertising and	Advertising
		Outsourcing	1.	Term: One month from November 1, 2022. Automatically renewed for successive one-month terms, unless ASC Consultant provides a written notice one month before the end of term. The agreement terminated in February 2023.

			2.	Fees: JPY199.8 thousand monthly (excluding tax) per each user whom we show the advertising during the month

			3.	Termination provisions: terminable by either party upon breach of the agreement, suspension of payment, and bankruptcy, among others.

			4.	There are no minimum purchase requirements.

Outsourcing
1.

Term: One month from November 1, 2022. Automatically renewed for successive one-month terms, unless either party provides a written notice two weeks before the end of the term. The agreement terminated in February 2023.

			2.	Fees: JPY800 thousand monthly (excluding tax) for each employee dispatched for the required services.

			3.	Termination provisions: The agreement was terminable by ASC Consultant upon any of the following events occurs, including breach of agreement and bankruptcy, among others.

The agreement was terminable by the Company upon a default by ASC Consultant in paying the service fee or commencement of bankruptcy or in\voluntary insolvency proceedings.

			4.	There were no minimum purchase requirements.

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Our Suppliers

We do not have any major suppliers accounting for more than 10% of our supply cost during the fiscal year ended March 31, 2024.

The table below summarizes our major suppliers accounting for more than 10% of our supply cost, their respective supply cost percentages, the services we provided, and the relevant major agreement terms for the fiscal year ended March 31, 2023.

Name	Percentage of the total supply cost for the fiscal year ended March 31, 2023	Service	Major agreement terms

Brand Cloud	17.1%	Software development	1.	Term: One year from December 25, 2022. Automatically renewed for successive one-year terms, unless either party provides a written notice 30 days before the end of term.

			2.	Fees: Pursuant to an applicable individual agreement.

			3.	Intellectual property rights: Intellectual property rights arising in the process of services belong to Brand Cloud. Brand Cloud grants us the right to use intellectual property in deliverables to the extent necessary for our business. The license fee is included in the development fee. Brand Cloud represents that all the deliverables do not infringe intellectual property rights of third parties.

			4.	Termination provisions: Either party may terminate the contract if any of the following events occurs, including breach of agreement, suspension of payment, and bankruptcy, among others.

KIZASHI	13.0%	Subsidy application support		Subsidy application support for our corporate customers’ clients (IT system installation subsidy application and representation)

1.

Term: One year from the date of execution (September 1, 2021). Automatically renewed for successive one- year terms, unless either party provides a written notice one month before the end of term. Nevertheless, Kizashi always has the right to terminate the agreement by providing one month’s prior written notice.

			2.	Fee: Contingency fee of the successful applications, including:
(i) For software: 92% of the subsidy amount awarded, but must be no less than JPY100 thousand (excluding tax)
(ii) For hardware: 97% of the hardware rental profit (excluding tax)

			3.	Termination provisions: Either party may terminate the contract if any of the following events occurs, including breach of agreement, directors’ criminal conviction, suspension of payment, and bankruptcy, among others.

			4.	There are no minimum purchase requirements.

Subsidy application support for our client purchasing our products (i.e., Labor Robot and e-commerce mall establishment service)
			1.	Term: One year from the execution date (July 26, 2022). Automatically renewed for successive one-year terms unless either party provides a written notice one month before the end of term. Nevertheless, the Company always has the right to terminate the agreement by providing one month’s prior written notice.

			2.	Fee: Contingency fee of the successful applications, the amount of 10% of the subsidy awarded, but must be no less than JPY150 thousand.

			3.	Termination provisions: Either party may terminate the contract if any of the following events occurs, including breach of agreement, directors’ criminal conviction, suspension of payment, and bankruptcy, among others

			4.	There are no minimum purchase requirements.

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Intellectual Property Rights

Currently, we mainly seek to protect our intellectual property rights by relying on Japanese intellectual property laws and contractual measures. Our practice is to have confidentiality or non-disclosure provisions with our employees to limit access to our confidential information and proprietary technology. We rely on a combination of trademarks, service marks, patents, domain name registrations, copyright protection, and contractual restrictions to establish and protect our brand name and logos, technologies, marketing designs, and internet domain names.

As of the date of this prospectus, we have registered three patents, three trademarks, and five domain names in Japan. We have one pending intellectual property application for a patent. The chart below presents information about intellectual property that we have registered or applied for.

Type	Name	Issuing authority	Application date	Status	Expiration date
Patent	Information processing equipment and program (Metaverse-related business)	Japan Patent Office	November 22, 2022	Review in progress
	Information processing equipment and program (Metaverse-related business)	Japan Patent Office	March 3, 2022	Registered	March 3, 2042
	Information processing equipment and program (For a function in Labor Robot)	Japan Patent Office	May 10, 2022	Registered	May 10, 2042
	Information processing equipment and program (For a function in Lawyer Robot)	Japan Patent Office	June 6, 2021	Registered	June 6, 2041

Type	Name	Issuing authority	Application date	Status	Expiration date
Trademark	“労務ロボ” (Labor Robot in Japanese)	Japan Patent Office	June 17, 2021	Registered	January 4, 2032
	“弁護ロボ” (Lawyer Robot in Japanese)	Japan Patent Office	June 17, 2021	Registered	January 4, 2032
	“ロボットコンサルティング” (Robot Consulting in Japanese)	Japan Patent Office	June 17, 2021	Registered	January 4, 2032
	“請求ロボ” (Seikyu Robot in Japanese)	Japan Patent Office	September 10, 2024	Pending Examination	-

Competition

The markets for human resource and financial management platforms, business-to-business e-learning, and other digital transformation-related consulting services for small and medium-sized businesses in Japan are highly competitive, with relatively low barriers to entry. Our primary competitors in the Japanese market for Labor Robot Labor Robot faces competition in Japan’s cloud-based accounting and human resource software industry. Japan’s cloud-based accounting and human resource software industry is competitive. We compete primarily with local software providers, such as Yayoi and “freee,” as well as large national and overseas cloud-based accounting platform service providers have also started to enter into the Japanese market, such as QuickBooks. For other services, our competitors include WriteUp Co., Ltd., a company listed on the Tokyo Stock Exchange, which similarly offers products and services, including AI-related e-learning courses and grant and subsidy application support for small and medium-sized businesses.

As a boutique cloud-based accounting and human resource software provider and digital transformation-related consulting service provider, we compete for, among other things, customers, the types of products and services offered, brand recognition, price, design and quality, financing, and skilled engineers. Increased competition may hinder our market share expansion or lead to pricing pressures on our services, adversely impacting our margins and revenues. Our competitors may independently develop products or services that are superior or substantially similar to our products and, because they are or may be significantly larger, have a more extensive operating history and/or have more significant resources or lower cost of capital than us, may be able to compete more effectively in one or more of the markets in which we operate or may operate in the future. See “Risk Factors— Risks Related to Our Business and Industry —The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.”

We believe that through our products integrating the human resource support service by Certified Consultant partners and our strategic pricing and support in subsidy application, we will be able to react more quickly than these competitors to market opportunities and market trends.

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Market Opportunity

Cloud-based human resource management system market

MM Research Institute, an information and communication technology (ICT) market research consulting firm based in Tokyo, Japan, conducted an online questionnaire survey of sole proprietors and summarized cloud accounting software usage status as of March 31, 2023. A total of 26,043 sole proprietors responded to the survey. The survey was conducted independently, and not commissioned by us. The findings of the research are as follows:

●	The cloud-based accounting software market is growing steadily. The questionnaire survey shows that, among the sole proprietors who use accounting software, 31% use cloud accounting software, representing an increase of 1.2% from 29.8% in 2022, 5.0% from 26.3% in 2021, and 21.8% from 9.2% in 2016.
●	The digitization of administrative procedures by the Japanese government is driving the market expansion. In particular, while the special tax return deduction was reduced from JPY650 thousand to JPY550 thousand, starting with tax returns filed in 2021, the system continues to allow a deduction of JPY650 thousand if tax returns are filed electronically via the Internet.
●	Among the sole proprietors who used cloud-based accounting software, the top three cloud-based accounting software providers in the Japanese market for sole proprietors is Yayoi (52.8%), freee (26.0%) and Money Forward (15.3%).

E-learning market

According to Yano Research Institute Ltd.’ report on 2024 E-Learning/Digital Education Business Report dated April 11, 2024, Japan’s e-learning market in the financial year of 2023 is projected to experience a slight decline of 0.9% year-on-year, reaching 369 billion yen based on provider sales. The business-to-business segment, which includes corporations and individuals within companies and organizations, is expected to expand to 114.0 billion yen, representing a 6.0% year-on-year increase. In contrast, the business-to-customer segment, targeting individual consumers, is anticipated to contract to 255.0 billion yen, reflecting a 3.8% year-on-year decrease.

Within the business-to-business market, the extraordinary surge in demand for e-learning driven by the COVID-19 pandemic has fully subsided. However, the demand for e-learning as a strategic response to corporate digital transformation initiatives and reskilling efforts is on the rise. Consequently, the adoption of e-learning for corporate training purposes remains robust.

In 2024, the domestic e-learning market is expected to grow slightly by 0.1% to 369.35 billion yen. The business-to-business segment is likely to continue expanding due to ongoing corporate digital transformation and reskilling efforts, though growth may slow due to lower unit prices, increased competition, and challenges in the cram school and prep school industries.

Insurance

Other than the government-mandated social and health insurance and worker’s accident compensation insurance, we maintain directors and officers insurance. We do not maintain any other property insurance, business insurance, or employee liability insurance. For risks in connection with not maintaining adequate insurance coverage, please see “Risk Factors —Risks Related to Our Business and Industry —Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.”

Employees

We had 12, seven, and three full-time employees as of March 31, 2024, 2023, and 2022, respectively. All of our employees are located in Japan. The following table sets forth the number of our full-time employees categorized by department as of March 31, 2024:

Department	Numbers of Employees
Corporate Division	3
Sales Division	4
Customer Support Division	2
Public Relation Media Marketing Division	1
Total	12

In addition to our full-time employees, we had three contract employees as of March 31, 2024. These employees are primarily responsible for assisting the sales department and supporting our corporate office.

We enter into employment agreements with our full-time employees. The employment agreements have an indefinite term and may be terminated by the employee with a 30-day advance notice. Dismissal of the employee by us is required to be done by a written notice. The employment agreement requires our employees to keep the confidentiality of the information we hold. This confidentiality duty supersedes the termination of the employment agreement. Our current employment agreement form provides that the intellectual property rights arising from the employee’s duty with the Company shall belong to the Company. Additionally, the employees shall not, directly or indirectly, be involved with the competition against the Company both during and one year after their employment at the Company.

We believe that we maintain a good working relationship with our employees and independent contractors, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

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Facilities

Our principal executive offices are located on the sixth floor of Le Graciel Building, 5-22-6 Shinbashi, Minato Ward, Tokyo, Japan, where we lease offices from an independent third party with an area of approximately 125 square meters (approximately 1,345.49 square feet), with a lease term from April 2023 to April 2025 and a monthly rent of JPY548,245 (approximately $3,626). The lease agreement automatically renews for successive two-year terms unless either party notifies the other party of its intention to the contrary in writing no later than three months before the expiration of the then-current term.

Seasonality

Our business is not subject to seasonal fluctuations. We enter into business contracts with our customers throughout the year.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business.

Except as disclosed below, we are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceeding against us that we believe could have an adverse effect on our business, operating results, or financial condition.

On May 14, 2023, ZESTO Consulting LLC, a Japanese limited liability company (“Zesto”), filed a complaint against us at Tokyo District Court for unpaid compensation and damages totaling JPY21,770 thousand (approximately $144,000) under the system development outsourcing agreement between us and Zesto. However, the agreement was executed without any authorization of our representative director and the agreement was affixed by the stolen representative director’s seal. The verdict reading is scheduled on December 13, 2024.

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REGULATIONS

Our business operations are subject to various governmental regulations in Japan. The principal regulations affecting our business operations are summarized below.

Attorneys Act

Article 72 of the Attorneys Act stipulates that no person other than an attorney or a legal professional corporation may, for the purpose of earning compensation, provide an expert opinion about, represent a client for, arbitrate or settle, or otherwise provide legal services in relation to litigation, non-contentious cases, complaints against administrative authority including requests for administrative review, requests for re-investigation and requests for re-examination or other general legal cases, or may engage in mediation services related to these cases; provided, however, this does not apply if otherwise provided in the Act or other laws.

On August 1, 2023, the Ministry of Justice published the guideline “The Relationship between the Provision of Contract and Other Related Business Support Services Using AI, etc. and Article 72 of the Attorneys Act,” clarifying the relationship between Article 72 of the Attorneys Act and automatic legal consulting services or automatic contract review services (the “Automated Legal Services”). The guideline provides the term “legal cases” in Article 72 of the Attorneys Act is generally defined as a case in which there is a dispute or doubt concerning legal rights and obligations, or in which a new relationship of rights and obligations arises. In order to fall under “general legal cases” under Article 72, a case must have a so-called “incidental nature,” meaning that there is a dispute or question concerning legal rights and obligations to the same degree as the “the case for which an appeal is filed with the administrative authority” listed in the main text of Article 72. The “incidental nature” should be judged on a case-by-case basis, taking into consideration the purpose of the contract, the relationship between the parties to the contract, the circumstances leading up to the contract, the background circumstances, and various other factors.

The guideline further provides, as an example, that when the parties to a transaction are trying to settle a dispute out of court and conclude a settlement agreement, the “incidental nature” is recognized as there is a dispute or doubt as to the legal rights and obligations. Therefore, it can be considered to fall under “general legal cases” to provide the Automated Legal Services for drafting contracts or like in relation to such cases. The guideline says, on the other hand, when concluding a contract to procure the same goods as before based on an existing basic contract without any disputes, it is usually difficult to recognize the so-called “incidental nature,” and it does not usually fall under “other general legal cases” to provide the Automated Legal Services for drafting contracts or like to clarify the contractual relationship. We believe that our services are in compliance with these guidelines.

Regarding services to support the examination of contracts and other legal services, if the following functions and indications are recognized in the system constructed to provide the service, the service may fall under the category of “legal services such as provision of an expert opinion”: (i) when the existence or non-existence of legal risk and its degree according to individual cases are indicated with regard to the contents of the contract to be examined, and (ii) when the legal process of the contract, its background, and the contents to be contracted in each case are legally processed, and specific amendment proposals are indicated according to the process of the contract. On the other hand, if, for example, the provision of the service is limited to the following functions and indications, the service does not usually fall under “legal services such as provision of an expert opinion” and is not considered to violate Article 72: (i) when there is a discrepancy between the description of the contract, subject to review and the description of the model of the contract, registered in advance in the system by the provider or user of the service, and the discrepancy is only indicated without regard to the meaning of the words and phrases, (ii) when the descriptions in the contract, subject to review match the descriptions in the template of the contract, or the wording in the checklist that the provider or user of the service has registered in the system in advance, and (iii) when the language and semantics are similar to those in the template or the checklist, and when the same or similar clauses or phrases are only indicated in the template or the checklist without individual modification. As of the date of this prospectus, we believe that we comply with these regulations and guidelines.

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Mediation services, including lawyer matching function, does not violate Article 72 unless such services are done for the purpose of earning compensation. We do not receive any fees from the public or from attorneys registered, and therefore, as advised by our Japan legal counsel, we comply with these regulations.

Labor Laws

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among others, minimum standards for working conditions such as working hours, leave period, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action. As of the date of this prospectus, we believe that we comply with these regulations.

Personal Information Protection Act

We are subject to laws and regulations regarding protection of personal information. The Act on the Protection of Personal Information (Act No. 57 of May 30, 2003, as amended) and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under this act, we are required to lawfully use personal information which we have obtained within the purposes of use we have specified and take appropriate measures to maintain security of such information. We are also restricted from providing personal information to third parties without obtaining prior consent of the corresponding individual, except for (i) cases based on laws and regulations (including local ordinances), (ii) cases in which there is a need to protect the life, well-being, or property of an individual, and it is difficult to obtain the consent of the identifiable person, (iii) cases in which there is a special need to improve public well-being or promote healthy child development, and it is difficult to obtain the consent of the identifiable person, or (iv) cases in which there is a need to cooperate with a national government organ, local government, or person entrusted thereby with performing the functions prescribed by laws and regulations, and obtaining the consent of the identifiable person is likely to interfere with the performance of those functions. Personal information as to an identifiable person’s race, creed, social status, medical history, criminal record, the fact of having suffered damage by a crime, or other identifiers or their equivalent prescribed by Cabinet Order as those of requiring special care so as not to cause unjust discrimination, prejudice or other disadvantages to that person, are classified as “special care-required personal information.” We must not obtain such special care-required personal information without the prior consent of the principals, except for cases that fall under any of the scenarios set forth in (i) through (iv) above, or (v) cases in which the sensitive personal information is open to the public by a person identifiable by that information, a national government organ, a local government, an academic research institution or the equivalent, a person set forth in each item of Article 57, paragraph (1) of the Act on the Protection of Personal Information, or other person prescribed by Order of the Personal Information Protection Commission, or (vi) other cases prescribed by Cabinet Order as equivalent to the cases set forth in each preceding item. As of the date of this prospectus, we believe that we comply with these regulations.

Intellectual Property Protection Laws

There are various intellectual property laws in Japan, including the Patent Act (Act No. 121 of April 13, 1959, as amended), the Utility Model Act (Act No. 123 of April 13, 1959, as amended), the Design Act (Act No. 125 of April 13, 1959, as amended), the Trademark Act (Act No. 127 of April 13, 1959, as amended), and the Copyright Act (Act No. 48 of May 6, 1970). The Patent Act provides patent right and regulates protection and utilization of inventions. The Utility Model Act provides utility model right and regulates protection and utilization of devices. The Design Act provides design rights. The Trademark Act provides trademark rights. The Copyright Act provides authors’ rights and neighboring rights. As of the date of this prospectus, we have registered three (3) patents and three (3) trademarks in Japan.

Regulations on Advertising

The Act against Unjustifiable Premiums and Misleading Representations (Act No. 134 of May 15, 1962) stipulates the restricted methods and means of various advertisements, representations, and sales promotions, in a broad sense. When we advertise our products, we must provide appropriate information under this Act, so as not to mislead our customers. As of the date of this prospectus, we believe that we comply with these regulations.

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Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors

The Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors (shitauke hou) is the law regulating large companies subcontracting their jobs, to protect subcontractors from exploitation. The applicability of this law is determined based on three prongs: (i) type of subcontracted job; (ii) registered capital of a subcontracting company; and (iii) registered capital of a subcontractor. With regard to (i) type of subcontracted job, the Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors provides four major categories: (a) manufacturing of goods; (b) repairing of goods; (c) creation of “information-based products”; or (d) provision of services that a subcontracting company is primarily responsible for. If a company subcontracts any of the four types of jobs specified, then an analysis of the second prong is required. In the second prong, a subcontracting company needs to review whether its registered capital exceeds certain thresholds established by the law. The important thresholds are JPY300 million, JPY50 million, and JPY10 million, and an applicable threshold differs from what the job is subcontracted. If a company subcontracts (a) manufacturing of goods, (b) repairing of goods, (c) creation of computer programs in the category of information-based products, or (d) provision of transportation service/warehousing/information processing services, then the thresholds of JPY300 million and JPY10 million will apply. If a company subcontracts any creation of information-based products or provision of services other than the foregoing, then the thresholds of JP50 million and JPY10 million will apply. Lastly, the third prong looks at whether the subcontractor’s registered capital is under the threshold applicable in the second prong. For example, in the case where the threshold of JPY300 million applies and the second prong is satisfied, if the subcontractor’s registered paid-in capital does not exceed JPY300 million, then the Act against Delay in Payment of Subcontract Proceeds, etc. to Subcontractors will apply to the subcontracting company, which requires it to obey various duties, including: (i) a duty to provide a form stating terms and conditions of order, such as the amount of subcontract fees to subcontractors; (ii) a duty to prepare and retain a form; (iii) a duty to specify a payment due, which must not exceed 60 days from receipt of project deliverables from subcontractors; (iv) prohibition of unreasonable refusal of such deliverables; (v) prohibition of unreasonable delay in paying subcontract fees; (vi) prohibition of return of such deliverables; and (vii) prohibition of unreasonable request of rework. As of the date of this prospectus, we believe that we comply with these regulations.

Companies Act

The formation, organization, operation and management of companies are governed by the Companies Act (Act No. 86 of July 26, 2005, as amended) and other related laws. As of the date of this prospectus, we believe that we comply with these regulations.

Taxation Regulations

The taxes levied in Japan on income generated by the activities of a corporation include corporate tax (national tax), local corporate tax (national tax), corporate inhabitant tax (local tax), enterprise tax (local tax), and special local corporate tax (a national tax). The scope of income subject to the taxes is determined and the taxable income is calculated in accordance with the tax-related laws and regulations, including the Corporation Tax Act (Act No. 34 of March 31, 1965, as amended) and the Local Corporation Tax Act (Act No.11 of March 31, 2014, as amended). Corporate inhabitant taxes are levied on corporate tax amount and a per capita basis using the corporation’s capital and the number of its employees as the tax base. Business transaction is levied consumption tax which is a type of value-added tax. As of the date of this prospectus, we believe that we comply with these regulations.

Foreign Exchange and Foreign Trade Act

The FEFTA regulates foreigners’ investment activities into Japanese companies. Under the FEFTA, among other triggering events, a foreign investor, including (i) an individual who is a non-resident, (ii) a juridical person or other organization established pursuant to foreign laws and regulations, or a juridical person or other organization having its principal office in a foreign state or a juridical person or other organization defined under the FEFTA (the “Foreign Investor”) who desires to acquire shares in a Japanese company which is not listed on any stock exchange in Japan, is subject to a prior filing requirement, regardless of the acquired number of shares, if such Japanese company engages any business in certain industries related to national security. Such industries include, among other things, manufacturing in relation to weapons, aircraft, space, and nuclear power, as well as agriculture, fishery, mining, and utility services. Additionally, due to growing awareness of technology, the scope of FEFTA was expanded, through amendments, to cover industries related to data processing businesses and information and communication technologies services. A Foreign Investor wishing to acquire or hold our Ordinary Shares directly will be required to submit a filing in advance with the relevant government authorities through the Bank of Japan and receive clearance from the applicable governmental authorities before proceeding with the intended acquisition. Without such clearance, the Foreign Investor will not be permitted to acquire or hold our Ordinary Shares directly. Once clearance is obtained, the Foreign Investor may acquire shares in the amount indicated in the filing at any time within six months from the date of filing. While the standard waiting period for clearance is 30 days, the waiting period could be expedited to four business days, at the discretion of the applicable governmental authorities, depending on the level of potential impact on national security. In addition to the advance filing requirement, when a Foreign Investor who completed an advance filing and received clearance has acquired shares in accordance with the filed information, such Foreign Investor will be required to make a post-acquisition notice filing to report the completion of purchase. Such post-acquisition notice filing must be made no later than 45 days after the acquisition of the shares. See also “Japanese Foreign Exchange Controls and Securities Regulations.”

Regulation on AI

As of the date of this prospectus, there is no statutory law or regulation in Japan that specifically addresses AI. Nevertheless, the Japanese government has been active in developing guidelines related to AI. For example, METI and Ministry of Internal Affairs and Communications compiled existing AI guidelines released by these two ministries and published AI Guidelines for Business version 1.0 on April 10, 2024. The guidelines aim to provide basic guiding principles for those who develop, provide, or use AI in businesses. Additionally, in May 2024, the Japanese government embarked on drafting bills to regulate large AI developers.

Moreover, there is no federal law or regulation specifically relating to AI in the United States, as of the date of this prospectus. However, there are continuing calls for regulation to address perceived dangers or harms of AI. For example, on October 30, 2023, President Biden released his Executive Order on Safe, Secure, and Trustworthy Artificial Intelligence. The Executive Order addresses a variety of issues, such as focusing on standards for critical infrastructure, AI-enhanced cybersecurity, and federally funded biological synthesis projects. The Executive Order provides the authority to various agencies and departments of the U.S. government, including the Energy and Defense departments, to apply existing consumer protection laws to AI development. The Executive Order also recognizes AI’s social challenges and calls for companies building AI dual-use foundation models to be wary of these societal problems. For example, the Executive Order states that AI should not “worsen job quality,” and should not “cause labor-force disruptions.” Additionally, Biden’s Executive Order mandates that AI must “advance equity and civil rights” and cannot disadvantage marginalized groups. It also called for foundation models to include “watermarks” to help the public discern between human and AI-generated content, which has raised controversy and criticism from deepfake detection researchers.

Since these regulatory frameworks rapidly evolve, we may become subject to new laws and regulations, either in Japan or in the United States, which may affect the legality, profitability, or sustainability of our businesses, and we may be unable to predict all of the legal, operational, or technological risks that may arise relating to the use of AI. The failure to comply with recommended guidelines, such as the AI Guidelines for Business version 1.0 in Japan, may also negatively affect our reputation. See “Risk Factors—Risks Related to Our Business and Industry—We plan to incorporate AI technologies into some of our products and services, which may present operational and reputational risks.”

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MANAGEMENT

The following sets forth information regarding members of our board of directors, our executive officers, and our corporate auditor as of the date of this prospectus.

Name	Age	Position(s)
Hidetoshi Yokoyama	39	Representative Director and Chairman
Amit Takur	55	Director and Chief Executive Officer
Yukio Aida	55	Director and Chief Financial Officer
Arisa Koga	37	Director and Chief Operating Officer
Tomoya Suzuki	30	Director and Chief Technology Officer
Koji Aoki	46	Independent Director
Mitsuhiro Kashimura	38	Corporate Auditor
Atsuo Ogasawara	44	Corporate Auditor
Masayoshi Takatsu	47	Corporate Auditor
Kazuhiro Terai	82	Corporate Auditor
Tomoya Matsuura	29	Executive Officer

Mr. Hidetoshi Yokoyama is our founder and has served as our representative director since April 2020. He also served as our Chief Executive Officer from April 2020 to July 2023. Mr. Yokoyama has 9 years of experience working at TRY NET Co., Ltd. (“Trynet”), a Japanese temporary staffing company, from April 2004 to June 2013. At Trynet, he started his career in the sales department and was promoted to sales department supervisor in April 2012. His experiences in this company helped him understand the risks resulting from labor and human resource management and led him to serve as an advisor for several Certified Consultant Corporations, such as Murata Certified Consultant Corporation from July 2013 to August 2021. He served as an advisor at ASC Consultant from September 2021 to September 2022. He also has served as an advisor at Sakura Law Office since April 2012. Mr. Yokoyama is also a founder and has been a director of METAVERSE Ltd., a Micronesian company focusing on the development of metaverse with animation characters, since December 2022. Mr. Yokoyama graduated from Miyagi Kenritsu Miyako-no-jo Izumi-ga-oka High School in March 2003.

Mr. Amit Takur has served as our director and Chief Executive Officer since July 2023. He has extensive experience in finance technology, as he worked as a technician team lead in several foreign banks in Japan, including JP Morgan Chase Securities Ltd. from December 2001 to June 2003, UBS Securities Japan Ltd. from June 2003 to June 2005 and June 2006 to July 2008, and Lehman Brothers Japan Ltd. from June 2005 to June 2006. Mr. Takur founded ANS Solves Co. Ltd., a Tokyo-based software technology company, in August 2008, and has served as its representative director since then. Prior to joining our Company, Mr. Takur served as a Chief Technology Officer at Aikomi KK., a Japanese company providing digital therapy or challenging behavior often seen in dementia, from March 2018 to June 2019. Mr. Takur received the bachelor’s degree in computer science from University of Calcutta in India in 1991 and master’s degree in applied finance from Macquarie University in Australia in 2004.

Mr. Yukio Aida has served as our director since July 2023 and our Chief Financial Officer since September 2023. Mr. Aida has more than 30 years of experience in accounting and auditing, including Ernst and Young from October 1992 to October 2011 and Nomura Securities from July 2000 to December 2002. Mr. Aida is a founder of the Yukio Aida Certified Public Accountant Office, which he established in November 2011. Currently, Mr. Aida has served as a part-time corporate auditor at Souken Ace Co., Ltd. since June 2023. Mr. Aida graduated from the Faculty of Economics of Keio University in March 1992. Mr. Aida is currently working as the Chief Financial Officer at our Company full-time.

Ms. Arisa Koga has served as our director and Chief Operating Officer since July 2023. She co-founded AMICUS Co., Ltd., a Japanese Company specializing in fax service optimization, call center outsourcing services, and foreign workers’ recruitment, where she has also served as a director since December 2012. She has also been a representative director of Global Works Co., Ltd., a company specializing in inbound business solution service, hotel outsourcing services, translation and interpretation, and foreign business matching service since May 2019. Ms. Koga also has served as a non-executive director at Souken Ace Co., Ltd., a Japanese conglomerate, since June 2023. Ms. Koga obtained an associate degree in global tourism business from Seneca College in 2008.

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Mr. Tomoya Suzuki has served as our director and Chief Technology Officer since July 2023. Prior to joining our Company, Mr. Suzuki was an independent creator focusing on animation, video, and three-dimensional production since October 2018. He obtained a bachelor’s degree in digital contents from Digital Hollywood University in Tokyo in March 2017.

Mr. Koji Aoki has served as our Independent Director since July 2023. Prior to joining our Company, Mr. Aoki founded water server business named “Frecious” at Mt. Fuji Spring Inc., a Japanese mineral water manufacturer and seller. He founded Active Sonar Co., Ltd., a company which operates “RECLO,” an online luxury brand name product resale platform, in September 2012, and served as its representative director until December 2021. While serving at our company, Mr. Aoki has served as a director and executive officer at Samurai Partners Co., Ltd., where he is responsible for promotion business since January 2021. Mr. Aoki graduated from Faculty of Business Administration of Aichi University in March 2000.

Mr. Mitsuhiro Kashimura has served as our full-time corporate auditor since September 2021. Mr. Kashimura has more than 13 years of experience in tax accounting. He kickstarted his career as a tax accountant at KPMG Tax Corporation, where he worked from September 2010 to October 2016. From November 2016 to March 2019, he served as a global tax manager at MUFG Bank Ltd. (“MUFG”), where he was responsible for creating tax strategies and control tax responsibilities for the Mitsubishi UFJ Financial Group, MUFG’s parent organization. He also served as a tax accountant manager at AGS Consulting Co., Ltd. and AGS Consulting Tax Co., Ltd., tax consultancy firms in Japan, from April 2019 to July 2019 and at AGS Consulting Singapore, the Singaporean office of AGS Consulting Co., Ltd., from July 2019 to March 2021. Mr. Kashimura founded Lead & Company, Inc., a Japanese company providing financial advisory services, and L&C Certified Public Tax Accountant’s Office, a tax consultancy firm, in May 2021 and has served as the Chief Executive Officer and representative tax accountant since then. Mr. Kashimura obtained his bachelor’s degree in science and engineering from Tokyo University of Science in March 2009 and a master’s degree in economics from Rikkyo University in March 2018.

Mr. Atsuo Osagawara has served as our full-time corporate auditor since November 2023. He has approximately 15 years of experiences as a certified tax accountant in Japan. He served as a tax specialist at STC International Certified Tax Accountant Corporation from January 2007 to March 2009, and served as a certified tax accountant partner from April 2009 to March 2012. He also founded OGA Accounting and Tax Firm in April 2012 and has served as its founding partner since then. Mr. Osagawara also has served as a representative director at Tax Lab Co., Ltd., a company focusing on bookkeeping and accounting consulting since April 2014 and at Human Capital Management Co., Ltd., a company focusing on market research and management consulting, since December 2014. He also founded Tax Lab Certified Tax Accountant Corporation in June 2023 and has served as its chairman since then. Mr. Osagawara has also been a founding partner at Beauty Lab LLC, a limited liability company which operates beauty clinics since February 2024. Mr. Osagawara obtained a bachelor’s degree from Faculty of Tourism of Rikkyo University in March 2002.

Mr. Masayoshi Takatsu has served as our part-time corporate auditor since November 2023. He became a Certified Administrative Scrivener in Japan in August 2007 and founded MB Consulting Certified Administrative Scrivener in January 2008 to provide consulting services relating to legal matters relating to franchise agreements and licensing, the application of transportation license and secondhand dealer permits, and corporate legal services. Mr. Takasu has served as the founding partner since then. Currently, he is also a partner at Friend Infinity LLC, a limited liability company providing consultation services for museums and galleries as well as legal consulting. He also has served as a non-executive director in several companies, including Souken Ace Co., Ltd., since June 2023, and SenkaQ Inc. since March 2018. Mr. Takatsu obtained a bachelor’s degree from the Faculty of Letter, Komazawa University in March 2021.

Mr. Kazuhiro Terai has served as our part-time corporate auditor since February 2024. Mr. Terai has been a registered lawyer in Japan since 1970 and held several positions at Japan Federation of Bar Associations (JFBA). For example, he was a co-founder of the JFBA’s Japan Legal Support Center, an organization providing legal assistance to Japanese residents, in 2006. He is a founding partner at Liberte-Egalite Law Office, which he established in November 2010. He also served as our non-executive director from December 2021 to January 2024. Mr. Terai graduated and received a Bachelor of Law degree from the Faculty of Law, Chuo University in March 1964.

Mr. Tomoya Matsuura has served as our Executive Officer since January 2024, responsible for finance and corporate planning. Mr. Matsuura spent approximately five years in Japanese professional firms, including Venture Support Tax Accountant Office from February 2016 to September 2018, Talk Tax Accountant Office from October 2108 to September 2019, and Kasuya Accounting Office, now known as Trust Tax Accountant Office in Tokyo, from October 2019 to September 2021, where he assisted tax accountants in providing financial consultation to clients. From October 2021 to December 2023, he served as a general manager at RKM Co., Ltd., an asset management company, where he was responsible for finance and corporate planning. Mr. Matsuura obtained a vocational degree from Tokyo IT Accounting and Public Servant College in Chiba in March 2016.

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Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Corporate Governance Practices

We are a “foreign private issuer” under the federal securities laws of the United States and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the Nasdaq listing standards. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600. Of particular note, the following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of eight directors, two of whom are considered “independent,” as determined in accordance with the applicable Nasdaq rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present.

●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of corporate auditors. We have a four-member board of corporate auditors, two of whom are considered “independent,” as determined in accordance with the applicable Nasdaq rules. See “— Board of Corporate Auditors” below for additional information.

●	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executive, directors, and corporate auditors (subject to the maximum aggregate compensation amount resolved by our shareholders meetings), and other compensation related matters.

●	Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and corporate auditors and oversee our corporate governance practices.

●	Nasdaq Rule 5620(c) sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors, and certain other matters.

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Controlled Company

Upon completion of this offering, Mr. Hidetoshi Yokoyama, our chairman and representative director, will beneficially own approximately [*]% of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the Representative’s over-allotment option, or approximately [*]%, assuming full exercise of the Representative’s over-allotment option, in each case based on an assumed IPO price of US$[*] per ADS. As a result, we will be deemed to be a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

●	a majority of our board of directors consist of independent directors;

●	our director nominees be selected or recommended solely by independent directors; and

●	we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

As a foreign private issuer, however, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We intend to follow home country practice as permitted by Nasdaq rather than rely on the “controlled company” exception to the corporate governance rules. See “Risk Factors—Risks Relating to this Offering and the Trading Market—Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.” Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Under the Companies Act and our articles of incorporation, we are required to have no fewer than three but not more than 10 directors. Directors are elected at general meetings of shareholders. The normal term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

The board of directors appoints from among its members one or more representative directors who have the authority individually to represent us in the conduct of our affairs. The board of directors may appoint from among its members a president, one or more senior managing directors, and managing directors.

Our board of directors consists of eight directors. Our board of directors has determined that our director, Mr. Koji Aoki, satisfies the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC.

Board of Corporate Auditors

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our articles of incorporation provide for no more than four corporate auditors. Corporate auditors are typically nominated by the board of directors and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. A corporate auditor may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees, or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

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Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents, and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our articles of incorporation, and such act is likely to cause significant damage to our Company, then a corporate auditor can demand that the director cease such activity.

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, the independent auditors of our Company each year. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent our Company in: (i) any litigation between our Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to our Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to our Company. A corporate auditor can file court actions relating to our Company within the authority of our corporate auditors, such as an action to nullify the incorporation of our Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Compensation

In accordance with the Companies Act, compensation for our directors and corporate auditor, including bonuses, retirement allowances, and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our articles of incorporation in the future. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director is fixed by our board of directors in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director at the time of retirement, length of service as a director and contribution to our performance.

For the fiscal year ended March 31, 2024, we paid an aggregate of JPY39.8 million (approximately $265.65 thousand) as compensation to our executive officers and directors, and we do not set aside or accrue any budget to provide pension, retirement, or other similar benefits to our directors.

Additionally, for the fiscal year ended March 31, 2024, we paid an aggregate of JPY6 million (approximately $40.16 thousand) as compensation to our corporate auditors, and we do not set aside or accrue any budget to provide pension, retirement, or other similar benefits to our directors and executive officers.

Share-based Compensation

On February 6, 2024, our board of directors approved the issuance of stock options to purchase an aggregate of 378,000 Ordinary Shares. Each stock option contains the right to purchase 10 Ordinary Shares at an exercise price of JPY12,000 per stock option, equivalent to JPY1,200 per share, to various officers, directors, employees, consultants, and service providers of the Company to measure the cost of their services received in exchange for the share-based awards. The stock options shall vest on February 7, 2026 with the expiration date on February 6, 2034. As a result, the following directors and officers have obtained the following numbers of stock options: (i) Ms. Arisa Koga, 16,100 stock options, (ii) Mr. Tomoya Suzuki, 3,500 stock options, (iii) Mr. Yukio Aida 2,100, stock options, (iv) Mr. Amit Takur, 1,400 stock options, (v) Mr. Koji Aoki, 700 stock options, and (iv) Mr. Tomoya Matsuura, 700 stock options.

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For details, please see “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Description and Analysis of Principal Components of Our Results of Operations — Share-based compensation expense” and “FINANCIAL STATEMENTS — NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS — 22. SHARE-BASED COMPENSATION.”

Limitation of Liability of Directors and Corporate Auditor

Under the Companies Act and our articles of incorporation we may exempt, by resolution of the board of directors, our directors and corporate auditor from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our articles of incorporation provide that we may enter into agreements with our directors (excluding executive directors) and corporate auditor to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to the higher of either a predetermined amount or an amount stipulated in laws and regulations. We have obtained directors and officers liability insurance, which covers expenses, capped at a certain amount, that our directors and executive officers may incur in connection with their conduct as our directors or executive officers. We have executed a customary limitation of liability agreement with one of our corporate auditors, Mr. Mitsuhiro Kashimura. We have obtained directors and officers liability insurance, which covers expenses that our directors, executive officers, and corporate auditors may incur in connection with their conduct as our directors, executive officers, or corporate auditors. The maximum payout amount of the insurance is JPY100 million (approximately $700 thousand), and the applicable geography is worldwide.

Code of Business Conduct and Ethics

We expect that prior to the closing of this offering, our board of directors will adopt a code of business conduct and ethics, which will be applicable to all of our directors and employees. We will file a copy of such code of business conduct and ethics as an exhibit to the registration statement on Form F-1, of which this prospectus forms a part, and make it publicly available on our website upon adoption.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of           ADSs representing the Ordinary Shares being offered in this offering for:

●	each of our directors and executive officers;

●	all directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 7,035,000 Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes       ADSs representing        Ordinary Shares outstanding immediately after the completion of this offering, assuming no exercise of the Representative’s over-allotment option, and           ADSs representing        Ordinary Shares, assuming full exercise of the over-allotment option, in each case, excluding shares issuable upon exercise of unexercised options, and based on an assumed IPO of $         per ADS, representing the midpoint of the price range as set forth on the cover page of this prospectus.

Information with respect to beneficial ownership has been furnished by each director, executive officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of this prospectus, we have 40 shareholders of record, none of whom are located in the United States. We will be required to have at least 300 round lot shareholders, who have at least 100 unrestricted shares where the market value of such shares with respect to at least half of such holders is at least $2,500, where the market at the closing of this offering, in order to satisfy the Nasdaq listing rules.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)			Ordinary Shares Beneficially Owned After this Offering (Over-allotment option fully exercised)
	Number	Percent	Number	Percent		Number	Percent
Directors and Senior Management(1):
Hidetoshi Yokoyama	5,042,000,	71.67%			%			%
Amit Takur	—	—	—	—		—	—
Yukio Aida	—	—	—	—		—	—
Arisa Koga	—	—	—	—		—	—
Tomoya Suzuki	—	—	—	—		—	—
Koji Aoki	—	—	—	—		—	—
Mitsuhiro Kashimura	—	—	—	—		—	—
Atsuo Ogasawara	—	—	—	—		—	—
Masayoshi Takatsu
Kazuhiro Terai	—	—	—	—		—	—
All directors and senior management as a group (10 individuals):	5,042,000	71.67%			%			%
5% Shareholders:
Hidetoshi Yokoyama	5,042,000	71.67%			%			%
Stella MIC Investment Ltd.(2)	400,000	5.69%			%			%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is Le Graciel Building 2, 6th Floor 5-22-6 Shinbashi, Minato Ward, Tokyo, 105-0005, Japan.
(2)	Represents 400,000 Ordinary Shares held by Stella MIC Investment Ltd., a Micronesian company. Takumi Sawa serves as a representative director. The registered address of Stella MIC Investment Ltd. is VB Center, Suite 2A, Pohn Umpomp Place, Nett, Pohnpei 96941, Federated States of Micronesia.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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RELATED PARTY TRANSACTIONS

These related parties of the Company with whom transactions are reported in these financial statements are as follows:

Name of entity or individual	Relationship to the Company as of the date of this prospectus
Hidetoshi Yokoyama	Representative director, Chairman, and the former Chief Executive Officer of the Company
Teppei Shinkawa	Former director and Chief Financial Officer of the Company
Clustar, Inc.	A company controlled by Mr. Teppei Shinkawa, the Company’s former director and Chief Financial Officer
Liberte-egalite Law Office	A company controlled by Mr. Kazuhiro Terai, a former director (now a corporate auditor) of the Company
Sakura Law Office	A company controlled by Mr. Kenshiro Michishita, a former director of the Company
Samulion Factory, Inc.	A company controlled by Mr. Teppei Shinkawa, the Company’s former director and Chief Financial Officer

In the ordinary course of business, during the fiscal years ended March 31, 2024, 2023, and 2022, the Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties.

The Company had the following related party balances and transactions March 31, 2024, 2023 and 2022 and the fiscal years ended March 31, 2024, 2023 and 2022, respectively:

		JPY in thousands
	Nature of transactions	At March 31,
		2024	2023	2022
Related party receivable
Hidetoshi Yokoyama	For the payment made on behalf by the Company	9,304	2,073	—

Related party payable
Sakura Law Office	Provision of legal counselling services	—	—	2,750
Subscription receivable
Hidetoshi Yokoyama(1)	Receivable for capital contributions	—	29,834	47,162

(1)	Mr. Yokoyama has not transferred the capital contribution from his personal account, which was designated as the bank account for the Company’s capital accumulation at the time of the Company’s incorporation, to the Company’s corporate account once the Company was successfully established. Mr. Yokoyama paid the balance of subscription receivable by covering the Company’s liabilities and expenses on behalf of the Company. He completed the payment of the outstanding balance in January 2024, and as of the date of this prospectus, the outstanding balance of the subscription receivable is zero.

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		JPY in thousands
	Nature of transactions	For the fiscal years ended March 31,
		2024	2023	2022
Selling, General and Administrative Expenses with related parties
Clustar, Inc.	Provision of adverting services to the Company	2,190	—	—
Liberte-egalite Law Office	Provision of legal counselling services to the Company	—	—	1,909
Sakura Law Office	Provision of legal counselling services to the Company	—	—	30,721
Samulion Factory, Inc.	Provision of consulting services to the Company	9,786	2,036	—

Share Issuances to Related Parties

See “Description of Share Capital — History of Share Capital” beginning on page 82 of this prospectus.

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DESCRIPTION OF SHARE CAPITAL

Ordinary Shares

The following description is a summary of the material information concerning our Ordinary Shares, including brief summaries of the relevant provisions of our articles of incorporation and of the Companies Act relating to joint-stock corporations (kabushiki kaisha), and certain related laws and legislation, each as currently in effect. Because it is a summary, this discussion should be read together with our articles of incorporation.

We are a joint-stock corporation with limited liability organized in Japan under the Companies Act. The rights of our shareholders are represented by our Ordinary Shares as described below, and shareholders’ liability is limited to the amount of subscription for such Ordinary Shares.

As of the date of this prospectus, our total number of authorized shares to be issued consists of 28,000,000 Ordinary Shares and 7,035,000 Ordinary Shares are issued and outstanding. We establish a share unit as a certain quantity of shares required to vote at shareholders’ meetings and to buy and sell shares, and each share unit is set at 100 shares. The transfer agent for our Ordinary Shares is [Name of Transfer Agent], located at [Address of Transfer Agent]. Our transfer agent maintains our register of shareholders.

A shareholder who holds shares less than one unit of shares shall not be entitled to exercise any right other than the following rights with respect to such less- than-one-unit shares held by such shareholder:

(i)	the right to receive the consideration resulting from the acquisition of the class shares with the company’s right to acquire the entire shares in such class, pursuant to the provisions of Article 171, Paragraph 1 of the Companies Act;

(ii)	the right to receive monies or other consideration in exchange for the acquisition by the company of shares subject to call;

(iii)	the right to receive the allotment of shares without contribution;

(iv)	the right to demand the purchase of the shares less than one unit;

(v)	the right to receive the distribution of residual assets;

(vi)	the right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Companies Act;

(vii)	the right to receive an allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held by the shareholder; and

(viii)	the right to purchase additional shares constituting less than one unit (in accordance with the Share Handling Regulations, the number of shares constituting less than one unit shall be added to the number of shares constituting one unit).

Requirements and Procedures for Share Transfer under the Companies Act

We are not listed on any stock exchange in Japan. Any transfer of shares of Japanese companies which are not listed on any stock exchange in Japan is subject to the requirements and procedures described in the Companies Act and its subordinate regulations.

Under the Companies Act, a share transfer will take effect if and when:

(i)	in general, the transferor and the transferee agree to the transfer in any manner (including oral agreement);

(ii)	if the Company is a company which issues share certificates, the transferor delivers the share certificate to the transferee; and

(iii)	if the Company is a company which issues shares with restrictions on transfers, the transferor gets approval of the Company for the acquisition of such shares by the transferee.

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If the Company is not a company which issues share certificates, the transfer shall take effect between the transferor and the transferee when the agreement of such transfer takes effect as agreed by them.

The transferee of the transfer of shares of a company that is not a company which issues share certificates, may not assert its shareholders’ rights against the Company and third party until such transfer is duly recorded in the register of shareholders of such company.

We are not a company which issues share certificates.

Distribution of Surplus

Under the Companies Act, the distribution of dividends takes the form of distribution of surplus, and a distribution of surplus may be made in cash and/or in kind, with no restrictions on the timing and frequency of such distributions. The Companies Act generally requires a joint-stock corporation to make distributions of surplus authorized by a resolution of a general meeting of shareholders. Distributions of surplus are, however, permitted pursuant to a resolution of the board of directors, if:

(a)	the Company’s articles of incorporation so provide;

(b)	the normal term of office of directors expires on or before the day of the conclusion of the annual shareholders meeting for the last business year ending within one year from the time of their election (our articles of incorporation currently do not satisfies this requirement);

(c)	the Company has accounting auditor(s) and board of corporate auditors (we have board of corporate auditors); and

(d)	the Company’s non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present its assets and profit or loss, as required by the ordinances of the Ministry of Justice.

In an exception to the above rule, even if the requirements described in (a) through (d) are not met, the Company may be permitted to make distributions of surplus in cash to its shareholders by resolution of the board of directors once per fiscal year if its articles of incorporation so provide. Our articles of incorporation do not have provisions to that effect.

A resolution of a general meeting of shareholders authorizing a distribution of surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders, grant a right to the shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders. See “— Voting Rights” for more details regarding a special resolution. Our articles of incorporation provide that we are relieved of our obligation to pay any distributions in cash that go unclaimed for three years after the date they first become payable.

Restriction on Distribution of Surplus

Under the Companies Act, we may distribute surplus up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000 (approximately $20,076):

(a)	the amount of surplus, as described below;

(b)	in the event that extraordinary financial statements as of, or for a period from the beginning of the fiscal year to, the specified date are approved, the sum of (i) the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net income for such period described in the statement of income constituting the extraordinary financial statements, and (ii) the amount of consideration that we received for the treasury shares that we disposed of during such period;

(c)	the book value of our treasury shares;

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(d)	in the event that we disposed of treasury shares after the end of the previous fiscal year, the amount of consideration that we received for such treasury shares;

(e)	in the event described in (b) in this paragraph, the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net loss for such period described in the statement of income constituting the extraordinary financial statements; and

(f)	certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of share capital, additional paid-in capital and legal earnings reserve, each such amount as it appears on the balance sheet as of the end of the previous fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

For the purposes of this section, the amount of “surplus” is the excess of the aggregate of (I) through (IV) below, less the aggregate of (V) through (VII) below:

(I)	the aggregate of other capital surplus and other retained earnings at the end of the previous fiscal year;

(II)	in the event that we disposed of treasury shares after the end of the previous fiscal year, the difference between the book value of such treasury shares and the consideration that we received for such treasury shares;

(III)	in the event that we reduced our share capital after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or legal earnings reserve (if any);

(IV)	in the event that we reduced additional paid-in capital and/or legal earnings reserve after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to share capital (if any);

(V)	in the event that we cancelled treasury shares after the end of the previous fiscal year, the book value of such treasury shares;

(VI)	in the event that we distributed surplus after the end of the previous fiscal year, the aggregate of the following amounts:

(1)	the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

(2)	the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and

(3)	the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive dividends in kind;

(VII)	the aggregate amounts of (1) through (4) below, less (5) and (8) below:

(1)	the total amount of other capital surplus and other retained earnings, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year;

(2)	(if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof;

(3)	(if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

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(4)	(if we have reduced our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

(5)	(if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock;

(6)	(if we have distributed surplus to our shareholders after the end of the last fiscal year) the total book value of the surplus so distributed; and

(7)	certain other amounts set forth in ordinances of the Ministry of Justice, including the following:

● if we have reduced surplus and increased our stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year, the amount of such reduction; and
● if we have distributed surplus to shareholders after the end of the last fiscal year, the amount set aside in our additional paid-in capital or legal reserve, if any, as required by ordinances of the Ministry of Justice.

In Japan, the “ex-dividend” date and the record date for any distribution of surplus come before the date a company determines the amount of distribution of surplus to be paid.

For information as to Japanese taxes on dividends, please refer to “Material Income Tax Consideration — Japanese Taxation.”

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly-issued shares is required to be accounted for as share capital, although we may account for an amount not exceeding one-half of such paid-in amount as additional paid-in capital. We may generally reduce additional paid-in capital and/or legal earnings reserve by resolution of a general meeting of shareholders, subject to completion of protection procedures for creditors in accordance with the Companies Act, and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as share capital. We may also transfer all or any part of surplus as described in “Distribution of Surplus” above to share capital, additional paid-in capital or legal earnings reserve by a resolution of a general meeting of shareholders, subject to certain restrictions. We may generally reduce share capital by a special resolution of a general meeting of shareholders, subject to completion of protection procedures for creditors in accordance with the Companies Act, and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as additional paid-in capital or legal earnings reserve.

Share Splits

Under the Companies Act, we may at any time split shares in issue into a greater number of the same class of shares by a resolution of the board of directors. When a share split is to be made, we may increase the number of authorized shares to the extent that the ratio of such increase in authorized shares does not exceed the ratio of such stock split by amending our articles of incorporation, which amendment may be effected by a resolution of the board of directors without the approval of shareholders. Before a stock split, we must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to the record date.

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Gratuitous Allocations

Under the Companies Act, we may allot any class of shares to our existing shareholders without any additional contribution by a resolution of the board of directors; provided that although our treasury shares may be allotted to our shareholders, any allotment of shares will not accrue to shares of our treasury shares.

When a gratuitous allocation is to be made and we set a record date therefor, we must give public notice of the gratuitous allocation, specifying the record date therefor, at least two weeks prior to the record date.

Reverse Share Split

Under the Companies Act, we may at any time consolidate our shares into a smaller number of shares by a special resolution of the general meeting of shareholders. We must disclose the reason for the reverse share split at the general meeting of shareholders. When a reverse share split is to be made, we must give public notice of the reverse share split at least two weeks (or, in certain cases where any fractions of shares are left as a result of a reverse share split, 20 days) prior to the effective date of the reverse share split.

General Meeting of Shareholders

Our ordinary general meeting of shareholders shall be convened within three months from the day following each business year and is usually held every July in Tokyo, Japan. The record date for an ordinary general meeting of shareholders is March 31 of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two-week advance notice to shareholders.

Notice of convocation of a general meeting of shareholders setting forth the time, place, purpose thereof, and certain other matters set forth in the Companies Act and relevant ordinances must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for such meeting. Such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.

Any shareholder or group of shareholders holding at least 3% of the total number of voting rights for a period of six months or more may require, with an individual shareholder notice, the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a notice to our shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting (provided that we are able to limit the number of such matters proposed by each shareholder to 10), with an individual shareholder notice.

The Companies Act enables a company to amend its articles of incorporation in order to loosen the requirements for the number of shares held and shareholding period, as well as the period required for dispatching a convocation notice or submission of requests, all of which are required for any shareholder or group of shareholders to request the convocation of a general meeting of shareholders, to propose a matter to be included in the agenda of a general meeting of shareholders or to request to include a summary of such matter in a convocation notice. Our articles of incorporation do not provide for loosening such requirements.

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Voting Rights

A shareholder of record is entitled to one vote per Ordinary Share, except that neither we nor any corporation, partnership, or other similar entity in which we hold, directly or indirectly, 25% or more of the voting rights shall exercise any voting rights in respect of Ordinary Shares held by us or such entity, as the case may be. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. Shareholders may also exercise their voting rights through proxies, provided that the proxy is granted to one of our shareholders having voting rights. The Companies Act and our articles of incorporation provide that the quorum for the election of directors is one-third of the total number of voting rights. Our articles of incorporation provide that the Ordinary Shares may not be voted cumulatively for the election of directors. Our shareholders may exercise voting rights in writing, or electronically in accordance with a resolution of the board of directors. The Companies Act provides that a special resolution of the general meeting of shareholders is required for certain significant corporate transactions, including:

●	any amendment to our articles of incorporation (except for amendments that may be made without the approval of shareholders under the Companies Act);

●	a reduction of share capital, subject to certain exceptions under which a shareholders’ resolution is not required, such as a reduction of share capital for the purpose of replenishing capital deficiencies;

●	transfer of the whole or a part of our equity interests in any of our subsidiaries, subject to certain exceptions under which a shareholders’ resolution is not required;

●	a dissolution, merger, or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

●	the transfer of the whole or a substantial part of our business, subject to certain exceptions under which a shareholders’ resolution is not required;

●	the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

●	a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

●	share exchange (kabushiki kokan) or share transfer (kabushiki iten) for the purpose of establishing 100% parent-subsidiary relationships, subject to certain exceptions under which a shareholders’ resolution is not required;

●	a share delivery (kabushiki kofu) for the purpose of making another corporation a subsidiary, subject to certain exceptions under which a shareholders’ resolution is not required;

●	any issuance of new shares or transfer of existing shares held by us as treasury shares at a “specially favorable” price and any issuance of share acquisition rights or bonds with share acquisition rights at a “specially favorable” price or in a “specially favorable” condition to any persons other than shareholders;

●	any acquisition by us of our own shares from specific persons other than our subsidiaries (if any);

●	reverse share split; or

●	the removal of a corporate auditor.

Except as otherwise provided by law or in our articles of incorporation, a special resolution of the general meeting of shareholders requires the approval of the holders of at least two-thirds of the voting rights of all shareholders present or represented at a meeting where a quorum is present. Our articles of incorporation provide that a quorum exists when one-third or more of the total number of voting rights is present or represented.

Liquidation Rights

If we are liquidated, the assets remaining after payment of all taxes, liquidation expenses, and debts (the “Residual Assets”) will be distributed among holders of Ordinary Shares in proportion to the number of Ordinary Shares they hold.

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Rights to Allotment of Shares

Holders of our Ordinary Shares have no pre-emptive rights. Authorized but unissued shares may be issued at the times and on the terms as the board of directors determines, so long as the limitations with respect to the issuance of new shares at “specially favorable” prices (as described in “— Voting Rights”) are observed. Our board of directors may, however, determine that shareholders shall be given rights to allotment regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all holders of the shares as of a record date for which not less than two weeks’ prior public notice must be given. Each shareholder to whom such rights are given must also be given notice of the expiration date thereof at least two weeks prior to the date on which such rights expire. The rights to allotment of new shares may not be transferred. However, the Companies Act enables us to allot share acquisition rights to shareholders without consideration therefor, and such share acquisition rights are transferable. See “— Share Acquisition Rights” below.

In cases where a particular issuance of new shares (i) violates laws and regulations or our articles of incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholders may file an injunction with a court of law to enjoin such issuance.

Share Acquisition Rights

Subject to certain conditions and to the limitations on issuances at a “specially favorable” price or on “specially favorable” conditions described in “— Voting Rights,” we may issue share acquisition rights (shinkabu yoyakuken) and bonds with share acquisition rights (shinkabu yoyakuken-tsuki shasai) by a resolution of the board of directors. Holders of share acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as set forth in the terms of their share acquisition rights. Upon exercise of share acquisition rights, we will be obligated either to issue the relevant number of new shares or, alternatively, to transfer the necessary number of shares of treasury shares held by us.

Record Date

The record date for annual dividends, if any, and the determination of shareholders entitled to vote at the ordinary general meeting of our shareholders is March 31. The record date for interim dividends, if any, is September 30.

In addition, by a resolution of the board of directors, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

Purchase of Our Own Shares

Under the Companies Act, we may acquire our own shares:

●	by purchase from a specific party other than any of our subsidiaries, pursuant to a special resolution of a general meeting of shareholders; and

●	by purchase from any of our subsidiaries, pursuant to a resolution of the board of directors.

Any such acquisition of shares must satisfy certain requirements, such as that we may only acquire our own shares in an aggregate amount up to the amount that we may distribute as surplus. See “— Distribution of Surplus” above for more details regarding this amount.

Our own shares acquired by us may be held by us as treasury shares for any period or may be cancelled by resolution of the board of directors. We may also transfer the shares held by us to any person, subject to a special resolution of a general meeting of shareholders or a resolution of the board of directors, as the case may be, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “— Rights to Allotment of Shares” above. We may also utilize our treasury shares (x) for the purpose of transfer to any person upon exercise of share acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, share delivery or corporate split through exchange of treasury shares for shares or assets of the acquired company.

Request by Controlling Shareholder to Sell All Shares

Under the Companies Act, in general, a shareholder holding 90% or more of our voting rights, directly or through wholly-owned subsidiaries, shall have the right to request that all other shareholders other than us (and all other holders of share acquisition rights other than us, as the case may be) sell all shares (and all share acquisition rights, as the case may be) held by them with our approval, which must be made by a resolution of the board of directors (kabushiki tou uriwatashi seikyu, or a “Share Sales Request”). In order to make a Share Sales Request, such controlling shareholder will be required to issue a prior notice to us. If we approve such Share Sales Request, we will be required to make a public notice to all holders and registered pledgees of shares (and share acquisition rights, as the case may be) not later than 20 days before the effective date of such sales.

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Sale by Us of Shares Held by Shareholders Whose Addresses Are Unknown

Under the Companies Act, we are not required to send a notice to a shareholder if notices to such shareholder fail to arrive for a continuous period of five or more years at the registered address of such shareholder in the register of our shareholders or at the address otherwise notified to us.

In addition, we may sell or otherwise dispose of the shares held by a shareholder whose location is unknown. Generally, if

●	notices to a shareholder fail to arrive for a continuous period of five or more years at the shareholder’s registered address in the register of our shareholders or at the address otherwise notified to us, and

●	the shareholder fails to receive distribution of surplus on the shares for a continuous period of five or more years at the address registered in the register of our shareholders or at the address otherwise notified to us, we may sell or otherwise dispose of the shareholder’s shares at the market price (as applicable) after giving at least three months’ prior public and individual notices, and hold or deposit the proceeds of such sale or disposal for the shareholder.

History of Share Capital

The following is a history of our share capital during the last three years.

On October 1, 2021, our shareholders approved the issuance of 100 Ordinary Shares for subscription, for an aggregate consideration of JPY50,000,000.

On November 19, 2021, our shareholders approved the issuance of 397 Ordinary Shares for subscription, for an aggregate consideration of JPY347,000,000. On the same day, our board of directors approved such Ordinary Share issuance of 397 Ordinary Shares for subscription to 13 investors.

On November 24, 2021, we issued 10 Ordinary Shares to Oki Denki Co., Ltd. for a consideration of JPY10,000,000.

On November 25, 2021, we issued 20 Ordinary Shares to Mr. Kenichi Takahama for a consideration of JPY20,000,000.

On November 29, 2021, we issued 5 Ordinary Shares to Mr. Eiji Karikomi for a consideration of JPY5,000,000. On November 30, 2021, we issued 5 Ordinary Shares to the same investor for a consideration of 5,000,000.

On November 29, 2021, we issued 20 Ordinary Shares to Philos Co., Ltd. for a consideration of JPY20,000,000. On December 30, 2021, we issued 5 Ordinary Shares to the same investor for a consideration of JPY5,000,000. On January 21, 2022, we issued 25 Ordinary Shares to the same investor for a consideration of JPY25,000,000.

On November 29, 2021, we issued 11 Ordinary Shares to Mr. Pavan Kumar for a consideration of JPY11,000,000.

On November 29, 2021, we issued 6 Ordinary Shares to Mr. Tadashi Ichinokawa for a consideration of JPY6,000,000.

On November 30, 2021, we issued 10 Ordinary Shares to Mr. Takefumi Ando for a consideration of JPY10,000,000.

On November 30, 2021, we issued 100 Ordinary Shares to Stella MIC Investment Ltd. for a consideration of JPY100,000,000. On December 22, 2021, we issued 100 Ordinary Shares to the same investor for a consideration of JPY50,000,000.

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On November 30, 2021, we issued 10 Ordinary Shares to Phoenix Co., Ltd. for a consideration of JPY10,000,000.

On December 29, 2021, we issued 10 Ordinary Shares to Sakura Planning Ltd. for a consideration of JPY10,000,000. On January 21, 2022, we issued 20 Ordinary Shares to the same investors for a consideration of 20,000,000.

On January 24, 2022, we issued 10 Ordinary Shares to FTG Company Co., Ltd. for a consideration of JPY10,000,000.

On February 4, 2022, we issued 10 Ordinary Shares to Social Brothers Co., Ltd. for a consideration of JPY10,000,000.

On February 28. 2022. we issued 70 Ordinary Shares to Mr. Shiyoetsu Kanehara for a consideration of JPY70,000,000.

On December 12, 2022, our shareholders approved (i) the issuance of 305 Ordinary Shares for subscription to six investors for an aggregate consideration of JPY335,500,000, and (ii) the amendment of our articles of incorporation to include Series A preferred shares into our share capital. On the same day, our board of directors also approved the Ordinary Share issuance for subscription pursuant to item (i) above.

On March 15, 2023, we issued 45 Ordinary Shares to Nac, one of our top customers, for a consideration of JPY49,500,000.

On March 31, 2023, we issued 200 Ordinary Shares to Stella MIC Investment Ltd. for a consideration of JPY220,000,000.

On January 31, 2023, we issued 30 Ordinary Shares to Aiei Co., Ltd., for a consideration of JPY33,000,000.

On February 27, 2023, we issued 11 Ordinary Shares to Mr. Yuki Umino for a consideration of JPY12,100,000.

On February 1, 2023, we issued 10 Ordinary Shares to Mr. Taku Suzuki for a consideration of JPY11,000,000.

On April 3, 2023, we issued 9 Ordinary Shares to CELLESSENSE Co., Ltd. for a consideration of JPY9,900,000.

On April 3, 2023, our shareholders approved the issuance of 10 Ordinary Shares for subscription to one investor, for an aggregate consideration of JPY11,000,000. On the same day, our board of directors also approved such Ordinary Share issuance for subscription.

On April 24, 2023, we entered into a consulting and services agreement (the “Consulting Agreement”) with Spirit Advisors, pursuant to which we agreed to compensate Spirit Advisors with Spirit Warrants in exchange for professional services to be provided by Spirit Advisors in connection with the IPO. Under the Spirit Warrants issued on April 24, 2023, Spirit Advisors may exercise the Spirit Warrants to purchase 3% of the issued and outstanding Ordinary Shares as of the date of the Spirit Warrants’ issuance, which will be automatically adjusted to 3% of the fully diluted number of Ordinary Shares on the IPO date. The exercise price per share is $0.01, subject to adjustment as provided in the Spirit Warrants. The Spirit Warrants shall be exercised at any time beginning on the IPO date until the close of business on the tenth anniversary of the IPO date.

On June 22, 2023, we issued 10 Ordinary Shares to Mr. Takaya Tomose for a consideration of JPY11,000,000.

On October 16, 2023, our board of directors approved the issuance of 273 Ordinary Shares for subscription to 10 investors for an aggregate consideration of JPY327,600,000. Our board of directors approved this Ordinary Share issuance on the condition that it would be approved by the shareholders in the general meeting of shareholders on October 24, 2023. On October 24, 2023, our shareholders also approved such Ordinary share issuance.

On October 30, 2023, we issued 25 Ordinary Shares to Kotobuki LLC for a consideration of JPY30,000,000.

On November 24, 2023, we issued 84 Ordinary Shares to RC Equal Co., Ltd. for a consideration of JPY100,800,000.

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On November 28, 2023, we issued 20 Ordinary Shares to Inrise Co., Ltd. for a consideration of JPY24,000,000.

On November 29, 2023, we issued 5 Ordinary Shares to Mr. Naokuni Naruse for a consideration of JPY6,000,000.

On November 30, 2023, we issued 25 Ordinary Shares to Tokyo Weld Co., Ltd. for a consideration of JPY30,000,000.

On November 30, 2023, we issued 34 Ordinary Shares to RC Asset Management LLC for a consideration of JPY40,800,000. On January 22, 2024, we issued 10 Ordinary Shares to the same investor for a consideration of 12,000,000.

On December 8, 2023, we issued 20 Ordinary Shares to Mr. Naohiko Kishi for a consideration of JPY24,000,000.

On December 27, 2023, we issued 30 Ordinary Shares to Ms. Kishiko Yamada for a consideration of JPY36,000,000.

On December 28, 2023, we issued 10 Ordinary Shares to Ms. Mineko Watanabe for a consideration of JPY12,000,000.

On December 29, 2023, we issued 10 Ordinary Shares to U-MANDY Co., Ltd. for a consideration of JPY12,000,000.

On February 5, 2024, our shareholders approved (i) the share split of the 7,035 outstanding Ordinary Shares at a ratio of 1:1000 which was based on a record date of February 5, 2024 and became effective on February 5, 2024, resulting in 7,027,965 Ordinary Shares being issued after the share split, and (ii) the termination of Series A preferred shares.

On February 6, 2024, our board of directors approved the issuance of 37,800 stock options to purchase an aggregate of 378,000 Ordinary Shares. Each stock option contains the right to purchase 10 Ordinary Shares at an exercise price of JPY12,000 per each stock option, equivalent to JPY1,200 per share, to various officers, directors, employees, consultants, and service providers of the Company to measure the cost of their services received in exchange for the share-based awards. The stock options shall vest on February 7, 2026 with the expiration date on February 6, 2034. The following directors and officers have obtained the following numbers of stock options: (i) Ms. Arisa Koga, 16,100 stock options, (ii) Mr. Tomoya Suzuki, 3,500 stock options, (iii) Mr. Yukio Aida, 2,100 stock options, (iv) Mr. Amit Takur, 1,400 stock options, and (v) Mr. Koji Aoki, 700 stock options.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon has agreed to act as the depositary bank for the American Depositary Shares. The Bank of New York Mellon’s depositary offices are located at 240 Greenwich Street, New York, New York 10286. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is MUFG Bank Ltd.

We will appoint The Bank of New York Mellon as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is filed as an exhibit to the registration statement of which this prospectus forms a part and will also be on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-           when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, one (1) Ordinary Share that is on deposit with the depositary bank and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary bank may agree to change the ADS-to-Ordinary Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property, under the terms of the deposit agreement, will be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Ordinary Shares will continue to be governed by the laws of Japan, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the Ordinary Shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Ordinary Shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct holder of Ordinary Shares.

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The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary bank’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the Ordinary Shares in the name of the depositary bank or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary bank or the custodian the record ownership in the applicable Ordinary Shares with the beneficial ownership rights and interests in such Ordinary Shares being at all times vested with the beneficial owners of the ADSs representing the Ordinary Shares. The depositary bank or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations, including, without limitation, FEFTA regulations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of Japan.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

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Distributions of Ordinary Shares

Whenever we make a free distribution of Ordinary Shares for the securities on deposit with the custodian, we will deposit the applicable number of Ordinary Shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the Ordinary Shares deposited or modify the ADS-to-Ordinary Shares ratio, in which case each ADS you hold will represent rights and interests in the additional Ordinary Shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Ordinary Shares ratio upon a distribution of Ordinary Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Ordinary Shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the Ordinary Shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional Ordinary Shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new Ordinary Shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

●	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

●	We fail to deliver satisfactory documents to the depositary bank; or

●	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional Ordinary Shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Japan would receive upon failing to make an election, as more fully described in the deposit agreement.

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Other Distributions

Whenever we intend to distribute property other than cash, Ordinary Shares or rights to subscribe for additional Ordinary Shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary bank all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

●	We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

●	We do not deliver satisfactory documents to the depositary bank; or

●	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the Ordinary Shares being redeemed against payment of the applicable redemption price. The depositary bank will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Ordinary Shares

The Ordinary Shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Ordinary Shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the Ordinary Shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Ordinary Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

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Issuance of ADSs upon Deposit of Ordinary Shares

Upon completion of the offering, the Ordinary Shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in the prospectus.

After the closing of the offer, the depositary bank may create ADSs on your behalf if you or your broker deposit Ordinary Shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Ordinary Shares to the custodian. Your ability to deposit Ordinary Shares and receive ADSs may be limited by U.S. and Japanese legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the Ordinary Shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of Ordinary Shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

●	The Ordinary Shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

●	All preemptive (and similar) rights, if any, with respect to such Ordinary Shares have been validly waived or exercised.

●	You are duly authorized to deposit the Ordinary Shares.

●	The Ordinary Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

●	The Ordinary Shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

We have informed the depositary bank that as of the date of this prospectus, we and our subsidiaries fall within the business sectors designated by the FEFTA (the “Designated Business Sectors,” Shitei-Gyoshu). We have advised the depositary bank that a proposed transferee of our Ordinary Shares who is a Foreign Investor (as defined under the FEFTA) may be required to submit an application for pre-clearance to the applicable Japanese governmental authority prior to the transfer of our Ordinary Shares, which approval may take up to 30 days and could be subject to further extension. Therefore, prior to accepting Ordinary Shares for deposit in return for the issuance of ADSs, the depositary bank, which is considered a Foreign Investor for purposes of the FEFTA, would be required to obtain pre-clearance from the applicable Japanese governmental authority. Accordingly, investors wishing to deposit Ordinary Shares with the depositary bank for the issuance of ADSs should notify the depositary bank well in advance of the proposed deposit to allow time for the depositary bank to apply for any required pre-clearance, if not already obtained. The depositary bank will not accept any Ordinary Shares for deposit until any required pre-clearance has been obtained (if the pre-clearance is required). The depositary bank has no contractual obligation under the deposit agreement or any ADR to accept Ordinary Shares for deposit from any investor nor to submit any application for pre-clearance under FEFTA for any investor proposing to deposit Ordinary Shares.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

●	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

●	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

●	provide any transfer stamps required by the State of New York or the United States; and

●	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

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To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying Ordinary Shares at the custodian’s offices. Your ability to withdraw the Ordinary Shares held in respect of the ADSs may be limited by U.S. and Japanese law considerations applicable at the time of withdrawal. In order to withdraw the Ordinary Shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Ordinary Shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the Ordinary Shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

●	Temporary delays that may arise because (i) the transfer books for the Ordinary Shares or ADSs are closed, or (ii) Ordinary Shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

●	Obligations to pay fees, taxes and similar charges.

●	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

We have informed the depositary bank that we engage in certain Designated Business Sectors restricted as to “specific acquisition (tokutei shutoku)” by Foreign Investors, and that any Foreign Investor expecting to receive delivery of our Ordinary Shares upon surrender of ADSs may also be required to obtain pre-clearance from the applicable Japanese governmental authority prior to accepting delivery, which approval may take up to 30 days and could be subject to further extension. Accordingly, ADS holders who are Foreign Investors wishing to surrender ADSs for the purpose of withdrawing the underlying deposited Ordinary Shares should apply for pre-clearance well in advance of such surrender. The depositary bank will not accept surrender of ADSs for the purpose of withdrawal of Ordinary Shares until it receives assurances satisfactory to the depositary bank that any required pre-clearance for the delivery of the Ordinary Shares to a Foreign Investor has been obtained.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the Ordinary Shares represented by your ADSs. The voting rights of holders of Ordinary Shares are described in “Description of Share Capital — Voting Rights.”

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary bank may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions. Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement).

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If the depositary bank does not receive your voting instructions in a timely manner you will nevertheless be treated as having instructed the depositary bank to give a proxy to a person we designate to vote the Ordinary Shares represented by your ADSs in his/her discretion. The depositary bank will deliver such discretionary proxy only if:

●	we confirm that we wish the depositary bank to issue such discretionary proxy;

●	we certify that the matters to be considered at the shareholders meeting do not adversely affect the rights of shareholders; and

●	we certify that there exists no substantial opposition to such matters.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

We will notify the depositary bank promptly if we intend to propose any agenda item at our general meeting of shareholders which would require the depositary bank to submit a FEFTA Prior Notification (which could include an addition of any FEFTA Designated Business to our business purposes in our Articles of Incorporation, and appointment of a person closely related with the depositary bank as director of the Company). We will not take any action requiring notice under the preceding sentence unless or until the relevant FEFTA Pre-Notification has been submitted to the Minister of Finance and any minister having jurisdiction over any business of the Company, and the applicable waiting period for the FEFTA Pre-Notification has expired in accordance with the FEFTA without any recommendation or order relating to the FEFTA Pre-Notification having been issued by any of those ministers.

Fees and Charges

As an ADS holder, you will be required to pay the following fees (some of which may be cumulative) under the terms of the deposit agreement:

Service		Fees
●	Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Ordinary Shares, upon a change in the ADS(s)-to-Ordinary Shares ratio, ADS conversions, or for any other reason, excluding ADS issuances as a result of distributions of Ordinary Shares)	Up to U.S. 5¢ per ADS issued

●	Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Ordinary Shares ratio, ADS conversions, upon termination of the Deposit Agreement or for any other reason)	Up to U.S. 5¢ per ADS cancelled

●	Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

●	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

●	Distribution of financial instruments, including, without limitation, securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off and contingent value rights)	Up to U.S. 5¢ per ADS held

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Service		Fees
●	ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

●	Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

●	Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa or conversion of ADSs for unsponsored American Depositary Shares (e.g., upon termination of the Deposit Agreement)).	Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges (some of which may be cumulative) such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	the registration fees as may from time to time be in effect for the registration of Ordinary Shares on the share register and applicable to transfers of Ordinary Shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

●	certain cable, telex and facsimile transmission and delivery expenses;

●	the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;

●	the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Ordinary Shares, ADSs and ADRs; and

●	the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program, including, without limitation, the fees and expenses, including fees and expenses of counsel, of the depositary for any FEFTA — related filings relating to the Ordinary Shares on deposit in, to be deposited into, or to be withdrawn from, the ADR program existing pursuant to the Deposit Agreement.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series (which may entail the cancellation, issuance and transfer of ADSs and the conversion of ADSs from one series to another series), the applicable ADS issuance, cancellation, transfer and conversion fees will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

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In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as required by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary bank may make available to owners of ADSs a means to withdraw the ordinary shares represented by ADSs and to direct the depositary of such ordinary shares into an unsponsored American depositary share program established by the depositary bank. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

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Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

●	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

●	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

●	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any financial transaction entered into by any person in respect of the ADSs or any ordinary shares, for any tax consequences that result from the ownership of, or any transaction involving, ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

●	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

●	We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of our Articles of Incorporation, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

●	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles of Incorporation or in any provisions of or governing the securities on deposit.

●	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

●	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

●	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

●	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

●	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

●	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.

●	Nothing in the deposit agreement precludes [depository bank] (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates [depository bank] to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

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As the above limitations relate to our obligations and the depositary’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the deposit agreement, such limitations would likely to continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancellation of the ADSs and the withdrawal of the ordinary shares, and such limitations would most likely not apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the ordinary shares and not under the deposit agreement.

In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

●	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

●	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

●	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of Japan.

As an owner of ADSs, you irrevocably agree that any legal action arising out of the Deposit Agreement, the ADSs or the ADRs, involving the Company or the Depositary, may only be instituted in a state or federal court in the city of New York.

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AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY BANK.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Ordinary Shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

ORDINARY SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have       ADSs outstanding, representing        Ordinary Shares, or approximately       % of our outstanding Ordinary Shares, assuming the underwriters do not exercise their option to purchase additional ADSs,          and          ADSs outstanding, representing       Ordinary Shares, or approximately        % of our outstanding Ordinary Shares, assuming the Representative exercises its option to purchase additional ADSs in full, in each case, based on the assumed IPO price of $        per ADS and excluding shares issuable upon exercise of unexercised options. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our Ordinary Shares or the ADSs, and although we intend to apply to list the ADSs on Nasdaq, a regular trading market for the ADSs may not develop. We do not expect that a trading market will develop for our Ordinary Shares not represented by the ADSs.

Lock-Up Agreements

See “Underwriting — Lock-Up Agreements.”

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares or the ADSs. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares or the ADSs may dispose of significant numbers of our Ordinary Shares or the ADSs in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares or the ADSs, or the availability of Ordinary Shares or ADSs for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of our Ordinary Shares or the ADSs in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs. In addition, for a period commencing on the Leak-Out Commencement Date (as defined below), certain owners of the ADSs shall be permitted to sell, dispose or otherwise transfer, directly or indirectly, on any trading day, a certain number of ADSs, subject to the Leak-Out Restrictions (as defined below). These agreements are described in the section entitled “Underwriting.”

Rule 144

All of our Ordinary Shares outstanding prior to the closing of this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of ADSs or otherwise, which will equal approximately Ordinary Shares immediately after this offering, assuming the Representative does not exercise its over-allotment option; or

●	the average weekly trading volume of the ADSs on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

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Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates, or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

●	none of the shareholder, its affiliate, nor any person acting on their behalf engages in directed selling efforts in the United States; and

●	in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee, or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

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JAPANESE FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS

Japanese Foreign Exchange Controls

General

The Foreign Exchange Regulations govern certain aspects, in particular, relating to the acquisition and holding of our Ordinary Shares by “exchange non-residents” and by “foreign investors” (each as defined below). However, in general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents for the purchase or sale of shares outside Japan using currencies other than Japanese yen.

“Exchange residents” are defined in the Foreign Exchange Regulations as:

(i)	individuals having domicile or residence within Japan; or

(ii)	corporations whose principal offices are located within Japan.

“Exchange non-residents” are defined in the Foreign Exchange Regulations as any individuals or corporations other than exchange residents.

Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

“Foreign investors” are defined in the Foreign Exchange Regulations as:

(i)	individuals who are exchange non-residents;

(ii)	corporations or other entities that are organized under the laws of foreign countries or whose principal offices are located outside Japan (excluding partnerships falling within (iv) below);

(iii)	corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above;

(iv)	general partnerships under the Civil Code of Japan (Act No. 89 of 1896, as amended) established to invest in corporations, limited partnerships for investment under the Limited Partnership Act for Investment of Japan (Act No. 90 of 1998, as amended), or any other similar partnerships under the laws of foreign countries, where either (a) 50% or more of the total contributions are made by exchange non-residents or certain other foreign investors prescribed by the Foreign Exchange Regulations or (b) a majority of the general partners who are delegated to execute the business of such general partnerships, general partners of such limited partnerships or other similar partners of the other similar partnerships are exchange non-residents or certain other foreign investors prescribed by the Foreign Exchange Regulations; or

(v)	corporations or other entities of which a majority of either (i) directors or other officers (including those who have the same degree or more control over such corporations or such other entities as directors or other officers) or (ii) directors or other officers (including those who have the same degree or more control over such corporations or such other entities as directors or other officers) having the power of representation are individuals who are exchange non-residents.

Acquisition of Shares

In general, the acquisition by an exchange non-resident of shares of a Japanese corporation, such as our Ordinary Shares, is not subject to any prior filing requirements. However, in the case where such acquisition constitutes an IDI, the exchange non-resident may be required to file a prior notification (see “Prior Notification Requirements on Inward Direct Investment in Shares of Non-Listed Corporations” below). Also, in the case where an exchange resident transfers shares of a Japanese corporation, such as our Ordinary Shares, for consideration exceeding ¥100 million, to an exchange non-resident, the exchange resident who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the later of (a) the date of the transfer or (b) the date of payment for the transfer, unless (i) the transfer was made through a bank or financial instruments business operator registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA acting as an agent or intermediary or (ii) the transfer constitutes an IDI.

Prior Notification Requirements on Inward Direct Investment in Shares of Corporations Not Listed on a Japanese Stock Exchange

If a foreign investor acquires shares of a Japanese corporation that is not listed on any Japanese stock exchange, such as our Ordinary Shares, such acquisition constitutes an IDI. In general, any foreign investor intending to make an IDI in a Japanese corporation which is (whether itself or any of its subsidiaries or certain related corporations in Japan) engaged in the Designated Business Sectors (in which our business sectors are currently included) must, except where any of certain exemptions applies, file a prior notification of the acquisition with the Ministers.

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If such prior notification is filed, the proposed acquisition may not be consummated until 30 days have passed from the date of the filing, although this period may be shortened up to five business days, if the proposed acquisition is determined not to raise concerns from a perspective of national security or certain other factors. On the other hand, if any concerns are recognized in the proposed acquisition from a perspective of national security or certain other factors, the Minister may extend such period up to five months to ensure the time for examination. The Ministers may recommend any modification or abandonment of the proposed acquisition and, if such recommendation is not accepted by the acquiring investor, they may order the modification or abandonment of such acquisition.

Acquisition of one or more our Ordinary Shares by a foreign investor from other foreign investor is also subject to similar prior notification requirements. Acquisitions of shares by foreign investors by way of stock split are not subject to the prior notification requirements.

Exemption for Prior Notification Requirements

Under the Foreign Exchange Regulations, in the case of an acquisition of shares, any foreign investors which fall under the definition of foreign financial institutions, or the “Foreign Financial Institutions,” will be exempted from the prior notification requirements without any upper limit on the number of shares to be acquired or held, on condition that they comply with the following exemption conditions, or the “Common Exemption Conditions.”

In general, “Common Exemption Conditions” are set out in the relevant public notice as follows:

(i)	foreign investors or their related persons are not to become directors or corporate auditor and supervisory board members of the investee corporation or its certain related corporation;

(ii)	foreign investors will not propose by themselves or through other shareholders to the general meeting of shareholders certain matters such as the transfer or disposition of the investee corporation’s business activities in the Designated Business Sectors; and

(iii)	foreign investors will not access non-public information about the investee corporation’s or its certain related corporation’s technology in relation to business activities in the Designated Business Sectors.

Under the Foreign Exchange Regulations, any foreign investors (other than the Foreign Financial Institutions), excluding disqualified investors such as those with a record of sanctions for violation of the FEFTA and state-owned enterprises (except those who are accredited by the authorities), or “Eligible Foreign Investors,” will also be exempted from the prior notification requirements without any upper limit on the number of shares or voting rights to be acquired or held, on condition that they comply with the Common Exemption Conditions, unless the investment intended to be conducted by them constitutes an IDI in a Japanese corporation engaging, or a Japanese corporation which subsidiary or certain related corporation is engaging, in certain types of the Designated Business Sectors designated under the Foreign Exchange Regulations and the relevant public notice as being a substantial threat to national security (Core-Gyoshu) (in which our business sectors are currently not included), or the “Core Sectors.” On the other hand, Eligible Foreign Investors who intend to invest in a Japanese corporation engaging, or a Japanese corporation which subsidiary or certain related corporation is engaging, in the Core Sectors will be exempted from the prior notification requirements, on condition that they comply with the following additional exemption conditions, or the “Additional Exemption Conditions,” as well as the Common Exemption Conditions, unless and until such investment results in holdings of 10% or more of the total issued shares or the total voting rights of the relevant Japanese corporation.

In general, “Additional Exemption Conditions” are set out in the relevant public notice as follows:

(i)	regarding business activities in the Core Sectors, foreign investors will not attend or cause their designated persons to attend the board of directors, executive board or other committees of the investee corporation or its certain related corporation that make important decisions on these activities; and

(ii)	regarding business activities in the Core Sectors, foreign investors will not make proposals by themselves or through their designated persons, in written form, to (a) the board of directors, executive board or other committees of the investee corporation or its certain related corporation that make important decisions on these activities or (b) the members of such board or committees, requesting responses and/or actions by certain deadlines.

Consent at General Meeting of Shareholders

In addition to the acquisition of shares mentioned above, if a foreign investor who holds one or more voting rights of a Japanese corporation that engages in the Designated Business Sectors intends to consent, at the general meeting of shareholders, to certain proposals having material influence on the management of such corporation, such as (i) election of such foreign investor or its related persons as directors or audit and supervisory board members of the investee corporation or (ii) transfer or discontinuation of its business activities in the Designated Business Sectors, such consent also constitutes an IDI which generally requires the filing of a prior notification with the Ministers; provided, however, that in the case of proposal (ii), the prior notification is required only where such proposal is made by such foreign investor by itself or through other shareholders. In such cases, the exemptions from the prior notification requirements described in “Exemption for Prior Notification Requirements” above are not available.

Post Investment Reports

Further to the prior notifications, under the Foreign Exchange Regulations, foreign investors conducting IDIs may be required to submit post investment reports to the Ministers within 45 days from the transaction settlement date, once the IDIs for which prior notifications have been filed are actually made, or even if such IDIs are not subject to the prior notification requirements or are exempted from such requirements.

Acquisitions of shares by foreign investors by way of stock split are not subject to the post investment report requirements.

Dividends and Proceeds from Sales of Shares

Under the Foreign Exchange Regulations, dividends paid on and the proceeds from sales in Japan of our Ordinary Shares held by exchange non-residents may generally be converted into any foreign currency and repatriated abroad. However, under the Foreign Exchange Regulations, certain procedures may be required for the transfer of funds out of Japan or such transfer of funds may be prohibited, depending on the location of the recipient, the purpose of such fund transfer and other factors.

Acquisition of ADSs, Surrender of ADSs

Regarding the acquisition of ADSs, the Minister of Finance has expressed its view that, provided that it should be judged in accordance with the actual situation on a case-by-case basis, in general, in the case where a Japanese company that is not listed on any Japanese stock exchange, such as us, lists depositary receipts issued by a foreign depository bank backed by the shares of such Japanese corporation on any foreign stock exchange, it is considered that, while such a foreign depositary bank may need to submit a prior notification of IDI upon acquiring the shares, non-residents or foreign corporations that acquire such depositary receipts do not need to submit any prior notification of IDI, because the foreign depositary bank that will acquire the shares of such Japanese corporation is required to submit a prior notification. [As such, the depositary has already submitted a prior notification and obtained clearance from the Minister of Finance.] However, there is no guarantee that the Minister of Finance will maintain this view in the future.

Foreign investors that intend to surrender the ADSs and thereby acquire the underlying our Ordinary Shares will be required to submit a prior notification to the Ministers.

The discussion above is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership, and disposition of the ADSs and our Ordinary Shares by consulting their own advisors.

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MATERIAL INCOME TAX CONSIDERATION

The following summary of the material Japanese and United States federal income tax consequences of an investment in our Ordinary Shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or ADSs, such as the tax consequences under state, local, and other tax laws.

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of our Ordinary Shares, in the form of Ordinary Shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this prospectus, and are subject to changes in applicable Japanese laws, tax treaties, conventions or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our Ordinary Shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the Ordinary Shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of Ordinary Shares or ADSs will be subject to Japanese income tax collected by way of withholding on any dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to our Ordinary Shares and such tax will be withheld prior to payment of dividends. Share splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their Ordinary Shares to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as Ordinary Shares or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of Ordinary Shares and subject to the same tax treatment as sale of our Ordinary Shares as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will, in general, be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway and Singapore, while the income tax treaties with, among others, Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors and the income tax treaties with, among others, Spain, generally reduce the withholding tax rate to 5% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and, among others, Belgium, Denmark, Spain, the United Kingdom, the Netherlands and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our Ordinary Shares or ADSs.

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Non-resident holders of our Ordinary Shares or ADSs who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our Ordinary Shares or ADSs, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of our Ordinary Shares or ADSs may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks, together with any required forms and documents. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax the depositary or its agent is required to submit an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent is required to submit another application form together with certain other documents so that such holder can claim exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of Ordinary Shares or ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired Ordinary Shares or the ADSs from another individual as a legatee, heir, or donee, even if none of the acquiring individual, the decedent, or the donor is a Japanese resident.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF THE ADSS OR OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF THE ADSS OR OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

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●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares or the ADSs as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares or the ADSs);

●	persons who acquired our Ordinary Shares or the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares or the ADSs through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares or the ADSs; or

●	persons holding our Ordinary Shares or the ADSs through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares or ADSs in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares or the ADSs.

Material Tax Consequences Applicable to U.S. Holders of the ADSs or Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of the ADSs or our Ordinary Shares. This description does not deal with all possible tax consequences relating to ownership and disposition of the ADSs or our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ADSs or Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date, and the income tax treaty between the United States and Japan (the “Tax Convention”). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or our Ordinary Shares are urged to consult their tax advisors regarding an investment in the ADSs or our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

This summary is based, in part, upon the representations made by the depositary to us and assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.

Treatment of the ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding our Ordinary Shares represented by the ADSs. No gain or loss will be recognized on an exchange of our Ordinary Shares for ADSs or an exchange of ADSs for our Ordinary Shares if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying Ordinary Shares. A U.S. Holder’s tax basis in the Ordinary Shares received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Taxation of Dividends and Other Distributions on the ADSs or Our Ordinary Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to the U.S. Holder’s Ordinary Shares (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to our Ordinary Shares or the ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations. Dividends paid on our Ordinary Shares or the ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.

Dividend income will include any amounts withheld in respect of Japanese taxes, and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on our Ordinary Shares or the ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

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Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (or the date of the depositary’s receipt in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of the distribution if the foreign currency is converted into U.S. dollars on the date the distribution is received. If the foreign currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. The foreign currency gain or loss (if any) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be treated as U.S.-source income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ADSs or Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADSs or Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of the ADSs or our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than

50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of the ADSs or our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of the ADSs or our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ADSs or Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of the ADSs or our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ADSs or Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs or Ordinary Shares.

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If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Ordinary Shares cannot be treated as capital, even if you hold the ADSs or Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ADSs or Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Ordinary Shares as of the close of such taxable year over your adjusted basis in such ADSs or Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ADSs or Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ADSs or Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs or Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Ordinary Shares. Your basis in the ADSs or Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq. If the ADSs or Ordinary Shares are regularly traded on the Nasdaq and if you are a holder of ADSs or Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

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Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ADSs or Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or Ordinary Shares, including regarding distributions received on the ADSs or Ordinary Shares and any gain realized on the disposition of the ADSs or Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the ADSs or our Ordinary Shares, then such ADSs or Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs or Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ADSs or Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs or Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for the ADSs or our Ordinary Shares when inherited from a decedent that was previously a holder of the ADSs or our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ADSs or our Ordinary Shares, or a mark-to-market election and ownership of those ADSs or Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits the ADSs or our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ADSs or Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs or our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or our Ordinary Shares and proceeds from the sale, exchange or redemption of the ADSs or our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to the ADSs or our Ordinary Shares, subject to certain exceptions (including an exception for ADSs or Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

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UNDERWRITING

We expect to enter into an underwriting agreement with EF Hutton LLC, as representative of the several underwriters named therein (the “Representative”), with respect to the ADSs offered in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the numbers of ADSs, each representing one Ordinary Share as indicated below.

Underwriters	Number of ADSs
EF Hutton LLC	[●]
Total	[●]

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the Representative’s option to purchase additional ADSs described below.

Over-Allotment Option

We have granted the Representative an over-allotment option. This option, which is exercisable for up to 45 days after the closing of this offering, permits the Representative to purchase a maximum of [●] additional ADSs, representing an aggregate of [●] Ordinary Shares, at the IPO price listed on the cover page of this prospectus, less underwriting discounts. The Representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering.

Underwriting Discounts and Expenses

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. The underwriters may allow and certain dealers may reallow a discount from the concession not in excess of $[•] per share to certain brokers and dealers. After this offering, the public offering price, concession, and reallowance to dealers may be changed by the Representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The ADSs are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the Representative of the over-allotment option.

	Per Share		Total Without Over-Allotment Option		Total With Full Over-Allotment Option
Public offering price	$	[●]	$	[●]	$	[●]
Underwriting discounts(1)	$	[●]	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]	$	[●]

(1) Represents underwriting discounts equal to (i) 9.0% per ADS, which is the underwriting discount we have agreed to pay on investors in this offering introduced by the underwriters, and (ii) 5.0% per ADS, which is the underwriting discount we have agreed to pay on investors in this offering sourced by us. Underwriting discounts to be paid by us are calculated based on the assumption that no investors in this offering are introduced by us.

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We have agreed to pay to the Representative a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sale of the ADSs.

We have advanced $20,000 to the Representative upon the execution of the engagement letter between us and the Representative. We have agreed to pay all pay (a) all filing fees and expenses relating to the registration of the ADSs with the SEC; (b) all fees and expenses relating to the listing of the Company’s ADSs on a national exchange; (c) all fees, expenses and disbursements relating to the registration or qualification of the securities under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of “blue sky” counsel, which will be the Representative’s counsel), unless such filings are not required in connection with the Company’s proposed listing on a national exchange, if applicable; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the securities under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; ( e) the costs of all mailing and printing of the documents relating to this offering; (f) transfer and/or stamp taxes, if any, payable upon the transfer of ADSs from the Company to the Representative; (g) the fees and expenses of the Company’s accountants; (h) all filing fees and communication expenses associated with the review of this offering by FINRA; and (i) a maximum of $250,000 for reasonable, necessary and accountable out-of-pocket fees and expenses, including “road show”, diligence, and reasonable legal fees and disbursements for the Representative’s counsel, in the event that there is a closing of this offering. The Company is responsible for the Representative’s external counsel legal costs, any due diligence costs, and any other accountable out-of-pocket fees and expenses irrespective of whether this offering is consummated or not, subject to a maximum of $100,000 in the event that there is not a closing of this offering.

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $[●], including a maximum aggregate reimbursement of $250,000 of Representative’s accountable expenses.

In addition, we agreed, during the engagement period of the Representative, not to directly or indirectly offer any of our equity securities or solicit an offer to purchase any of our equity securities, or otherwise contact or enter into a discussion with any other party in connection with structuring, issuance, sale, arrangement, offering or purchase of our equity securities, other than through Representative. We may terminate the engagement letter with the Representative on or after the 270th day following the date of the engagement letter upon 30 days’ prior written notice to the Representative, and the Representative may terminate the engagement letter on or after the 120th day following the date of the engagement letter upon 30 days’ prior written notice to us. We agree to reimburse the Representative for its actual reasonable accountable out-of-pocket expenses, up to a maximum of $100,000, incurred prior to the termination, less any advance and amounts previously paid to the Representative in reimbursement for such expenses; provided, however, that such fees shall be subject to FINRA Rule 5110(f)(2)(C) and shall not apply if and to the extent the Representative has advised us of the Representative’s inability or unwillingness to proceed with this offering.

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Tail Financing

Subject to FINRA Rule 5110(g)(5)(B), the Representative is entitled to a cash fee equal to 9.0% of the aggregate gross proceeds received by the Company from the sale of any equity, debt, and/or equity derivative instruments to any investor actually introduced by the Representative to the Company during the engagement period of the Representative, in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the engagement period of the Representative or within the 12-month period following the expiration or termination (except for termination for cause) of the engagement period of the Representative, provided that such Tail Financing is by a party actually introduced to the Company in an offering in which the Company has direct knowledge of such party’s participation.

Right of First Refusal

We have agreed, provided that this offering is completed, that until 24 months after the closing of the offering, the Representative shall have a right of first refusal to act as sole investment banker, sole book-runner, and/or sole placement agent at its sole discretion, for each and every future public equity and debt offering, including all public equity linked financings (each a “Subject Transaction”), during such 24-month period, of our Company, or any successor to or any current or future subsidiary of our Company, on terms and conditions customary to the Representative for such Subject Transactions, provided, however, that such right shall be subject to FINRA Rule 5110(g).

Listing

We have applied to list the ADSs on the Nasdaq under the symbol “LAWR.” At this time, Nasdaq has not yet approved our application to list the ADSs. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that the ADSs will be approved for listing on Nasdaq.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed, for the period commencing June 5, 2024 the earlier of 12 months or the closing date of the IPO, , and for a period of 180 days from the closing of the IPO(“Lock-Up Period”), not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, our shares of capital stock or any securities convertible into or exercisable or exchangeable for our shares of capital stock; (ii) file or cause to be filed any registration statement with the SEC relating to the offering of our shares of capital stock or any securities convertible into or exercisable or exchangeable for our shares of capital stock; (iii) complete any offering of debt securities of our Company, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital shares of our Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock or such other securities, in cash, or otherwise.

Furthermore, except as disclosed below, each of our officers, directors, and shareholders of our outstanding Ordinary Shares as of the effective date of this offering (and all shareholders of securities exercisable for or convertible into our Ordinary Shares) have agreed with the Representative not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise to transfer or dispose of, directly or indirectly, any our shares of capital stock or other securities convertible into or exercisable or exchangeable for our shares of capital stock for a period of 180 days from the closing of this offering without the prior written consent of the Representative.

Pricing of the Offering

Prior to this offering, there has been no public market for the ADSs. The IPO price of the ADSs will be negotiated between us and the underwriters. Among the factors considered in determining the IPO price of the ADSs, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of the ADSs

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of the ADSs to selling group members for sale to their online brokerage account holders. The ADSs to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

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Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under option to purchase additional ADSs. The underwriters can close out a covered short sale by exercising the option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the option to purchase additional ADSs. The underwriters may also sell ADSs in excess of the option to purchase additional ADSs, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing the ADSs in this offering because such underwriter repurchases those ADSs in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, the ADSs in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of the ADSs at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in the ADSs on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the ADSs and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

109

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia. This prospectus is not a product disclosure statement, prospectus, or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus, or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material, or advertisement in relation to the offer of the ADSs has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the ADSs under this prospectus may only be made to persons: (i) to whom it is lawful to offer the ADSs without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients,” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the ADSs sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada. The ADSs may not be offered, sold, or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs, whether by way of sale or subscription, in the Cayman Islands. The Representative has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs to any member of the public in the Cayman Islands.

110

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time,

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

●	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The ADSs may not be offered or sold in Hong Kong by means of this prospectus or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Malaysia. The shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

111

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Taiwan. The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing, or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Kingdom. An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

112

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

Israel. This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Listing Fee	$
FINRA Filing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Underwriter Out-of-Pocket Accountable Expenses	$
Investor Relations Fee	$
Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of ADSs sold in the offering.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares represented by the ADSs offered in this offering and certain other legal matters as to Japanese law will be passed upon for us by Mori Hamada &Matsumoto. Winston & Strawn LLP is acting as counsel to the Representative in connection with this offering.

EXPERTS

The financial statements for the fiscal years ended March 31, 2024 and 2023, included in this prospectus have been so included in reliance on the report of Grassi & Co., CPAs P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Grassi & Co., CPAs P.C. is located at 50 Jericho Quadrangle, Jericho, NY 11753.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, of which this prospectus forms a part, including relevant exhibits, under the Securities Act with respect to the underlying Ordinary Shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

113

ROBOT CONSULTING CO., LTD.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Robot Consulting Co., Ltd.

Tokyo, Japan

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Robot Consulting Co., Ltd. (the “Company”) as of March 31, 2024 and 2023, and the related statements of operations, stockholder’s equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 3 to the financial statements, the Company’s financial statements as of and for the year ended March 31, 2023 have been restated to correct certain misstatements.

Substantial Doubt Regarding the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that Robot Consulting Co., Ltd, will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s operating losses and accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions, and management’s plans regarding those matters, are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grassi & Co., CPAs, P.C.

We have served as the Company’s auditor since 2023.

Jericho, New York

September 11, 2024

F-2

ROBOT CONSULTING CO., LTD.

BALANCE SHEETS

As of March 31, 2024 and 2023

(Yen in thousands, except share data)

	March 31,
	2024	2023
		Restated
ASSETS
Current Assets:
Cash and cash equivalents	¥471,648	¥451,175
Accounts receivable, net	84,424	81,983
Related party receivable	9,304	2,073
Investments	—	6,552
Deferred offering costs	67,470	45,456
Prepaid expenses and other current assets	76,538	25,032
Total Current Assets	709,384	612,271
Non-current Assets:
Restricted cash	19,470	19,470
Property and equipment, net	1,929	283
Operating lease right-of-use assets, net	6,778	—
Intangible assets, net	1,962	—
Investments - Non-current	134	134
Other assets	3,888	1,591
Total Assets	¥743,545	¥633,749

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payable	¥368,883	¥73,005
Other payable	64,765	139,468
Accrued expenses	936	1,503
Deferred revenue - Current	130,824	55,172
Current portion of operating lease liabilities	6,523	—
Total Current Liabilities	571,931	269,148
Non-current Liabilities:
Non-current operating lease liabilities	255	—
Deferred revenue - Non-current	268,589	168,299
Other liabilities	19,470	19,470
Total Liabilities	860,245	456,917
SHAREHOLDERS’ EQUITY:
Ordinary share, JPY10 par value - 28,000,000 shares authorized as of March 31, 2024 and 2023; 7,035,000 shares issued and outstanding as of March 31, 2024 and 6,752,000 shares issued and outstanding as of March 31, 2023	70,350	67,520
Subscription receivable	—	(29,834)
Additional paid-in capital	1,060,750	724,980
Accumulated deficit	(1,247,800)	(585,834)
Total Shareholders’ Equity	(116,700)	176,832
Total Liabilities & Shareholders’ Equity	¥743,545	¥633,749

The accompanying notes are an integral part of the financial statements.

*The number of shares presented above is adjusted retrospectively to reflect the 1 for 1,000 sub-division effected on February 5, 2024.

F-3

ROBOT CONSULTING CO., LTD.

STATEMENTS OF OPERATIONS

For the Fiscal Years Ended March 31, 2024 and 2023

(Yen in thousands, except share and per share data)

	Fiscal Year Ended March 31,
	2024	2023
		Restated
Revenue	¥693,104	¥83,597
Cost of revenue	19,848	70,622
Gross profit	673,256	12,975
Operating expenses:
Research and development	103,440	138,322
Selling, General and Administrative Expenses	1,221,614	342,670
Total operating expenses	1,325,054	480,992
Loss from operations	(651,798)	(468,017)
Other income (expenses), net	(10,168)	(10,591)
Interest expenses	—	(25)
Loss before income taxes	(661,966)	(478,633)
Provision for income taxes	—	—
Net Loss	¥(661,966)	¥(478,633)
Net loss per share attributable to shareholders, basic and diluted	¥(96.6)	¥(73.9)
Weighted-average shares outstanding used to compute net loss per share, basic and diluted*	6,854,633	6,480,488

The accompanying notes are an integral part of the financial statements.

* Giving retroactive effect to the 1 for 1,000 sub-division effected on February 5, 2024.

F-4

ROBOT CONSULTING CO., LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

For the Fiscal Years Ended March 31, 2024 and 2023

(Yen in thousands, except share data)

	Share Class		Additional			Total Shareholders’
	Ordinary Shares		Paid-In	Subscription	Accumulated	Equity
	Shares	Amount	Capital	Receivable	Deficit	(Deficit)
Balance, March 31, 2022	6,447,000	¥64,470	¥392,530	¥(47,162)	¥(107,201)	¥302,637
Sale of ordinary shares	305,000	3,050	332,450	-	-	335,500
Cash receipt for subscription receivable	-	-	-	17,328	-	17,328
Net loss	-	-	-	-	(478,633)	(478,633)
Balance, March 31, 2023	6,752,000	67,520	724,980	(29,834)	(585,834)	176,832
Sale of ordinary shares	283,000	2,830	335,770	-	-	338,600
Cash receipt for subscription receivable	-	-	-	29,834	-	29,834
Net loss	-	-	-	-	(661,966)	(661,966)
Balance, March 31, 2024	7,035,000	¥70,350	¥1,060,750	¥-	¥(1,247,800)	¥(116,700)

The accompanying notes are an integral part of the financial statements.

The number of shares presented above is adjusted retrospectively to reflect the 1 for 1,000 sub-division effected on February 5, 2024.

F-5

ROBOT CONSULTING CO., LTD.

STATEMENTS OF CASH FLOWS

For the Fiscal Years Ended March 31, 2024 and 2023

(Yen in thousands)

	Fiscal Year Ended March 31,
	2024	2023
		Restated
Cash flows from operating activities:
Net loss	¥(661,966)	¥(478,633)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,832	220
Noncash lease expenses	6,179	2,968
Loss on disposal of property and equipment	—	592
Impairment loss on investments	10,000	10,000
Changes in operating assets and liabilities:
Accounts receivable	(2,441)	(81,983)
Related party receivable	(7,230)	(2,073)
Prepaid expenses and other current assets	(51,507)	(9,555)
Other Assets	(2,296)	(594)
Accounts payable and accrued expenses	220,609	189,607
Deferred revenue	175,942	219,185
Operating lease liabilities	(6,179)	(2,968)
Other liabilities	—	19,470
Net cash used in operating activities	(317,057)	(133,764)
Cash flows from investing activities:
Purchase of property and equipment	(3,339)	(437)
Purchase of intangible assets	(2,101)	—
Acquisition of investments	(10,000)	(10,134)
Proceeds from sales of investment	6,552	—
Net cash used in investing activities	(8,888)	(10,571)
Cash flows from financing activities:
Repayment under lease liabilities	—	—
Payment for deferred offering costs	(22,016)	(45,454)
Proceeds from stock issuance	338,600	335,500
Proceeds received for subscription receivable	29,834	17,327
Net cash provided by financing activities	346,418	307,373
Net increase in cash, cash equivalents and restricted cash	20,473	163,038
Cash, cash equivalents and restricted cash at beginning of period	470,645	307,607
Cash, cash equivalents and restricted cash at end of period	¥491,118	¥470,645

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	¥471,648	¥451,175
Restricted cash	19,470	19,470
Total cash, cash equivalents and restricted cash	¥491,118	¥470,645

The accompanying notes are an integral part of the financial statements.

F-6

ROBOT CONSULTING CO., LTD.

NOTES TO FINANCIAL STATEMENTS

For the Fiscal Years Ended March 31, 2024 and 2023

(Yen in thousands, except share and per share data)

1. Nature of Operations

Robot Consulting Co., Ltd. (the “Company”) was incorporated on April 17, 2020. The Company’s principal product is Labor Robot, a cloud-based software which provides human resource solutions, The Company also provides e-learning courses relating to digital transformation and software installation services. The Company is committed in researching, developing, and selling artificial intelligence (“AI”) technology and manufacturing AI robots.

Going concern

The Company had a loss of JPY661,966 and JPY478,633 for the fiscal years ended March 31, 2024 and 2023, respectively. This operating loss has resulted in an accumulated deficit of JPY1,247,800 and JPY585,834 as of March 31, 2024 and 2023, respectively. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

The Company’s financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the Company’s ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

The Company may consider obtaining additional financing in the future through the issuance of the Company’s ordinary shares through other equity or debt financings, or other means. The Company, however, is dependent upon its ability to obtain new revenue generating customer contracts and secure equity and/or debt financing and there are no assurances that the Company will be successful. The financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in thousand Japanese yen, (“JPY” or “¥”), the currency of the country in which the Company is incorporated and primarily operates. The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

On February 5, 2024, the Company’s shareholders approved a sub-division of the Company’s authorized and issued shares at a ratio of 1:1,000, which became effective on February 5, 2024. As a result of the sub-division, the number of authorized shares of the Company became 100,000,000,000 shares with a par value of JPY10 each, after which sub-division, 7,035,000 shares were issued and outstanding. The Company believes it is appropriate to reflect the above transactions on a retroactive basis in accordance with ASC 260. All references made to share or per share amounts herein have been retroactively adjusted to reflect the 1:1,000 sub-division.

Use of Estimates

The preparation of the financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the reporting date, and the reported amounts of revenue and expense during the reporting period. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future and include, but are not limited to, useful lives of property and equipment, the carrying value of operating lease right-of-use asset, allowance for credit losses on accounts receivable, valuation of stocks, and valuation allowance against net deferred tax assets. Actual results could differ from those estimates.

F-7

Revenue Recognition

The Company applies Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented in the financial statements. To determine the appropriate amount of revenue to be recognized in accordance with ASC 606, the Company follows a five-step model as follows:

1 – Identification of the contract with a customer

2 – Identification of the performance obligation in the contract

3 – Determination of the transaction price

4 – Allocation of the transaction price to the performance obligation in the contract

5 – Recognition of revenue when, or as, a performance obligation is satisfied

During the fiscal years ended March 31, 2024 and 2023, the Company generated revenues from sales of software, consulting and support services, advertising services, and outsourcing services.

Revenue is recognized when the control of the promised product or service is transferred by the Company to its customer. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for the product or service delivered. The transaction prices are generally fixed at contract inception. Consumption taxes collected from customers and remitted to government authorities are excluded from revenue and deferred revenue.

At contract inception, the Company assesses the performance obligations, or deliverables, the Company has agreed to provide pursuant to the contract and determines if they are individually distinct or if they should be combined with other performance obligations. A contract that contains multiple performance obligations requires an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price. Performance obligations are combined when an individual performance obligation does not have standalone value to its customer. For example, customers do not have the ability to take possession of the software, Labor Robot, and, as a result, the Company’s contracts for sales of software and hosting service arrangement are typically accounted for as service arrangements with a single performance obligation.

Sales of Software

Revenue from sales of software is primarily comprised of sales of Labor Robot. Revenue is recognized on a straight-line basis over the period of five years which is an estimated useful life of the software. Revenue is recognized as the Company’s performance obligation is satisfied over-time and as control of the promised service is transferred to the customer, commencing when the product key is delivered to the customer.

Consulting and Support Services

Revenue from consulting and support services is recognized when the control of the promised service is transferred by the Company to its customer. Consulting and support services the Company provided during the fiscal years ended March 31, 2024 and 2023 include the following services.

E-learning: The Company provides online training courses to help employees of small and medium-sized businesses learn the latest trends in digital transformation. Revenue is recognized on a straight-line basis over the contract period which is generally one month as the Company’s performance obligation is satisfied over-time, commencing when the access code is delivered to the customer.

E-commerce store set-up service: The Company assists customers in building their e-commerce stores on a metaverse and building e-commerce websites. Revenue is recognized at the point in time when the transfer of control occurs, which is upon completion of set-up service.

Software installation support: The Company helps customers with the installation and initial set-up of the software and provides support services during the contract period. Revenue is recognized on a straight-line basis over the contract period which is generally one year as the Company’s performance obligation is satisfied over-time.

IT system installation subsidy application consulting and support service: The Company provides consulting and support services on IT system installation subsidy application to corporate customers to help them reduce the costs of installing and implementing new IT products. Revenue is recognized at the point in time when the transfer of control occurs, which is when the Company completes submitting applications for IT system installation subsidies to the Ministry of Economy, Trade, and Industry or an entrusted organization. Fees for consulting and support services are only paid if the customer receives the subsidies, and revenue is recognized only if the application is approved.

The Company uses subcontractors for applying for IT system installation subsidies and setting up an e-commerce website. The Company assesses and records revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenues and expenses. The Company has concluded that the Company is the principal in the performance obligation to provide consulting and support services and gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified vendors, (ii) has the discretion to select the vendors and establish their price and duties, and (iii) bears the risk for services that are not fully paid for by its customers.

Advertising Services

Revenue from advertising services is from advertising the services provided by the Company’s customer, ASC Certified Consultant Corporation (“ASC Consultant”). The Company shows ASC Consultant’s contact information on Labor Robot to promotes ASC Consultant’s grants or subsidies application support services to Labor Robot’s users.

Revenue from advertising services is recognized on a straight-line basis over the contract period as the Company’s performance obligation is satisfied over-time.

Outsourcing Services

Revenue from outsourcing services is from outsourcing the Company’s employees to support the marketing services of its customer, ASC Consultant.

Revenue from outsourcing services is recognized on a straight-line basis over the contract period as the Company’s performance obligation is satisfied over-time.

F-8

Segment Information

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer (“CEO”), who reviews financial information for purposes of making operating decisions, assessing financial performance, and allocating resources. The Company’s CODM evaluates financial information as a whole for the purpose of assessing financial performance and making operating decisions. As of and for the fiscal years ended March 31, 2024 and 2023, there were no revenues derived or long-lived assets held outside of Japan.

Concentration of Customers and Vendors

For the fiscal years ended March 31, 2024, there were no customers, and for the fiscal year ended March 31, 2023, there was one customer who accounted for more than 10% of the Company’s total revenue in each period. As of March 31, 2024, there were no customers, and as of March 31, 2023, there were two customers who accounted for more than 10% of the Company’s total accounts receivable as of the end of the respective period.

For the fiscal years ended March 31, 2024, there were no suppliers who individually accounted for more than 10% of the Company’s total purchase . During the fiscal year ended March 31, 2023, there were two vendors who individually accounted for more than 10% of the Company’s total purchases. As of March 31, 2024 and 2023, there were two vendors and three vendors, respectively, who individually accounted for more than 10% of the Company’s total accounts payable as of the end of each respective period.

Cash and Cash Equivalents, and Restricted Cash

The Company considers all highly liquid short-term investments purchased with an initial maturity date of three months or less to be cash equivalents. The Company’s restricted cash consists of the earmarked balance related to the ongoing lawsuit.

Accounts Receivable, Net

Accounts receivable primarily consist of the amounts billed and currently due from customers, net of an allowance for credit loss, if recorded. When the Company has an unconditional right to payment, subject only to the passage of time, the right is treated as receivable. The Company’s accounts receivable balances are unsecured, bearing no interest. Fees billed in advance of the related contractual term represent contract liabilities and presented as deferred revenue. Typical payment terms provide for customer payment within 30 to 120 days of the invoice date.

Accounts receivable is subject to collection risk. The Company performs evaluations of its customers’ financial positions and generally extends credit on account, without collateral. The Company determines the need for an allowance for doubtful accounts based on various factors, including the credit quality of the customer, the age of the receivable balance, and current economic conditions.

The Company did not record the allowance for doubtful accounts or bad debt expense for the fiscal year ended March 31, 2023.

Allowance for Credit Losses

The Company adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, effective April 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in enhanced disclosures only.

At each balance sheet date, the Company recognizes an expected allowance for credit losses. In addition, also at each reporting date, this estimate is updated to reflect any changes in credit risk since the receivable was initially recorded. This estimate is calculated on a pooled basis where similar risk characteristics exist.

The allowance estimate is derived from a review of the Company’s historical losses on the aging of receivables. This estimate is adjusted for management’s assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes that historical loss information is a reasonable starting point to calculate the expected allowance for credit losses, given that the composition of the Company’s customers has remained constant. The Company recorded JPY 7,246 as the allowance for credit loss for the fiscal year ended March 31, 2024. Provisions for the allowance for expected credit losses are recorded in selling, general and administrative expenses in the Statements of Operations.

The Company writes off receivables when there is information indicating that any debtor is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized as income or an offset to credit loss expense in the year of recovery. The Company did not have any write-offs of receivables during the fiscal year ended March 31, 2024.

The amount of receivables included at the beginning of each period presented was JPY81,983 and nil, respectively.

Deferred Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly related to an equity financing that is likely to be successfully completed, until such financing is consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds received as a result of the financing. Should a planned equity financing be abandoned, terminated, or significantly delayed, the deferred offering costs are immediately written off to operating expenses in the Statements of Operations in the period of determination.

F-9

Property and Equipment, Net

Property and equipment are recorded at the cost less accumulated depreciation. Depreciation is computed using the straight-line method, depending on the pattern of consumption of the economic benefits by asset class, over the estimated useful lives of the assets, as follows:

Property and Equipment	Estimated Useful Life
Fixtures	Shorter of 3 years or lease term
Tooling and equipment	5 years
Computer and other equipment	3 years

Repair and maintenance costs are expensed as incurred. The Company records depreciation expenses in selling, general and administrative expenses in the Statements of Operations.

Intangible assets, Net

Intangible assets consist of the Company’s patents. Patents are amortized over eight years. Amortization expenses are recorded in selling, general and administrative expenses in the Statements of Operations.

Impairment or Disposal of Long-Lived Assets

Long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if the carrying amount is not recoverable when compared to the Company’s undiscounted cash flows and the impairment loss is measured based on the difference between the carrying amount and fair value. Long-lived assets held for sales are reported at the lower of cost or fair value less costs to sell. There were no impairments of long-lived assets during the fiscal years ended March 31, 2024 and 2023.

Leases

Leases are comprised of operating leases for office space. In accordance with the Financial Accounting Standards Board (“FASB”) ASC Topic 842, Leases, the Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of operating lease liabilities, and non-current operating lease liabilities in the Balance Sheets. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date.

For leases with terms greater than 12 months, the Company records an ROU asset and a lease liability representing the present value of future lease payments. The discount rate used to measure the lease asset and liability is determined at the beginning of the lease term using the rate implicit in the lease, or the Company’s collateralized incremental borrowing rate. The implicit rate within the Company’s leases is generally not determinable and, therefore, the incremental borrowing rate at lease commencement is utilized to determine the present value of lease payments. The Company estimates its incremental borrowing rate based on third-party lender quotes to obtain secured debt in a like currency for a similar asset over a timeframe similar to the term of the lease. For those contracts that include fixed rental payments for both the use of the asset (“lease costs”) as well as for other occupancy or service costs relating to the asset (“non-lease costs”), the Company generally includes both the lease costs and non-lease costs in the measurement of the lease asset and liability.

The Company has elected the “package of practical expedients” and as a result is not required to reassess its prior accounting conclusions regarding lease identification, lease classification and initial direct costs for lease contracts existing as of the transition date. The Company accounts for each lease and any associated non-lease components as a single lease component across all asset classes. Lease expenses for the Company’s operating leases are recognized on a straight-line basis over the lease term except for variable lease costs, which are expensed as incurred.

Investments

In the normal course of business, the Company invests in business partners that support the Company’s underlying business strategy and provide the Company the ability to enter into new markets thereby expanding the reach of the Company’s products and services.

The Company’s investments consist of investments in privately held entities that do not report net asset value (“NAV”) per share. These investments are measured at costs, adjusted for observable price changes and impairments. Gain or loss resulting from price changes and impairments are recognized in other income (expense), net in the Statement of Operations.

Fair Value of Financial Instruments

The Company reports financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis in accordance with ASC Topic 820 Fair Value Measurement (“ASC 820”). ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

F-10

ASC 820 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The U.S. GAAP established a hierarchy framework to classify the fair value based on the observability of significant inputs to the measurement.

The levels of the fair value hierarchy are as follows:

Level 1: Determined using an unadjusted quoted price in an active market for identical assets or liabilities.

Level 2: Estimated using inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: Estimated using unobservable inputs that are significant to the fair value of the assets or liabilities.

The fair value of the Company’s investments is determined based on inputs not observable in the market and classified as Level 3 within the fair value hierarchy.

Foreign Currency

The Company uses Japanese yen as its reporting currency. The Company’s functional currency is Japanese yen. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency of the Company at the balance sheet date foreign exchange rate, and gains and losses resulting from such remeasurement are included in other income (expenses), net in the Statement of Operations. Foreign currency denominated income and expenses are remeasured using the average exchange rate for the period.

Deferred Revenue

The timing of revenue recognition may not align with the right to invoice the customer. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment regardless of whether revenue has been recognized. If revenue has not yet been recognized, then deferred revenue, or contract liability, is recorded. Deferred revenue consists of consideration recorded in advance of performance obligations being delivered and is classified as current or non-current based on the related period in which services are expected to be provided.

Cost of Revenue

Cost of revenue primarily consists of costs paid to the Company’s vendors and costs paid to its employees related to the Company’s delivery of services.

Research and Development Costs

Research and development (“R&D”) costs consist primarily of fees paid to vendors for research, prototyping and consulting. Most R&D costs are expensed as incurred.

Time and costs incurred between establishment of technological feasibility and the release of software product is not material, and the costs incurred during this period is recorded as R&D costs.

Advertising Costs

Advertising and marketing costs are expensed as incurred and are included in selling, general and administrative expenses in the Statement of Operations. For the fiscal years ended March 31, 2024 and 2023, these costs were JPY55,034 and JPY9,977, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC Topic 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the differences between the financial statement and tax basis of assets, liabilities and net operating loss by using enacted tax rate in effect for the fiscal year in which the differences are expected to reverse. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

F-11

The Company recognizes deferred tax assets to the extent that these assets are believed to be more likely than not to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

The Company files tax returns in the tax jurisdictions of Japan. Tax benefits for uncertain tax positions are based upon management’s evaluation of the information available at the reporting date. To be recognized in the financial statements, a tax benefit must be at least more likely than not of being sustained based on technical merits. The benefit for positions meeting the recognition threshold is measured as the largest benefit more likely than not of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.

Net Loss per Share

Basic net loss per ordinary share is calculated by dividing the net loss by the weighted-average number of ordinary shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per ordinary share is computed by dividing the net loss by the weighted-average number of ordinary shares and potentially dilutive securities outstanding for the period determined using the treasury stock method.

Recently Issued Accounting Pronouncements

As an emerging growth company, the Jumpstart Our Business Startups Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to delay adoption of certain new or revised accounting standards. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard requires entities to disclose specific categories in the rate reconciliation and to provide additional information for reconciling items that meet a quantitative threshold. It also requires entities to disclose certain information regarding income taxes paid and other disclosures related to income and income tax expense from continuing operations. The standard is effective for fiscal years beginning after December 15, 2024 for public business entities and for fiscal years beginning after December 15, 2025 for all other entities. The Company is currently evaluating the impact that the adoption of this standard will have on its financial statements.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative” (“ASU 2023-06”). This ASU incorporates certain SEC disclosure requirements into the FASB ASC. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of ASC Topics, enabling users to more easily compare entities subject to the SEC’s existing disclosures with those not previously subject to the requirements, and aligning the requirements in the ASC with the SEC regulations. The ASU has an unusual effective date and transition requirements since it is contingent on future SEC rule making. If the SEC fails to enact the required changes by June 30, 2027, this ASU is not effective for any entities. Early adoption is not permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its financial statements.

3. Restatement

The restated information presented corrects the following errors as of and for the fiscal year ended March 31, 2023:

(i) Previously, the Company recognized revenue from sales of software when the product key was delivered to the customers. Upon consideration of ASC 606 Revenue from contracts with customers, the Company has determined that revenue from sales of software should be recognized over the period of five years.

(ii) Classification of cost of revenue related to sales of software.

(iii) Classification of restricted cash

The errors have been corrected by restating each of the affected financial statements line items and footnotes as of and for the fiscal year ended March 31, 2023. The impacted line items are identified in the tables below.

The following tables summarize the impact of the restatement on the Company’s financial statements line item:

	March 31,
	As previously reported 2023	Restated 2023	Effect of change
Balance sheets
Restricted cash	¥-	¥19,470	¥19,470
Total Assets	624,562	633,749	9,187
Deferred revenue - Current	9,600	55,172	45,572
Total Current Liabilities	233,576	269,148	35,572
Deferred revenue - Non-current	—	168,299	168,299
Other liabilities	—	19,470	19,470
Total liabilities	233,576	456,917	223,341
Accumulated deficit	(371,963)	(585,834)	(213,871)
Total Shareholders’ Equity	390,703	176,832	(213,871)
Total Liabilities & Shareholders’ equity	624,279	633,749	9,470

F-12

	Fiscal Year Ended March 31,
	As previously reported 2023	Restated 2023	Effect of change
Statements of Operations
Revenue	¥297,468	¥83,597	¥(213,871)
Cost of revenue	70,252	70,622	370
Selling, General and Administrative Expenses	343,040	342,670	(370)
Net Loss	(264,762)	(478,633)	(213,871)
Net loss per share attributable to shareholders, basic and diluted	(42)	(74)	(32)

	Fiscal Year Ended March 31,
	As previously reported 2023	Restated 2023	Effect of change
Statements of Cashflows
Net loss	¥(264,762)	¥(478,633)	¥(213,871)
Changes in operating assets and liabilities - Deferred revenue	5,314	219,185	213,871
Changes in operating assets and liabilities - Other liabilities	—	19,470	19,470
Cash, cash equivalents and restricted cash at end of period	451,175	470,645	19,470

4. Prepaid expenses and other current assets

As of March 31, 2024 and 2023, prepaid expenses and other current assets consisted of the following:

	March 31,
	2024	2023
Advance payment	¥9,561	¥3,155
Prepaid expenses	28,461	1,096
Deposit	1,850	720
Consumption taxes paid	26,459	18,223
Others	10,207	1,838
Total Prepaid expenses and other current assets	¥76,538	¥25,032

5. Property and Equipment, Net

As of March 31, 2024 and 2023, property and equipment consisted of the following:

	March 31,
	2024	2023
Fixtures	¥3,476	¥138
Tooling and equipment	337	337
Computer and other equipment	127	126
Total property and equipment	¥3,940	¥601
Less: Accumulated depreciation	(2,011)	(318)
Total property and equipment, net	¥1,929	¥283

The Company recognized depreciation expenses on property and equipment of JPY1,693 and JPY220 during the fiscal years ended March 31, 2024 and 2023, respectively. The Company had a write-off of property and equipment of nil and JPY592 during the fiscal years ended March 31, 2024 and 2023, respectively. The Company records depreciation expenses and loss on disposal of property and equipment in selling, general and administrative expenses and other income (expense), net in the Statements of Operations, respectively.

F-13

6. Intangible assets, Net

As of March 31, 2024 and 2023, intangible assets consisted of the following:

	March 31,
	2024	2023
Patents	¥2,101	¥—
Total intangible assets	2,101	—
Less: Accumulated amortization	(139)	—
Total intangible assets, net	¥1,962	¥—

The Company recognized amortization expenses on intangible assets of JPY139 and nil during the fiscal years ended March 31, 2024 and 2023, respectively. The Company records amortization expenses in selling, general and administrative expenses in the Statements of Operations.

7. Leases

The Company has an operating lease for office space. As of March 31, 2024 and 2023, the following amounts were recorded on the Balance Sheets relating to the Company’s operating lease.

	March 31,
	2024	2023
Right-of-Use Assets
Operating lease assets	¥6,778	¥—
Lease Liabilities
Operating lease liabilities - Current	¥6,523	¥—
Operating lease liabilities - Non-current	255	—

The following table summarizes the contractual maturities of operating lease liabilities as of March 31, 2024:

2025	¥6,579
2026	256
Total lease payments	6,835
Less amounts representing interest	(57)
Present value of lease payments	6,778
Less: current portion	(6,523)
Non-current lease liabilities	¥255

The following table illustrates information regarding the Company’s operating leases as of and for the fiscal years ended March 31, 2024 and 2023:

	Fiscal Year Ended March 31,
	2024	2023
Total operating lease cost	¥6,179	¥5,651
Cash paid for amounts included in the measurement of the operating lease liability	¥6,323	¥5,735
Weighted average remaining lease term (years)	1.1	0.0
Weighted average discount rate	1.48%	1.48%

The Company did not have significant sublease income or variable lease costs for the fiscal years ended March 31, 2024 and 2023.

8. Investments

The fair value of the Company’s investments is determined based on inputs not observable in the market and classified as Level 3 within the fair value hierarchy.

The following table summarizes the activity in investments during the fiscal years ended March 31, 2024 and 2023:

	Fiscal Year Ended March 31,
	2024	2023
Balance, beginning of year	¥6,686	¥6,552
Additions	10,000	10,134
Disposals	(6,552)	—
Impairment loss	(10,000)	(10,000)
Balance, end of year	¥134	¥6,686

The Company recognized impairment loss on investments of JPY10,000 during both fiscal years ended March 31, 2024 and 2023. The Company records impairment loss in other income (expenses), net in the Statements of Operations.

F-14

9. Other payables

As of March 31, 2024 and 2023, other payables consisted of the following:

	March 31,
	2024	2023
Outsourcing fees	¥19,085	¥91,366
Professions fees	1,266	8,795
Sales and marketing	160	21,849
Research and development	7,370	679
Income tax withholding	16,423	13,491
Compensations	9,247	2,366
Business tax payable	6,888	—
Others	4,326	922
Total other payable	¥64,765	¥139,468

10. Commitments and Contingencies

Guarantees and Commitments

There were no commitments under certain purchase or guarantee arrangements as of March 31, 2024 and 2023.

Legal Matters

From time to time in the normal course of business, the Company may be subject to various legal matters such as threatened or pending claims or proceedings. There were no such material matters as of and for the fiscal years ended March 31, 2024 and 2023 except for the following.

On May 14, 2023, the Company was served with a complaint by ZESTO Consulting LLC demanding unpaid system development fees of JPY21,770. As of the date hereof, the verdict reading is scheduled on December 13, 2024. In the fiscal year ended March 31, 2023, the Company recognized the total JPY22,470 related to the lawsuit in research and development costs in the Statements of Operations.

Indemnification

In the ordinary course of business, the Company customarily includes standard indemnification provisions in its arrangements with third parties. As of the date of this prospectus, the Company has not paid any material claims or been required to defend any material actions related to its indemnification obligations. However, the Company may be subject to such claims and/or actions in the future as a result of these indemnification obligations.

11. Net Loss per Share (restated)

The following table sets forth the computation of basic and diluted net loss per share:

	Fiscal Year Ended March 31,
	2024	2023
		Restated
Basic and Diluted Net Loss Per Ordinary Share:
Net loss attributable	¥(661,966)	¥(478,633)
Weighted average ordinary shares outstanding	6,854,633	6,480,488
Basic and diluted net loss per ordinary share	¥(96.6)	¥(73.9)

12. Income Taxes

The components of loss before income taxes, by geography, consists of the following:

	Fiscal Year Ended March 31,
	2024	2023
Japan	¥(661,966)	¥(478,633)

During the fiscal years ended March 31, 2024 and 2023, the Company had no tax expense.

The Company is subject to national and local income taxes in Japan which, in the aggregate, indicate a statutory rate of approximately 30.62% and 33.58% for the fiscal years ended March 31, 2024 and 2023, respectively. The statutory tax rate in effect for the year in which the temporary differences are expected to reverse is used to calculate the tax effects of temporary differences that are expected to reverse in the future years.

F-15

A reconciliation of income tax expense to the amount of income tax expense (benefit) at the statutory rate in Japan for the fiscal years ended March 31, 2024 and 2023 is as follows:

	Fiscal Year Ended March 31,
	2024	2023
Income tax benefit at the statutory rate	¥(202,694)	¥(160,725)
Increase (reduction) in taxes resulting from:
Change in valuation allowance	175,731	175,162
Permanent difference	(6,741)	(15,264)
Unrecognizable loss carryforwards	13,083	—
Non-deductible expenses	4,548	729
Rate difference	17,892	—
Inhabitant and business tax	(1,818)
Other	(1)	98
Income tax expense	¥—	¥—

Significant components of deferred tax assets and liabilities are as follows:

	March 31,
	2024	2023
Deferred tax assets:
Deferred revenue	¥178,054	¥73,833
Net operating loss carryforwards	107,085	48,108
Accrued expenses and reserves	94,401	77,922
Operating lease liabilities	2,076	—
Other	2,447	3,306
Total deferred tax assets	384,063	203,169
Deferred tax liabilities:
Depreciation and amortization	¥3,278	¥—
Operating lease ROU assets	2,076	—
Other	—	191
Total deferred tax liabilities	5,354	191
Less: Valuation allowance	(378,709)	(202,978)
Net deferred tax assets (liabilities)	¥—	¥—

The Company has net operating loss carryforwards of JPY349,722 and JPY143,264 as of March 31, 2024 and 2023, respectively, which expire between 2033 to 2034.

The Company has evaluated the positive and negative evidence bearing upon the realizability of its net deferred tax assets. Due to the Company’s history of net losses and the difficulty in predicting future results, the Company concluded it was not more likely than not that the deferred tax assets would be utilized. Accordingly, the Company has established a full valuation allowance against net deferred tax assets as of March 31, 2024 and 2023. Significant management judgment is required in determining the Company’s deferred tax assets and liabilities and valuation allowances for purposes of assessing its ability to realize any future benefit from its net deferred tax assets. The Company intends to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Income tax expense recorded in the future will be reduced to the extent that sufficient positive evidence materializes to support a reversal of, or decrease in, the Company’s valuation allowance.

The net changes in the total valuation allowance for net deferred tax assets for the fiscal years ended March 31, 2024 and 2023 consist of the following:

	Fiscal Year Ended March 31,
	2024	2023
Valuation allowance at beginning of year	¥202,978	¥27,816
Additions (deductions)	175,731	175,162
Valuation allowance at end of year	¥378,709	¥202,978

F-16

For the fiscal years ended March 31, 2024 and 2023, the Company had no uncertain tax positions anticipated to significantly increase or decrease within 12 months.

Interest and penalties related to income tax matters are recognized as a component of selling, general and administrative expenses in the Statements of Operations, if applicable. The Company did not have any interest or penalties associated with any uncertain tax benefits that had been accrued or recognized as of and for the fiscal years ended March 31, 2024 and 2023.

The Company files national and local income tax returns within Japan. As of the reporting date, the Company is not currently, or has it been, under income tax examination, but it may be subject to examination in the future. The tax authorities could perform tax examination on years as early as the tax year ended March 31, 2024.

13. Shareholders’ Equity (Deficit)

Ordinary Shares

As of March 31, 2024, the Company had 28,000,000 ordinary shares authorized. Each holder of ordinary shares shall be entitled to one vote for each share held as of the record date and shall be entitled to receive dividends, when, as and if declared by the shareholders’ meeting or the Board of Directors. The total ordinary shares issued and outstanding as of March 31, 2024 was 7,035,000 shares.

On December 12, 2022, the Company’s shareholders approved the issuance of new ordinary shares for subscription. Between December 2022 and March 2023, the Company issued 305,000 new ordinary shares in exchange of JPY3,050.

On October 24, 2023, the Company’s shareholders approved the issuance of new ordinary shares for subscription. In April 2023 and between October and December 2023, the Company issued 10,000 and 273,000 new ordinary shares in exchange of JPY11,000 and JPY327,600, respectively.

On February 5, 2024, the Company’s shareholders approved a sub-division of the Company’s authorized and issued shares at a ratio of 1:1,000, which became effective on February 5, 2024. As a result of the sub-division, the number of authorized shares of the Company became 100,000,000,000 shares with a par value of JPY10 each, after which sub-division, 7,035,000 shares were issued and outstanding. The Company believes it is appropriate to reflect the above transactions on a retroactive basis in accordance with ASC 260. All references made to share or per share amounts herein have been retroactively adjusted to reflect the 1:1,000 sub-division.

On February 5, 2024, the Company’s shareholders approved the change in the number of ordinary shares authorized from 100,000,000,000 shares to 28,000,000 shares.

The Company had a subscription receivable of nil and JPY29,834 as of March 31, 2024 and 2023, respectively. The balance of the subscription receivable as of March 31, 2023 was settled in cash in January 2024.

14. Revenue (restated)

Disaggregation of Revenue

The tables below reflect revenue by major source, timing of transfer of goods and services, and geographical markets for the fiscal years ended March 31, 2024 and 2023:

	Fiscal Year Ended March 31,
	2024	2023
		Restated
Sales of Software	¥75,125	¥15,481
Consulting and Support Services	617,979	12,156
Advertising Services	—	39,960
Outsourcing Services	—	16,000
Total	¥693,104	¥83,597

During the fiscal year ended March 31, 2024, revenue from consulting and support services was generated from provision of e-learning, e-commerce store set-up services, and software installation support services, while during the fiscal year ended March 31, 2023, revenue from consulting and support services was generated from provision of IT system installation subsidy application consulting and support services.

	Fiscal Year Ended March 31,
	2024	2023
		Restated
Timing of transfer of goods and services
Point in time	¥336,031	¥12,156
Over time	357,073	71,441
Total	¥693,104	¥83,597

F-17

	Fiscal Year Ended March 31,
	2024	2023
		Restated
Geographical market
Japan	693,104	83,597
Total	¥693,104	¥83,597

The following table summarizes the activity in deferred revenue during the fiscal years ended March 31, 2024 and 2023.

	Fiscal Year Ended March 31,
	2024	2023
		(restated)
Deferred revenue, beginning of year	¥223,471	¥4,286
Deferred revenue, end of period	399,413	223,471

Revenue recognized in the period from amounts included in deferred revenue at the beginning of period	55,172	4,286

As of March 31, 2024 and 2023, deferred revenue represents the Company’s remaining performance obligations to provide software and software installation support services for which consideration has been received.

As of March 31, 2024, JPY399,413 of revenue is expected to be recognized from remaining performance obligations for customer contracts. The Company expects to recognize revenue on JPY130,824 of these remaining performance obligations over the next 12 months, with the remaining balance to be recognized thereafter.

15. Cost of revenue (restated)

Disaggregation of Cost of revenue

The table reflects cost of revenue by major source for the fiscal years ended March 31, 2024 and 2023:

	Fiscal Year Ended March 31,
	2024	2023
		Restated
Sales of Software	¥4,072	¥370
Consulting and Support Services	15,776	62,315
Advertising Services	—	—
Outsourcing Services	—	7,937
Total	¥19,848	¥70,622

For the fiscal year ended March 31, 2024, cost of revenue from consulting and support services mainly relates to the personnel costs and costs paid to the Company’s vendors to set up e-commerce site, while for the fiscal year ended March 31, 2023, cost of revenue from consulting and support services mainly relates to the costs paid to the vendor who provide IT system installation subsidy application services.

16. Other Income (Expenses), net

Other income (expenses), net consists of the following:

	Fiscal Year Ended March 31,
	2024	2023
Impairment loss on investments	¥(10,000)	¥(10,000)
Loss from disposal of property and equipment	—	(592)
Others	(168)	1
Total	¥(10,168)	¥(10,591)

F-18

17. Share-based Compensation

On February 6, 2024, the Company’s Board of Directors approved the issuance of the stock options. On February 7, 2024, stock options to purchase an aggregate of 378,000 ordinary shares at an exercise price of JPY1.2 per ordinary share were granted to certain individuals who were the Company’s directors, employees and consultants. The options vest upon the successful completion of initial public offering (“IPO”), which is a performance condition. The options are exercisable only after February 7, 2026 and have a contractual term of eight years. Achievement of the IPO-based performance condition of stock options is not deemed to be probable until such event occurs. Therefore, no stock options vest, are expected to vest, or are exercisable prior to the Company’s IPO. Accordingly, the Company recognizes no stock-based compensation expense prior to the IPO.

The fair value of the stock options as of the grant date was JPY0.43 and was estimated using the Black-Scholes option-pricing model. The following table summarizes the significant assumptions used to estimate the fair value of the stock options.

Expected term	3 years
Expected volatility	44.67%
Expected dividend rate	—%
Risk-free rate	2.00%

As of March 31, 2024, there were a total of JPY16,367 unrecognized compensation expenses related to unvested stock options.

A summary of the status of the Company’s stock options as of March 31, 2024 and changes during the fiscal year ended March 31, 2024 is presented below.

Nonvested options	Options	Weighted-Average Grant-Date Fair Value
Nonvested at April 1, 2023	—	¥—
Granted	37,8000	0.43
Nonvested at March 31, 2024	37,8000	¥0.43

18. Consulting Agreement

On April 24, 2023, the Company entered into a consulting and services agreement with Spirit Advisors, LLC. (“Spirit Advisors”) pursuant to which it agreed to compensate Spirit Advisors with cash consideration of US$320,000 and common share purchase warrants (the “Spirit Warrants”) in exchange for professional services to be provided by Spirit Advisors in connection with its IPO. Spirit Advisors may exercise the Spirit Warrants to purchase 3% of the issued and outstanding ordinary shares as of the date of the Spirit Warrants’ issuance, which will be automatically adjusted to 3% of the fully diluted number of ordinary shares on the date the Company completes the IPO. The exercise price per share is US$0.01, subject to adjustment as provided in the Spirit Warrants. The warrants are only exercisable upon the successful completion of the IPO. The Spirit Warrants will be substituted in kind with the stock acquisition rights.

19. Related Party

The related parties that had material balances and transactions as of and for the fiscal years ended March 31, 2024 and 2023 consist of the following:

Name of Related Party	Nature of Relationship on March 31, 2024
Hidetoshi Yokoyama	Representative director, Chairman, and the former Chief Executive Officer of the Company
Clustar, Inc.	A company controlled by Mr. Teppei Shinkawa, the Company’s former director and Chief Financial Officer
Samulion Factory, Inc.	A company controlled by Mr. Teppei Shinkawa, the Company’s former director and Chief Financial Officer

The Company had the following related party transactions as of and for the fiscal years ended March 31, 2024 and 2023:

		March 31,
		2024	2023
Related party receivable
Hidetoshi Yokoyama	For payment made on behalf by the Company	¥9,304	¥2,073
Subscription receivable
Hidetoshi Yokoyama	Receivable for capital contributions	—	29,834

		Fiscal Year Ended March 31,
		2024	2023
Selling, General and Administrative Expenses with related parties
Clustar, Inc.	Provision of adverting services to the Company	¥2,190	¥—
Samulion Factory, Inc.	Provision of consulting services	9,786	2,036

20. Subsequent Events

The Company has evaluated subsequent events after the balance sheet date through September 10, 2024, the date the financial statements were available for issuance. Management has determined that no significant events or transactions have occurred subsequent to the balance sheet date that require both recognition and disclosure in the financial statements.

F-19

ROBOT CONSULTING CO., LTD.

American Depositary Shares

Representing                     Ordinary Shares

Robot Consulting Co., Ltd.

Prospectus dated                     , 2024

EF Hutton LLC

Until                     , 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article 330 of the Companies Act makes the provisions of Part III, Chapter 2, Section 10 of the Civil Code of Japan applicable to the relationship between us and our directors. Section 10 of the Civil Code, among other things, provides in effect that:

(1)	Any director of a company may demand advance payment of expenses which are considered necessary for the management of the affairs of such company entrusted to him;

(2)	If a director of a company has defrayed any expenses which are considered necessary for the management of the affairs of such company entrusted to him, he may demand reimbursement therefor and interest thereon after the date of payment from such company;

(3)	If a director of a company has assumed an obligation necessary for the management of the affairs of a company entrusted to him, he may require such company to perform it in his place or, if it is not due, to furnish adequate security; and

(4)	If a director, without any fault on his part, sustains damage through the management of the affairs of a company entrusted to him, he may demand compensation therefor from such company.

Pursuant to Article 427, paragraph 1 of the Companies Act and our articles of incorporation, we may enter into an agreement with each of our non-executive directors providing that such director’s liability for damages to us shall be limited to the higher of either the amount we have determined in advance, or the amount prescribed by applicable laws and regulations, provided that such director has acted in good faith and without gross negligence.

Further, pursuant to Article 426, paragraph 1 of the Companies Act and our articles of incorporation, we may, by resolution of the board of directors, release any of our directors from liability for damages to us, provided that such director has acted in good faith and without gross negligence to the extent permitted by applicable laws and regulations.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

On November 24, 2021, we issued 10 Ordinary Shares to Oki Denki Co., Ltd. for a consideration of JPY10,000,000.

On November 25, 2021, we issued 20 Ordinary Shares to Mr. Kenichi Takahama for a consideration of JPY20,000,000.

On November 29, 2021, we issued 5 Ordinary Shares to Mr. Eiji Karikomi for a consideration of JPY5,000,000. On November 30, 2021, we issued 5 Ordinary Shares to the same investor for a consideration of 5,000,000.

On November 29, 2021, we issued 20 Ordinary Shares to Philos Co., Ltd. for a consideration of JPY20,000,000. On December 30, 2021, we issued 5 Ordinary Shares to the same investor for a consideration of JPY5,000,000. On January 21, 2022, we issued 25 Ordinary Shares to the same investor for a consideration of JPY25,000,000.

On November 29, 2021, we issued 11 Ordinary Shares to Mr. Pavan Kumar for a consideration of JPY11,000,000.

On November 29, 2021, we issued 6 Ordinary Shares to Mr. Tadashi Ichinokawa for a consideration of JPY6,000,000.

On November 30, 2021, we issued 10 Ordinary Shares to Mr. Takefumi Ando for a consideration of JPY10,000,000.

On November 30, 2021, we issued 100 Ordinary Shares to Stella MIC Investment Ltd. for a consideration of JPY100,000,000. On December 22, 2021, we issued 100 Ordinary Shares to the same investor for a consideration of JPY50,000,000.

On November 30, 2021, we issued 10 Ordinary Shares to Phoenix Co., Ltd. for a consideration of JPY10,000,000.

On December 29, 2021, we issued 10 Ordinary Shares to Sakura Planning Ltd. for a consideration of JPY10,000,000. On January 21, 2022, we issued 20 Ordinary Shares to the same investors for a consideration of 20,000,000.

On January 24, 2022, we issued 10 Ordinary Shares to FTG Company Co., Ltd. for a consideration of JPY10,000,000.

On February 4, 2022, we issued 10 Ordinary Shares to Social Brothers Co., Ltd. for a consideration of JPY10,000,000.

II-1

On February 28, 2022, we issued 70 Ordinary Shares to Mr. Shiyoetsu Kanehara for a consideration of JPY70,000,000.

On March 15, 2023, we issued 45 Ordinary Shares to Nac, one of our top customers, for a consideration of JPY49,500,000.

On March 31, 2023, we issued 200 Ordinary Shares to Stella MIC Investment Ltd. for a consideration of JPY220,000,000.

On January 31, 2023, we issued 30 Ordinary Shares to Aiei Co., Ltd., for a consideration of JPY33,000,000.

On February 27, 2023, we issued 11 Ordinary Shares to Mr. Yuki Umino for a consideration of JPY12,100,000.

On February 1, 2023, we issued 10 Ordinary Shares to Mr. Taku Suzuki for a consideration of JPY11,000,000.

On April 3, 2023, we issued 9 Ordinary Shares to CELLESSENSE Co., Ltd. for a consideration of JPY9,900,000.

On June 22, 2023, we issued 10 Ordinary Shares to Mr. Takaya Tomose for a consideration of JPY11,000,000.

On October 30, 2023, we issued 25 Ordinary Shares to Kotobuki LLC for a consideration of JPY30,000,000.

On November 24, 2023, we issued 84 Ordinary Shares to RC Equal Co., Ltd. for a consideration of JPY100,800,000.

On November 28, 2023, we issued 20 Ordinary Shares to Inrise Co., Ltd. for a consideration of JPY24,000,000.

On November 29, 2023, we issued 5 Ordinary Shares to Mr. Naokuni Naruse for a consideration of JPY6,000,000.

On November 30, 2023, we issued 25 Ordinary Shares to Tokyo Weld Co., Ltd. for a consideration of JPY30,000,000.

On November 30, 2023, we issued 34 Ordinary Shares to RC Asset Management LLC for a consideration of JPY40,800,000. On January 22, 2024, we issued 10 Ordinary Shares to the same investor for a consideration of 12,000,000.

On December 8, 2023, we issued 20 Ordinary Shares to Mr. Naohiko Kishi for a consideration of JPY24,000,000.

On December 27, 2023, we issued 30 Ordinary Shares to Ms. Kishiko Yamada for a consideration of JPY36,000,000.

On December 28, 2023, we issued 10 Ordinary Shares to Ms. Mineko Watanabe for a consideration of JPY12,000,000.

On December 29, 2023, we issued 10 Ordinary Shares to U-MANDY Co., Ltd. for a consideration of JPY12,000,000.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

II-2

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-3

EXHIBIT INDEX

Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Incorporation of the Registrant (English translation)
4.1*	Form of the American depositary receipt (included in Exhibit 4.2)
4.2*	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the owners and holders of ADSs issued thereunder
5.1*	Opinion of Mori Hamada & Matsumoto regarding the validity of Ordinary Shares being registered
10.1*	Outsourcing Agreement between ASC Certified Consultant Corporation and Robot Consulting Co., Ltd. dated October 25, 2022 (English translation)
10.2*	Advertising Consignment Agreement between ASC Certified Consultant Corporation and Robot Consulting Co., Ltd. dated October 22, 2022 (English translation)
10.3*	Master System Development Consignment Agreement between Brand Cloud Inc and Robot Consulting Co., Ltd. dated December 25, 2022 (English translation)
10.4*	Outsourcing Agreement between Kizashi Inc. and Robot Consulting Co., Ltd. dated September 1, 2022 (For the subsidy application support for our corporate customers’ client) (English translation)
10.5*	Outsourcing Agreement between Kizashi Inc. and Robot Consulting Co., Ltd. dated July 26, 2022 (For subsidy application support for our client purchasing our products) (English translation)
10.6*	Product Development Agreement between CJK Group, Inc. and Robot Consulting Co., Ltd. dated July 19, 2023
10.7*	Agency Agreement between Nac Co., Ltd. and Robot Consulting Co., Ltd. dated November 30, 2022 and the Memorandum Concerning the Agency Agreement dated March 14, 2023 (English translation)
10.8*	Master Business Consignment Agreement between Robot Consulting Co., Ltd. and Argyle Inc., dated May 26, 2022 (English translation)
10.9*	Form of Labor Robot Software Licensing Agreement (English translation)
10.10*	Form of E-Learning Licensing Agreement (English translation)
10.11*	Consulting and Services Agreement between Robot Consulting Co., Ltd. and Spirit Advisors, LLC dated April 24, 2023
10.12*	Common Stock Purchase Warrant between Robot Consulting Co., Ltd. and Spirit Advisors, LLC dated August 29, 2023
23.1*	Consent of Grassi & Co., CPAs P.C.
23.2*	Consent of Mori Hamada & Matsumoto (included in Exhibit 5.1)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
107*	Filing Fee Table

* To be filed by amendment

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on [    ], 2024.

Robot Consulting Co., Ltd.

By:
Hidetoshi Yokoyama
Representative Director and Chairman

Powers of Attorney

Each person whose signature appears below constitutes and appoints each of Hidetoshi Yokoyama and Amit Takur as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of securities of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such securities, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Representative Director and Chairman	[ ], 2024
Name: Hidetoshi Yokoyama	(Principal Executive Officer)

	Director and Chief Executive Officer	[ ], 2024
Name: Amit Takur

	Director and Chief Financial Officer	[ ], 2024
Name: Yukio Aida	(Principal Financial and Accounting Officer)

	Director and Chief Operating Officer	[ ], 2024
Name: Arisa Koga

II-5

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America of Robot Consulting Co., Ltd., has signed this registration statement or amendment thereto in New York, NY on [  ], 2024.

Cogency Global Inc.
Authorized U.S. Representative

By:
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.

II-6